AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

02028756

02 APR 30 11:1

SUPPL

9 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 8 April 2002, Re: Notice of Extraordinary General Meeting; and

b) Circular to Shareholders dated 8 April 2002.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

cc	Ms Jennifer Monaco	-	The Bank of New York 620 Avenue of the Americas 6th Floor New York NY 10011
	Mr Tom Sibens	-	Milbank, Tweed, Hadley & McCloy 30 Raffles Place 14 - 02 Caltex House Singapore 048622

5/2

Form Version 2.0
General Announcement
Ownership transfer to AMSTEEL on 08-04-2002 05:05:06 PM
Reference No AA-020408-1DFAC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 April 2002 at 3.00 pm, for the purpose of considering, and if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed ratification of the acquisition of the remaining 49% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") by Amsteel Corporation Berhad ("Amsteel") for a cash consideration of RM20.37 million

THAT the acquisition by Amsteel of the remaining 49% equity interest in LGP comprising 245,000 ordinary shares of RM1.00 each fully paid from Norville Corporation Sdn Bhd (36.75%) and Sumurmuda Sdn Bhd (12.25%) for a total cash consideration of RM20.37 million upon the terms and conditions contained in the Share Sale Agreement dated 16 March 2001 be and is hereby affirmed and ratified.

ORDINARY RESOLUTION 2

Proposed disposal of 100% equity interest in LGP by Amsteel to Johor Corporation ("JCorp")

THAT subject to the approvals being obtained from all relevant authorities and contingent upon the passing of Ordinary Resolutions 1 and 3, authority be and is hereby given for the proposed disposal by Amsteel to JCorp of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled in the manner set out in Ordinary Resolution 3 below ("Proposed Disposal of LGP")

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Disposal of LGP; and

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

ORDINARY RESOLUTION 3

Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel to Amsteel Mills Sdn Bhd ("AMSB")

THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above, authority be and is hereby given for the proposed settlement of inter-company indebtedness of RM108.23 million of the RM940.15 million owing as at 31 December 2001 by Amsteel to AMSB involving the following:

a) proposed netting-off of the consideration for the Proposed Disposal of LGP against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and
b) proposed cash payment of RM17.25 million by Ayer Keroh Resort Sdn Bhd to JCorp in settlement of the balance RM17.25 million of the RM108:23 million inter-company indebtedness owing by Amsteel to AMSB

(collectively referred to as the "Proposed Settlement")

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement; and
b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
8 April 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

AMSTEEL CORPORATION BERHAD (20667-M)
Secretary
8 APR 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in **Amsteel Corporation Berhad**, you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

PART A

(i) Proposed ratification of the acquisition of the remaining 49% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 245,000 ordinary shares of RM1.00 each by Amsteel Corporation Berhad ("Amsteel") for a cash consideration of RM20.37 million;

(ii) Disposal by Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, of 60% equity interest in Excellent Strategy Sdn Bhd comprising 18,000,000 ordinary shares of RM1.00 each for a cash consideration of RM41.4 million;

(iii) Proposed disposal by Amsteel to Johor Corporation ("JCorp") of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled pursuant to proposal (iv) below; and

(iv) Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad (which is a 50.48% owned subsidiary of Amsteel) as at 31 December 2001, involving the following:

(a) proposed netting-off of the consideration for proposal (iii) above against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and

(b) proposed cash payment of RM17.25 million by AKR to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB

and upon the completion of proposals (iv)(a) and (iv)(b) above, AMSB shall discharge and release Amsteel from the obligation to pay the inter-company indebtedness of RM108.23 million owing by Amsteel to AMSB.

Manager for (i), (ii) and (iii) and Adviser for (iv)

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No. 19663-P)

PART B

Independent Advice Letter from Arab-Malaysian Merchant Bank Berhad to the Independent Directors and minority shareholders of Amsteel in relation to (i), (iii) and (iv)

Arab-Malaysian Merchant Bank Berhad

(23742-V) (Licensed Merchant Bank)
(A Member of the Arab-Malaysian Banking Group)

Notice of the Extraordinary General Meeting of Amsteel Corporation Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, on 23 April 2002 at 3.00 p.m., is set out in this Circular. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the Meeting should you subsequently wish to do so.

This Circular is dated 8 April 2002

Except where the context otherwise requires, the following definitions apply throughout this Circular:

Acquisition of 49% equity interest in LGP	:	The acquisition by Amsteel of the remaining 49% equity interest in LGP comprising 245,000 LGP Shares from Norville (36.75%) and Sumurmuda (12.25%) for a total cash consideration of RM20.37 million
AKR	:	Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of Amsteel
AKR's Stakeholder	:	Messrs Azam Malek & Soh
AMMB / Independent Adviser	:	Arab-Malaysian Merchant Bank Berhad
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
Amsteel / Company	:	Amsteel Corporation Berhad
Amsteel Group / the Group	:	Amsteel and its subsidiary and associated companies
Antara	:	Antara Steel Mills Sdn Bhd, a wholly-owned subsidiary of JCorp
Disposal by AKR of 60% equity interest in ES	:	The Sale of the First Tranche ES Shares and Sale of the Second Tranche ES Shares for an aggregate cash consideration of RM41.4 million or RM2.30 per ES Share
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
ES	:	Excellent Strategy Sdn Bhd
ES SPAs	:	Sale and purchase agreements dated 16 March 2001 (as amended by the letter issued by the Other ES Shareholders dated 7 September 2001) between AKR with each of the Other ES Shareholders for the Disposal by AKR of 60% equity interest in ES
Exchange of Assets Agreement	:	Conditional Exchange of Assets Agreement dated 13 February 2001 between Amsteel, AMSB, AKR and JCorp for the Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts
FIC	:	Foreign Investment Committee
First Tranche ES Shares	:	7,500,000 ES Shares representing the 25% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
HKD	:	Hong Kong Dollar
HMI	:	HMI Balestier Hospital Pte Ltd
JCorp	:	Johor Corporation, a body corporate incorporated under Johor Enactment No 4 1968 (as amended by Enactment No 5 1995)
KLSE	:	Kuala Lumpur Stock Exchange
LGP	:	Lion Gateway Parade Sdn Bhd, a wholly-owned subsidiary of Amsteel

Lion Group	:	Any one or more companies which is a member of Amsteel, LLB, Lion Corporation Berhad and Angkasa Marketing Berhad group of companies
LLB	:	Lion Land Berhad, a 50.48% owned subsidiary company of Amsteel (held via Amsteel, Angkasa Marketing Berhad, Umatrac Enterprises Sdn Bhd and Konming Investment Limited)
LLB Group	:	LLB and its subsidiary and associated companies
LTAT	:	Lembaga Tabung Angkatan Tentera
MITI	:	Ministry of International Trade and Industry
MOF	:	Minister of Finance
Norville	:	Norville Corporation Sdn Bhd
NTA / NTL	:	Net tangible assets / Net tangible liabilities
Option Agreement	:	Call option agreement dated 13 February 2001 between AKR and JCorp, for the proposed grant by AKR of a call option to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES for a total consideration of RM41.4 million, to be satisfied via the proposed transfer of the First Tranche ES Shares to JCorp and cash consideration of RM24.15 million
Other ES Shareholders	:	The shareholders of ES other than AKR who prior to the Disposal by AKR of 60% equity interest in ES, collectively held the balance 40% equity interest in ES, namely HMI (20%), Unirio (9.67%) and Senipuri (10.33%)
Proposals	:	The Proposed Settlement of Inter-Co Debts, Proposed Disposal of LGP and Proposed Cash Payment to JCorp collectively
Proposed Acquisition of Antara	:	The proposed acquisition by AMSB of 100% equity interest in Antara comprising 218,010,000 Antara Shares from JCorp for a consideration of RM108.23 million to be satisfied via the Proposed Settlement of Inter-Co Debts
Proposed Cash Payment to JCorp	:	The proposed cash payment of RM17.25 million by AKR to JCorp pursuant to the Proposed Settlement of Inter-Co Debts
Proposed Disposal of LGP	:	The proposed disposal by Amsteel of 100% equity interest in LGP comprising 500,000 LGP Shares to JCorp and the assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million as at 30 June 2000), for a consideration of RM90.98 million, to be settled pursuant to part (i) of the Proposed Settlement of Inter-Co Debts
Proposed Ratification of the Acquisition of 49% equity interest in LGP	:	The proposal to shareholders of the Company to ratify the Acquisition of 49% equity interest in LGP, which was completed on 7 September 2001

Proposed Settlement of Inter-Co Debts	:	The proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB as at 31 December 2001, involving the following: (i) proposed netting-off of the consideration for the Proposed Disposal of LGP against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and (ii) proposed cash payment of RM17.25 million by AKR to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB
Rmb	:	Renminbi
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RM and sen	:	Ringgit Malaysia and sen respectively
Sale of the First Tranche ES Shares	:	The sale of the First Tranche ES Shares by AKR to the Other ES Shareholders for a cash consideration of RM17.25 million, which formed part of the Disposal by AKR of 60% equity interest in ES
Sale of the Second Tranche ES Shares	:	The sale of the Second Tranche ES Shares by AKR to the Other ES Shareholders for a cash consideration of RM24.15 million, which formed part of the Disposal by AKR of 60% equity interest in ES
Second Tranche ES Shares	:	10,500,000 ES Shares representing the 35% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
Senipuri	:	Senipuri Emas Sdn Bhd
SGD	:	Singapore Dollar
Share(s)	:	Ordinary share(s) of RM1.00 each
SSA	:	Share sale agreement dated 16 March 2001 between Amsteel, Norville and Sumurmuda for the Acquisition of 49% equity interest in LGP
Sumurmuda	:	Sumurmuda Sdn Bhd
Transactions	:	Acquisition of 49% equity interest in LGP and Disposal by AKR of 60% equity interest in ES collectively
Unirio	:	Unirio Corporation Sdn Bhd
USD	:	United States Dollar
Vigers / Valuer	:	Vigers (JB) Sdn Bhd

CONTENTS

Part A **Page**

Letter to the shareholders from the Board of Directors of Amsteel on the Proposals and Transactions containing:

Part B

APPENDICES

PART A

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

8 April 2002

Board of Directors:

Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)*
Pee Kang Seng @ Lim Kang Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: **The Shareholders of Amsteel**

Dear Sir/Madam,

(i) **Proposed ratification of the acquisition of the remaining 49% equity interest in LGP comprising 245,000 ordinary shares of RM1.00 each by Amsteel for a cash consideration of RM20.37 million;**

(ii) **Disposal by AKR of 60% equity interest in ES comprising 18,000,000 ordinary shares of RM1.00 each for a cash consideration of RM41.4 million;**

(iii) **Proposed disposal by Amsteel to JCorp of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled pursuant to proposal (iv) below; and**

(iv) **Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB as at 31 December 2001, involving the following:**

   (a) **proposed netting-off of the consideration for proposal (iii) above against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and**

   (b) **proposed cash payment of RM17.25 million by AKR to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB**

and upon the completion of proposals (iv)(a) and (iv)(b) above, AMSB shall discharge and release Amsteel from the obligation to pay the inter-company indebtedness of RM108.23 million owing by Amsteel to AMSB.

1. INTRODUCTION

On 16 February 2001, RHB Sakura announced on behalf of Amsteel that Amsteel has entered into the Exchange of Assets Agreement with AMSB, AKR and JCorp for the following:

(i) (a) proposed transfer by Amsteel to JCorp of its 100% equity interest held in LGP comprising 500,000 LGP Shares and the proposed assignment by Amsteel to JCorp of all the sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) the transfer by AKR of the First Tranche ES Shares to JCorp for an aggregate consideration of RM17.25 million.

(ii) the proposed repayment of RM108.23 million of the total inter-company balances owing by Amsteel to AMSB by setting-off the aggregate purchase consideration receivable from (i)(a) and (i)(b) above against the consideration payable by AMSB to JCorp in respect of AMSB's proposed acquisition of 100% equity interest in Antara from JCorp of RM108.23 million.

The consideration for the Proposed Disposal of LGP of RM90.98 million and the First Tranche ES Shares of RM17.25 million, due to Amsteel and AKR respectively from JCorp are proposed to be satisfied by AMSB discharging and releasing Amsteel from the obligation to repay RM108.23 million of the inter-company indebtedness owing by Amsteel to AMSB.

At the time of execution of the Exchange of Assets Agreement, LGP was 51% held by Amsteel, and accordingly, Amsteel would have to acquire the remaining 36.75% and 12.25% equity interests in LGP held by Norville and Sumurmuda respectively, in order to facilitate the disposal of 100% equity interest in LGP to JCorp.

Simultaneous with the execution of the Exchange of Assets Agreement, AKR and JCorp entered into the Option Agreement for the proposed grant of a call option by AKR to JCorp or its nominees for JCorp or its nominees to acquire AKR's entire 60% equity interest in ES, exercisable in 2 tranches of (a) First Tranche ES Shares for a cash consideration of RM17.25 million and (b) Second Tranche ES Shares for a cash consideration of RM24.15 million.

Amsteel also announced on 16 February 2001 that the Other ES Shareholders have pre-emptive rights (pursuant to the Shareholders' Agreement dated 6 November 1998 between AKR and the Other ES Shareholders) to acquire AKR's shareholding in ES in the event AKR disposes its shareholding in ES ("Pre-emptive Rights"). Accordingly, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES would automatically be terminated and be substituted with a cash payment by AKR to JCorp of RM17.25 million in the event the Other ES Shareholders exercise their Pre-emptive Rights.

Subsequent to the above, on 19 March 2001, Amsteel announced that:

(i) following the exercise by the Other ES Shareholders of their Pre-emptive Rights, AKR entered into 3 separate ES SPAs with each of the Other ES Shareholders on 16 March 2001 for the disposal by AKR of its 60% equity interest in ES to the Other ES Shareholders for a total cash consideration of RM41.4 million, and as a result of the execution of the ES SPAs, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES was terminated and the proposed transfer of the First Tranche ES Shares to JCorp was substituted with a cash payment of RM17.25 million by AKR to JCorp; and

(ii) Amsteel entered into the SSA with Norville and Sumurmuda on 16 March 2001 for the Acquisition of 49% equity interest in LGP for a total cash consideration of RM20.37 million.

On 12 September 2001, Amsteel further announced that AKR had agreed to certain variations to the ES SPAs, whereby:

(i) the Sale of the First Tranche ES Shares and the Sale of the Second Tranche ES Shares were completed on 7 September 2001;

(ii) RM17.25 million that was paid upon execution of the ES SPAs as earnest money to AKR's Stakeholder, was released to AKR in full settlement of the consideration for the First Tranche ES Shares; and

(iii) RM17.75 million was paid on 7 September 2001 in part settlement of the consideration for the Second Tranche ES Shares, and the balance RM6.4 million of the consideration for the Second Tranche ES Shares shall be paid in four instalments due on 6 October 2001, 6 November 2001, 6 December 2001 and 6 January 2002.

On 12 September 2001, Amsteel also announced that Amsteel, Norville and Sumurmuda had completed the Acquisition of 49% equity interest in LGP on 7 September 2001 following the parties' mutual agreement to waive the condition precedent that the completion of the Acquisition of 49% equity interest in LGP be undertaken simultaneously with the completion of the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement. In consideration of Amsteel waiving the aforesaid condition precedent, each of Norville and Sumurmuda executed put option agreements with Amsteel on 7 September 2001 whereby Amsteel is granted the options to dispose of the 36.75% and 12.25% equity interests in LGP to Norville and Sumurmuda respectively for cash considerations of RM15.28 million and RM5.09 million respectively in the event the Exchange of Assets Agreement is terminated. The total cash consideration of RM20.37 million represents the amount paid by Amsteel pursuant to the Acquisition of 49% equity interest in LGP.

The purpose of this Circular is to provide you with the relevant information on the Proposals and Transactions and to seek your approvals for the ordinary resolutions pertaining to the Proposed Ratification of the Acquisition of 49% equity interest in LGP and the Proposals to be tabled at the forthcoming EGM. The Notice of the EGM is set out in this Circular.

SHAREHOLDERS ARE ADVISED TO READ THIS LETTER AND THE INDEPENDENT ADVICE LETTER FROM AMMB SET OUT IN PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSED RATIFICATION OF THE ACQUISITION OF 49% EQUITY INTEREST IN LGP AND THE PROPOSALS.

THE DETAILS ON THE DISPOSAL BY AKR OF 60% EQUITY INTEREST IN ES IS INTENDED FOR YOUR INFORMATION ONLY. NO ACTION IS REQUIRED ON YOUR PART.

2. DETAILS OF THE PROPOSALS AND TRANSACTIONS

As announced on 16 February 2001 and 19 March 2001, Amsteel proposes to settle RM108.23 million owing to AMSB by setting off the purchase considerations receivable from the proposals set out below against the purchase consideration payable by AMSB to JCorp in respect of the Proposed Acquisition of Antara: -

(i) the transfer by Amsteel of 100% equity interest in LGP and an assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million based on LGP's audited accounts as at 30 June 2000) for an agreed consideration of RM90.98 million (further details are set out in Section 2.1 below); and

(ii) the payment by AKR of a cash sum of RM17.25 million (raised from the proceeds of the Sale of the First Tranche ES Shares, which is described in Section 2.2 below) to JCorp.

Upon completion of the aforesaid transfer and payment, AMSB shall discharge and release Amsteel from the obligation to repay RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB. As at 31 December 2001, the Amsteel Group's unaudited borrowings amounted to RM7.368 billion and the amount owing by the Amsteel Group to AMSB is RM1.145 billion, whilst the amount owing by Amsteel to AMSB is RM940.15 million. Upon the completion of the Proposed Settlement of Inter-Co Debts, the balance owing by the Amsteel Group to AMSB as at 31 December 2001, will be reduced to RM1.037 billion. The Proposed Settlement of Inter-Co Debts is envisaged to result in an interest saving of approximately RM4.33 million per annum to the Amsteel Group, based on an average interest rate of 8% per annum charged by AMSB.

The balance owing by the Amsteel Group to AMSB relates to prior year advances (made mainly between 1995 to 1998) where in the past, the Amsteel Group practised a central cash management policy wherein cashflow of its subsidiary companies (including AMSB held via LLB) are centralised at Amsteel's level to fund the Amsteel Group's working capital and capital expenditure including new investments. This practice had resulted in various inter-company advances arising between Amsteel, (the holding company) and its subsidiary companies including AMSB. The balance owing by the Amsteel Group to AMSB will be addressed under the proposed group wide restructuring scheme announced by the Lion Group on 8 October 2001.

2.1 ACQUISITION OF 49% EQUITY INTEREST IN LGP AND PROPOSED DISPOSAL OF LGP

2.1.1 Information on LGP

LGP's present authorised capital is RM5,000,000 comprising 5,000,000 LGP Shares of which RM500,000 comprising 500,000 LGP Shares are issued and paid-up.

LGP entered into a privatisation agreement with the State Government of Johor and Majlis Perbandaran Johor Bahru on 4 November 1991 ("Privatisation Agreement") to construct and operate a three-storey transport terminal and wet market on part of a piece of land held under Lot PTB 17635 and 17639, Larkin, Johor measuring in total approximately 32 acres ("Privatisation Land") in consideration of (a) LGP being alienated with approximately 11 acres of land out of the Privatisation Land ("LGP Land"); and (b) Gateway Management Sdn Bhd ("GM"), a wholly-owned subsidiary of LGP, being granted a lease of the three-storey transport terminal and wet market by the State Secretary of Johor for a period of 15 years commencing 1 January 1996. The LGP Land does not include the aforesaid transport terminal and wet market. The lease agreement dated 28 March 1994 is renewable subject to LGP giving a written notice of not less than 12 months before the expiry date of 31 December 2010, for such further period and upon terms and conditions to be agreed between the State Government of Johor and LGP. The said transport terminal and wet market commenced operations on 1 January 1996 and 1 April 1994 respectively.

The LGP Land is located along Jalan Datin Halimah in Larkin, Johor Bahru and is currently vacant. The LGP Land is currently not encumbered and will have a leasehold tenure of 99 years upon alienation by the State Government of Johor. The LGP Land has not been alienated to LGP as at 15 March 2002 as it is a condition of the Privatisation Agreement that LGP shall construct an underpass or other means of access to serve the Privatisation Land. Once the underpass is constructed, the LGP Land will be alienated to LGP. The original plan for the LGP Land to be a commercial development has been kept in abeyance due to the soft property market in Johor Bahru and the Amsteel Group's financial constraints.

LGP is currently a wholly-owned subsidiary of Amsteel.

2.1.2 Information on Norville

Norville was incorporated in Malaysia on 21 August 1990. Norville's present authorised share capital and issued and paid-up share capital is RM100,000 comprising 100,000 Norville Shares. Norville has an associated company but does not have any subsidiary company.

Norville is principally an investment holding company.

The Directors and substantial shareholders of Norville and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	< ----Direct---- >		< --Indirect-- >	
	No. of shares	%	No. of shares	%
Directors and Substantial Shareholders				
Abdul Rashid bin Feroze Din	30,000	30	-	-
Abu Bakar bin Yusof	70,000	70	-	-
	100,000	100	-	-

2.1.3 Information on Sumurmuda

Sumurmuda was incorporated in Malaysia on 25 January 1985. Sumurmuda's present authorised share capital is RM500,000 comprising 500,000 Sumurmuda Shares whilst its issued and paid-up share capital is RM100,000 comprising 100,000 Sumurmuda Shares. Sumurmuda has neither subsidiaries nor associated companies.

Sumurmuda is principally an investment holding company.

The Directors and substantial shareholders of Sumurmuda and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	< ----Direct---- >		< ---Indirect--- >	
	No. of shares	%	No. of shares	%
Directors				
Tan Cheng Yong	-	-	-	-
Antony Herbert Lobo @ Hermain Herbert bin Abdullah	-	-	-	-
Substantial Shareholders				
Dato' Mohamad bin Haji Ahmad	70,000	70	-	-
Abdul Rashid bin Abdul Aziz	30,000	30	-	-
	100,000	100	-	-

2.1.4 Information on JCorp

JCorp, formerly known as Johor State Economic Development Corporation was incorporated as a public enterprise and a statutory body vide Johor Enactment No. 4 1968 (as amended by Enactment No. 5 1995). JCorp commenced operations in 1970.

JCorp is principally involved in plantations, industrial development, healthcare, property, timber, intraprenuerial development and franchising.

The Directors of JCorp as at 15 March 2002 are as follows:-

Dato Haji Abdul Ghani Bin Othman
Tan Sri Dato' Mohammad Ali Hashim
Tan Sri Dato' Abdullah Bin Ayub
Dato' Ayub Bin Mion
Cik Umi Kalthum Bte Abdul Majid
Dato' Haji Badri Bin Haji Dasuki
Datuk Abdul Razak Bin Haji Ramli
Datuk Zakiah Bte Hashim
Hassan Bin Ismail
Dato' Ahmad Bin Abdullah
Dr Haris Bin Salleh
Satira Bte Omar

JCorp is wholly-owned by the Johor State Government.

2.1.5 Terms and conditions and mode of settlement

Pursuant to the Exchange of Assets Agreement, Amsteel shall transfer to JCorp, 100% equity interest in LGP comprising 500,000 LGP Shares, and assign to JCorp all sums owing by LGP to Amsteel (which amounted to approximately RM49 million based on LGP's audited accounts as at 30 June 2000).

The consideration for the Proposed Disposal of LGP of RM90.98 million due to Amsteel for the aforesaid proposed transfer and assignment (together with cash payment of RM17.25 million by AKR to JCorp as described in Section 2.2 hereafter) shall be satisfied pursuant to the Proposed Settlement of Inter-Co Debts.

At the time of execution of the Exchange of Assets Agreement, LGP was 51% held by Amsteel. Accordingly, Amsteel has entered into the SSA with Norville and Sumurmuda to acquire the remaining 49% equity interest in LGP for a total cash consideration of RM20.37 million, which is to be completed simultaneously with the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement. However, on 7 September 2001, the parties mutually waived the aforesaid condition precedent for a simultaneous completion, and Amsteel completed the acquisition of 49% equity interest in LGP on the same day, details of which are set out as follows:

	No. of LGP Shares	% of LGP Shares	Purchase consideration RM'million
Norville	183,750	36.75	15.28
Sumurmuda	61,250	12.25	5.09
	245,000	49.00	20.37

The aforesaid 245,000 LGP Shares acquired by Amsteel, and thereafter to be transferred to JCorp, were acquired free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the SSA.

The entire 500,000 LGP Shares representing 100% equity interest in LGP, shall be disposed to JCorp free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the Exchange of Assets Agreement.

For information purposes only, the original cost of investment of Amsteel's 51% equity interest in LGP is RM255,000 and the investments were made between 1991 and 1992. The audited consolidated NTA of LGP as at 30 June 2001 and the audited consolidated loss after tax of LGP for the financial year ended 30 June 2001 are RM8.48 million and RM1.75 million respectively. Based on the audited consolidated accounts of the Amsteel Group as at 30 June 2001, the Proposed Disposal of LGP would result in a gain of RM16.4 million to Amsteel Group.

For information purposes only, Norville has indicated that its cost of investment for the 183,750 LGP Shares (which was made between 1991 and 1992) is RM183,750, whilst Sumurmuda has indicated its cost of investment for the 61,250 LGP Shares (which was made in 1993) is RM61,250.

No liabilities were assumed by Amsteel pursuant to the Acquisition of 49% equity interest in LGP.

RM17.75 million of the RM20.37 million consideration for the Acquisition of 49% equity interest in LGP was funded from the proceeds of the Sale of the Second Tranche ES Shares, whilst the remaining RM2.62 million was funded from the proceeds of the Sale of First Tranche ES Shares which had been earmarked for the Proposed Cash Payment to JCorp. The balance RM2.62 million was subsequently refunded from the RM1.28 million as set out in Section 2.2.2 (iv)(a) below and the balance from the RM1.92 million received by AKR pursuant to repayment of inter-company advances to ES as set out in Section 2.2.2 below.

In consideration of Amsteel waiving the condition precedent which requires the completion of the Acquisition of 49% equity interest in LGP to be undertaken simultaneously with the completion of the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement, each of Norville and Sumurmuda executed a put option agreement with Amsteel on 7 September 2001 whereby Amsteel is granted options to dispose of the 36.75% and 12.25% equity interests in LGP to Norville and Sumurmuda for cash considerations of RM15.28 million and RM5.09 million respectively in the event the Exchange of Assets Agreement is terminated. The total cash consideration of RM20.37 million represents the amount paid by Amsteel pursuant to the Acquisition of 49% equity interest in LGP. The put option can be exercised by Amsteel within 60 days from the termination of the Exchange of Assets Agreement and will automatically lapse if the Exchange of Assets Agreement is completed.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

2.1.6 Basis of the consideration

The total purchase consideration for the 49% equity interest in LGP of RM20.37 million was negotiated and agreed by your Directors following negotiations on a 'willing buyer-willing seller' basis and after taking into consideration the adjusted consolidated NTA of LGP as at 30 June 2000 attributable to the 49% equity interest in LGP and the discounted cashflows valuation of the operation of the transport terminal and wet market, which is as set out below:

	RM'000	RM'000
Audited consolidated NTA of LGP as at 30 June 2000		10,229
Valuation surplus		
- Open market value of LGP Land[1]	62,000	
- Land and development expenditure	(59,399)	2,601
Adjusted consolidated NTA of LGP		12,830
Discounted cashflows valuation of the operation of the transport terminal and wet market[2]		28,450
Total		41,280
Value of 49% of LGP		20,227

Notes:

1. *The LGP Land does not include the transport terminal and wet market.*
2. *Represents the discounted cashflows valuation of the operation of the transport terminal and wet market by the management of Amsteel. The discounted cashflows valuation of the operation of the transport terminal and wet market by the management of Amsteel has not been reviewed by any external parties. No external valuation of the operation of the transport terminal and wet market was conducted for the Acquisition of 49% equity interest in LGP and the Proposed Disposal of LGP. The cashflows projections for the operation of the transport terminal and wet market prepared by the management of Amsteel, has not been reviewed by any external parties.*

The adjusted consolidated NTA of LGP as at 30 June 2000 as determined by the management of Amsteel is RM12.83 million which is derived based on the audited consolidated NTA of LGP as at 30 June 2000 of RM10.23 million and after taking into account the open market value of the LGP Land of RM62.0 million less the land and development expenditure of the LGP Land. The discounted cash flow valuation of the operation of the transport terminal and wet market of RM28.45 million was derived from cashflows over a 10-year period from 2001 to 2010 discounted at a rate of 12% (which was negotiated on a willing buyer-willing seller basis).

The open market value of the LGP Land as at 8 February 2001 as assessed by Vigers, an independent firm of professional valuers appointed by Amsteel, is RM62.0 million. A copy of Vigers' letter is attached in Appendix III. For information purposes only, the net book value of the LGP Land as recorded in the audited balance sheets of LGP as at 30 June 2001 is RM59.4 million.

The sale consideration for the Proposed Disposal of LGP of RM90.98 million was negotiated and agreed by the Directors following negotiations on a 'willing buyer-willing seller' basis and after taking into consideration the adjusted consolidated NTA of LGP as at 30 June 2000 and the discounted cashflows valuation of the operation of the transport terminal and wet market of RM41.28 million as described above and the assignment to JCorp of all sums owing by LGP to Amsteel, which amounted to approximately RM49 million based on the audited accounts of LGP as at 30 June 2000.

2.2 DISPOSAL BY AKR OF 60% EQUITY INTEREST IN ES

2.2.1 Information on ES

ES was incorporated in Malaysia on 10 July 1990. ES's present authorised share capital is RM50,000,000 comprising 50,000,000 ES Shares, of which RM30,000,000 comprising 30,000,000 ES Shares are issued and paid-up. ES is the owner of the hospital in Melaka known as "Mahkota Medical Centre".

Mahkota Medical Centre is a private medical centre located in Melaka. It started operation in September 1994. Mahkota Medical Centre provides a one-stop comprehensive patient care service supported by diagnostic radiology and clinical laboratory facilities. It has two 11-storey buildings with 288 beds in operation including a 9-bed intensive care unit, a 4-bed coronary care unit, a 5-bed cardiac intensive care unit and 12 operating theatres. There are currently 32 full-time consultants and 21 part-time and visiting consultants. The emergency/walk-in clinic provides 24-hour service to the public including public holidays and is supported by two ambulances.

The Mahkota Medical Centre, which was completed in July 1994, is located at No 3 Mahkota Melaka, Jalan Merdeka, 75000 Melaka. The total land area of Mahkota Medical Centre is approximately 178,793 square feet consisting of the hospital land and a car-park which is adjacent to the hospital. The hospital land is currently encumbered to a financial institution and has a leasehold tenure of 99 years. Based on the audited accounts of ES as at 30 June 2001, the net book value of the said total land area of Mahkota Medical Centre and the car park is RM43.3 million.

Based on the audited accounts of ES for the financial year ended 30 June 2001, the NTA and profit after tax of ES are RM31.95 million and RM2.84 million respectively.

2.2.2 Terms and conditions and mode of settlement

On 13 February 2001, AKR and JCorp entered into the Option Agreement pursuant to which AKR granted JCorp or its nominees a call option to acquire AKR's 60% equity interest in ES ("Option Shares") for a total cash consideration of RM41.4 million or RM2.30 per ES Share.

The Other ES Shareholders have Pre-emptive Rights (pursuant to the Shareholders' Agreement dated 6 November 1998 between AKR and the Other ES Shareholders) to acquire AKR's shareholding in ES in the event AKR proposes to sell its shareholding in ES. As such, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES would automatically terminate and the proposed transfer of the First Tranche ES Shares to JCorp will be substituted with a cash payment by AKR to JCorp of RM17.25 million in the event the Other ES Shareholders exercise their Pre-emptive Rights.

Following the exercise by the Other ES Shareholders of their Pre-emptive Rights, AKR entered into 3 separate ES SPAs on 16 March 2001 with each of the Other ES Shareholders for the Disposal by AKR of its 60% equity interest in ES to the Other ES Shareholders for a total cash consideration of RM41.4 million, as follows:

	Sale of the First Tranche ES Shares			Sale of the Second Tranche ES Shares			Total		
	No. of shares '000	%	Consideration RM'million	No. of shares '000	%	Consideration RM'million	No. of shares '000	%	Consideration RM'million
HMI	3,750	12.50	8.6250	5,250	17.50	12.0750	9,000	30	20.70
Unirio	1,875	6.25	4.3125	2,625	8.75	6.0375	4,500	15	10.35
Senipuri	1,875	6.25	4.3125	2,625	8.75	6.0375	4,500	15	10.35
Total	7,500	25.00	17.2500	10,500	35.00	24.1500	18,000	60	41.40

Pursuant to the ES SPAs (as amended by the revisions agreed between the parties on 7 September 2001), it was agreed that:

(i) the RM17.25 million paid by the Other ES Shareholders to AKR's Stakeholder upon execution of the ES SPAs ("Earnest Money"), be released to AKR on 3 September 2001 and for completion of the sale of the First Tranche ES Shares to be effected on 7 September 2001;

(ii) the sale of the Second Tranche ES Shares was completed on 7 September 2001 (whereby the Other ES Shareholders are the beneficial owners of the Second Tranche ES Shares) following the payment by the Other ES Shareholders to AKR of an aggregate amount of RM17.75 million on the same day, representing part of the consideration for the Second Tranche ES Shares, with the balance RM6.4 million to be addressed as per Section 2.2.2(iv) below;

(iii) the ES Shares shall be disposed by AKR to the Other ES Shareholders free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the ES SPAs;

(iv) the Other ES Shareholders shall pay to AKR an aggregate amount of RM6.4 million ("Balance Price"), representing the balance of the consideration for the Second Tranche ES Shares, in four instalments:-

a) the first instalment of RM1.28 million is to be paid on or before 6 October 2001 (which was paid on 8 October 2001);

b) the second instalment of RM1.6 million is to be paid on or before 6 November 2001;

c) the third instalment of RM1.92 million is to be paid on or before 6 December 2001; and

d) the fourth instalment of RM1.6 million is to be paid on or before 6 January 2002; and

(v) the Second Tranche ES Shares which are beneficially owned by the Other ES Shareholders, shall be deposited with Messrs Nik Saghir & Ismail as stakeholder and to be released and returned to the Other ES Shareholders upon full payment of the instalments referred to under Section 2.2.2 (iv) (except for the 4 million ES Shares which were mutually agreed between AKR and the Other ES Shareholders to be released to the Other ES Shareholders on 8 October 2001 as described below).

On 8 October 2001, AKR received payment for the RM1.28 million referred to under Section 2.2.2 (iv)(a) above (pursuant to which 4 million ES Shares from the Second Tranche ES Shares were mutually agreed between AKR and the Other ES Shareholders to be released to the Other ES Shareholders) and a further sum of RM1.92 million towards repayment of inter-company advances owing by ES to AKR ("Amount Owing by ES to AKR").

In the event the Other ES Shareholders fail to pay the Balance Price in accordance with the above payment schedule, the Other ES Shareholders would be granted an extension period of 60 days from the respective due dates (other than the first instalment due on 6 October 2001) to pay the instalments, subject to payment of interest.

AKR shall be entitled to charge interest on the Balance Price at a rate of 2% above the then prevailing weighted average of the base lending rate of Malayan Banking Berhad computed on yearly rest basis from 8 September 2001 onwards. The base lending rate of Malayan Banking Berhad as at 31 December 2001 is 6.4%.

The Other ES Shareholders did not pay any of the instalments as set out in Section 2.2.2(iv)(b) to (d) above or the interest accrued by the respective due dates and therefore were not granted any extension. On 26 February 2002, the Other ES Shareholders paid RM600,000 towards the instalment set out in Section 2.2.2(iv)(b). Subsequently, on 1 March 2002, AKR's solicitors issued letters of demand to the Other ES Shareholders demanding payment of the remaining outstanding instalments of RM4.52 million by 8 March 2002. Pursuant to the letters of demand, the Other ES Shareholders paid a sum of RM600,000 on 6 March 2002. By a letter dated 8 March 2002, the Other ES Shareholders informed AKR that they have accepted credit facilities from banks and are in the process of preparing the legal documentation for the said credit facilities, and would pay a further RM600,000 by 15 March 2002 and the remaining outstanding instalments of RM3.32 million by 10 April 2002. AKR has accepted the Other ES Shareholders' proposal set out in the letter dated 8 March 2002 without prejudice to its rights to claim the outstanding interest. On 13 March 2002, the Other ES Shareholders paid a sum of RM600,000, which was due on 15 March 2002.

Based on the terms of the ES SPAs (as amended by the revisions agreed between the parties on 7 September 2001 as set out in Section 1), if the instalments as set out in Section 2.2.2(iv)(b) to (d) above and/or the interest accrued are not paid by the respective due dates or by the end of the respective extended periods as the case may be, AKR has the right to dispose up to 6.5 million ES Shares (which would be released by Messrs Nik Saghir & Ismail to AKR) at RM1.80 per ES Share to any party(s) to recover the outstanding instalments and interests accrued on the outstanding Balance Price. The price of RM1.80 per ES Share was fixed on a willing buyer-willing seller basis between the Other ES Shareholders and AKR, and is 50 sen lower than the sale price of RM2.30 per ES Share. It is the view of your Directors that proceeds from such sale (which would amount to gross proceeds of RM11.7 million if AKR is able to dispose of the ES Shares at the abovementioned price) would exceed the outstanding instalments amounting to RM3.32 million and interests accrued. For illustrative purposes only, the said interest accrued on the outstanding Balance Price up to 10 April 2002 amounts to approximately RM248,724. In the event that the ES Shares are disposed of at the abovementioned price, the gross proceeds to be raised from the sale would amount to RM11.70 million, of which RM3.57 million (comprising RM3.32 million of the remaining outstanding instalments and the aforesaid estimated interest accrued of RM248,724) would be retained by AKR and the balance of RM8.13 million would be released to the Other ES Shareholders.

After the receipt of the sum of RM1.92 million as part-settlement of the Amount Owing by ES to AKR, the remaining Amount Owing by ES to AKR is approximately RM1.6 million, which has no fixed term of repayment and is to be repaid in cash. The aforesaid inter-company advances were made by AKR to ES for ES's working capital when ES was a subsidiary of AKR. On 1 March 2002, AKR's solicitors issued a letter of demand to ES demanding payment of the remaining Amount Owing by ES to AKR by 8 March 2002, failing which AKR shall commence legal action against ES without any further notice to ES. By the letter from the Other ES Shareholders to AKR dated 8 March 2002, the Other ES Shareholders had further proposed that the remaining Amount Owing by ES to AKR of approximately RM1.6 million be repaid by 10 April 2002. AKR has accepted the Other ES Shareholders' proposal set out in the letter dated 8 March 2002.

Amsteel shall make the necessary announcement on the status and further steps, if any, that may be taken by AKR with regard to AKR's claim against the Other ES Shareholders for the outstanding instalments amounting to RM3.32 million and the interest accrued thereon and the claim against ES for the remaining Amount Owing by ES to AKR.

As at 15 March 2002, AKR has received a total proceeds of RM40.0 million pursuant to the Disposal by AKR of 60% equity interest in ES and part-repayment of the Amount Owing by ES to AKR, of which RM17.25 million will be utilised as cash payment to JCorp. The remaining RM22.75 million will be utilised (i) to fund the cash consideration of RM20.37 million pursuant to the Acquisition of 49% equity interest in LGP and (ii) the balance RM2.38 million to repay the Amsteel Group's bank borrowings. When AKR recovers the outstanding instalments amounting to RM3.32 million and the interest accrued thereon and the remaining Amount Owing by ES to AKR, such amounts recovered would be earmarked for repayment of the Amsteel Group's bank borrowings. The outstanding instalments amounting to RM3.32 million (together with interest accrued of RM248,724 up to 10 April 2002) and the remaining Amount Owing by ES to AKR, totals to RM5.17 million.

For illustrative purposes only, if the outstanding instalments amounting to RM3.32 million (together with interest accrued of RM248,724 up to 10 April 2002) and the remaining Amount Owing by ES to AKR, totalling RM5.17 million, plus the aforesaid balance sum of RM2.38 million are utilised for the repayment of bank borrowings, there would be interest savings of approximately RM0.60 million per annum to the Amsteel Group, based on the average Group interest rate of 8% per annum.

No liabilities were assumed by the Other ES Shareholders pursuant to the Disposal by AKR of 60% equity interest in ES.

2.2.3 Information on HMI

HMI was incorporated in Singapore on 26 November 1988. HMI's present authorised share capital is SGD20,000,000 comprising 20,000,000 shares of SGD1.00 each whilst its issued and paid-up share capital is SGD13,342,329 comprising 13,342,329 shares of SGD1.00 each. As at 15 March 2002, HMI does not have any subsidiary company. HMI has 2 associated companies namely Nathill Track (M) Sdn Bhd and ES.

HMI is principally engaged in the provision of ancillary health services, hospital management, project management, technical services, agency and business advisory services.

The Directors and substantial shareholders of HMI and their respective direct and indirect shareholding as at 15 March 2002 are as follows: -

	<——Direct——>		<——Indirect——>	
	No. of shares	**%**	**No. of shares**	**%**
Directors				
Dr Chin Koy Nam	-	-	13,342,329	100[1]
Dr Gan See Khem	-	-	13,342,329	100[1]
Dr Cheah Way Mun	-	-	-	-
Yeo Hwee Tiong	-	-	-	-
Substantial Shareholder				
Health Management International Limited	13,342,329	100	-	-
Dr Chin Koy Nam	-	-	13,342,329	100[1]
Dr Gan See Khem	-	-	13,342,329	100[1]

Note:

1. *Deemed interested by virtue of their substantial shareholdings in Health Management International Limited. As at 15 March 2002, Dr Chin Koy Nam holds 0.05% direct interest and 45.51% indirect interest and Dr Gan See Khem holds 0.06% direct interest and 45.50% indirect interest, respectively in Health Management International Limited.*

2.2.4 Information on Unirio

Unirio was incorporated in Malaysia on 27 April 1999. Unirio's present authorised share capital is RM1,000,000 comprising 1,000,000 Unirio Shares whilst its issued and paid-up share capital is RM250,000 comprising 250,000 Unirio Shares. As at 15 March 2002, Unirio has an associated company namely ES.

Unirio is principally an investment holding company.

The Directors and substantial shareholders of Unirio and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	<——Direct——>		<——Indirect——>	
	No. of shares	**%**	**No. of shares**	**%**
Directors				
Dr Richard Tan Han Shing	68,974	27.59	-	-
Dr Chan Sin Fatt	-	-	86,201	34.48[1]
Chuah Ah Nooi	86,201	34.48	-	-
Wong Su Mene	43,100	17.24	-	-
Substantial Shareholders				
Chuah Ah Nooi	86,201	34.48	-	-
Dr Richard Tan Han Shing	68,974	27.59	-	-
Wong Su Mene	43,100	17.24	-	-
Gan Cheong Or	43,100	17.24	-	-
Dr Chan Sin Fatt	-	-	86,201	34.48[1]

Note:

1. *Deemed interested by virtue of Dr Chan Sin Fatt being the husband of Chuah Ah Nooi.*

2.2.5 Information on Senipuri

Senipuri was incorporated in Malaysia on 13 April 1999. Senipuri's present authorised share capital is RM1,000,000 comprising 1,000,000 Senipuri Shares whilst its issued and paid-up share capital is RM250,000 comprising 250,000 Senipuri Shares. As at 15 March 2002, Senipuri has an associated company namely ES.

Senipuri is principally an investment holding company.

The Directors and substantial shareholders of Senipuri and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	<——Direct——>		<——Indirect——>	
	No. of shares	**%**	**No. of shares**	**%**
Directors				
Dr Cheah Way Mun	64,525	25.81	-	-
Dr Chua Ee Chek	48,376	19.35	-	-
Dr Chew Kim Huat	32,252	12.90	-	-
Dr Kwa Kie Tjiong	16,125	6.45	-	-
Dr Wu Yik Tian	8,074	3.23	-	-
Substantial Shareholders				
Dr Cheah Way Mun	64,525	25.81	-	-
Dr Chua Ee Chek	48,376	19.35	-	-
Dr Chew Kim Huat	32,252	12.90	-	-
Dr Goh Hak Su	16,125	6.45	-	-
Dr Kwa Kie Tjiong	16,125	6.45	-	-
Dr Kwok Kian Choo	16,125	6.45	-	-
Dr Law Ngai Mun	16,125	6.45	-	-
Dr Wong Woon Wai	16,125	6.45	-	-

2.2.6 Basis of the sale consideration

The sale consideration for the 60% equity interest in ES of RM2.30 per ES Share was negotiated and agreed by the Directors of AKR following negotiations on a 'willing buyer-willing seller' basis. It is the view of the Directors of AKR that the sale price of RM2.30 per ES Share represents a reasonable value after taking into consideration (i) the premium of RM1.33 or 137.1% over the audited NTA per ES Share as at 30 June 2000 of RM0.97 and (ii) the net price-earnings multiple of 29.6 times based on the audited net earnings per ES Share for the financial year ended 30 June 2000 of 7.77 sen. The sale consideration of RM2.30 per ES Share represents a premium of RM1.23 or 115.0% over the audited NTA per ES Share as at 30 June 2001 of RM1.07, and a net price-earnings multiple of 24.3 times based on the audited net earnings per ES Share for the financial year ended 30 June 2001 of 9.46 sen.

No external valuation of Mahkota Medical Centre and ES was conducted for the purpose of the Disposal by AKR of 60% equity interest in ES. Upon completion on 7 September 2001, the Disposal by AKR of 60% equity interest in ES will result in a gain of RM16.4 million to the Amsteel Group (based on the proceeds received to-date from the Other ES Shareholders) and RM18.8 million to the Amsteel Group (if the outstanding instalments amounting to RM3.32 million and interest accrued of RM248,724 up to 10 April 2002, are recovered). For information purposes only, the Amsteel Group's original cost of investment in ES is approximately RM30 million, with the initial investment made in November 1993.

3. RATIONALE

The Acquisition of 49% equity interest in LGP is intended to facilitate the Proposed Disposal of LGP. The Proposed Disposal of LGP and Disposal by AKR of 60% equity interest in ES are part of the Amsteel Group's revised proposed corporate and debt restructuring scheme announced on 8 October 2001 to rationalise the financial position of the Amsteel Group. The Directors of Amsteel consider the LGP and ES Shares to be peripheral and non-core assets and businesses of the Amsteel Group, which ought to be disposed. Pursuant to the Proposed Settlement of Inter-Co Debts, the Amsteel Group would settle RM108.23 million in value of the inter-company indebtedness owing by Amsteel to AMSB.

4. EFFECTS

4.1 On Share Capital and Major Shareholders

The Proposals would not have any effect on the share capital and major shareholders of Amsteel, as there is no new issuance of Amsteel shares pursuant to the Proposals.

The Transactions do not have any effect on the share capital and substantial shareholders of Amsteel.

4.2 Earnings

Barring unforeseen circumstances, your Directors expect the Proposals and the Transactions to increase the earnings of the Amsteel Group for the financial year ending 30 June 2002 by approximately RM33.5 million, of which two equal amount of RM16.4 million would be attributable to the Proposed Disposal of LGP (inclusive of the effects of the Acquisition of 49% equity interest in LGP of RM1.1 million) and the Disposal by AKR of 60% equity interest in ES respectively (based on the proceeds received to-date from the Other ES Shareholders), which would translate to an increase in the consolidated net earnings per Amsteel share of approximately 2.7 sen based on the total number of 1.26 billion Amsteel shares in issue as at 15 March 2002. If the outstanding instalments amounting to RM3.32 million (together with interest accrued of RM248,724 up to 10 April 2002) for the Disposal by AKR of 60% equity interest in ES are recovered, your Directors expect the earnings of the Amsteel Group in the financial year of recovery, to further increase by RM2.6 million, which would translate to an increase in the consolidated net earnings per Amsteel share of approximately 0.2 sen based on the total number of 1.26 billion Amsteel shares in issue as at 15 March 2002.

At Amsteel's company level, your Directors expect the Proposals and the Acquisition of 49% equity interest in LGP to increase the earnings of Amsteel for the financial year ending 30 June 2002 by approximately RM19.1 million (due mainly to the gain arising from the Proposed Disposal of LGP of RM19.6 million), which would translate to an increase in the consolidated net earnings per Amsteel share of approximately 1.5 sen based on the total number of 1.26 billion Amsteel shares in issue as at 15 March 2002.

4.3 NTL

The Proposed Settlement of Inter-Co Debts does not have any impact on the consolidated NTL of Amsteel.

For illustrative purposes only, based on Amsteel's audited consolidated balance sheet as at 30 June 2001 and assuming the Transactions and the Proposed Disposal of LGP are effected on 30 June 2001, the effects of the Transactions and the Proposed Disposal of LGP on the NTL of Amsteel Group, are as follows: -

Scenario 1 (based on the proceeds of RM40.0 million received to-date from the Other ES Shareholders)

	Audited as at 30 June 2001 RM'000	(I) After Acquisition of 49% equity interest in LGP RM'000	(II) After (I) and Disposal by AKR of 60% equity interest in ES RM'000	(III) After (II) and Proposed Disposal of LGP RM'000
Share capital	629,797	629,797	629,797	629,797
Reserves	(1,099,811)	(1,099,811)	(1,083,304)	(1,068,218)[1]
Shareholders' fund	(470,014)	(470,014)	(453,507)	(438,421)
Less: Intangible	(351,003)	(367,218)	(367,218)	(351,003)
Consolidated NTL	(821,017)	(837,232)	(820,725)	(789,424)
NTL per Amsteel share of 50 sen each (sen)	(65.2)	(66.5)	(65.2)	(62.7)

Scenario 2 (based on the assumption that the outstanding instalments amounting to RM3.32 million and interest accrued of RM248,724 up to 10 April 2002, are fully recovered)

	Audited as at 30 June 2001 RM'000	(I) After Acquisition of 49% equity interest in LGP RM'000	(II) After (I) and Disposal by AKR of 60% equity interest in ES RM'000	(III) After (II) and Proposed Disposal of LGP RM'000
Share capital	629,797	629,797	629,797	629,797
Reserves	(1,099,811)	(1,099,811)	(1,080,980)	(1,065,894)[1]
Shareholders' fund	(470,014)	(470,014)	(451,183)	(436,097)
Less: Intangible	(351,003)	(367,218)	(367,218)	(351,003)
Consolidated NTL	(821,017)	(837,232)	(818,401)	(787,100)
NTL per Amsteel share of 50 sen each (sen)	(65.2)	(66.5)	(65.0)	(62.5)

Notes:

1. *After taking into account the estimated expenses for the Transactions and the Proposals of RM400,000.*

5. CONDITIONS TO THE PROPOSALS AND TRANSACTIONS

5.1 The Proposals are subject to the following conditions:

(i) the approval of FIC for the Proposed Disposal of LGP (which was obtained on 15 June 2001 and 27 June 2001), which is subject to the condition that LGP and GM maintain at least 51% Bumiputera / Government Agency equity interest at all times;

(ii) the approval of the SC for the Proposed Settlement of Inter-Co Debts;

(iii) the approval of shareholders of Amsteel at the forthcoming EGM;

(iv) the consents of the creditors of Amsteel and AKR;

(v) the conditions precedent of the Proposed Acquisition of Antara as described hereafter; and

(vi) any other relevant approvals as may be required.

5.2 The conditionality of the proposed transactions which are the subjects of the Proposed Settlement of Inter-Co Debts, is as follows:

(i) the Proposed Acquisition of Antara, Proposed Cash Payment to JCorp and Proposed Disposal of LGP are all inter-conditional;

(ii) the Proposed Acquisition of Antara, Proposed Cash Payment to JCorp and Proposed Disposal of LGP are conditional upon the Disposal by AKR of 60% equity interest in ES, which was completed on 7 September 2001; and

(iii) the Disposal by AKR of 60% equity interest in ES is not conditional upon the Proposed Acquisition of Antara, Proposed Cash Payment to JCorp or Proposed Disposal of LGP.

5.3 The Proposed Acquisition of Antara is subject to the following conditions:

(i) the approval of the FIC (which was obtained on 15 June 2001 and 27 June 2001), which is subject to the approval of the MITI;

(ii) the approval of the MITI (which was obtained on 13 June 2001 and 9 September 2001), which is subject to the condition that Antara complies with the equity condition that at least 70% of equity interest of Antara is to be held by Malaysian with a minimum of 30% reserved. Antara is required to seek the MITI's approval for the allocation of the reserved shares;

(iii) the approval of the MOF to be procured by JCorp (which was obtained on 13 June 2001), with no condition attached;

(iv) the approval of shareholders of LLB at its EGM (which was obtained on 28 March 2002);

(v) the consents of the creditors of AMSB and LLB;

(vi) the Transactions (both of which were completed on 7 September 2001);

(vii) the conditions precedent of the Proposals being fulfilled; and

(viii) any other relevant approvals as may be required.

5.4 The Transactions were completed on 7 September 2001.

The Acquisition of 49% equity interest in LGP is subject to the following conditions: -

(i) the approval of FIC (which was obtained on 15 June 2001), with no conditions attached; and

(ii) the ratification of shareholders of Amsteel at the forthcoming EGM.

The Disposal by AKR of 60% equity interest in ES is subject to the approval of the FIC (which was obtained on 14 August 2001). The approval of the FIC is conditional upon ES maintaining at least 30% Bumiputera equity interest at all times and that ES shall decrease its foreign equity interest to 30% or less before 30 June 2002.

5.5 Barring unforeseen circumstances, your Directors expect the completion of the Proposals to take place by April 2002 following satisfaction of all conditions precedent. Pursuant to the Proposals and Transactions, the Amsteel Group would not be acquiring interest in any business other than the 49% equity interest in LGP acquired by Amsteel, which was completed on 7 September 2001. However, the none-completion of the Proposals would not expose the Amsteel Group to additional categories of business risks which are not already faced by the Amsteel Group as LGP was already a 51% owned subsidiary of Amsteel prior to the completion of Amsteel's acquisition of 49% equity interest in LGP, and Amsteel has a put option to dispose of the 49% equity interest in LGP back to Norville and Sumurmuda in the event that the Proposals are not completed.

As at 31 December 2001, the Amsteel Group's unaudited borrowings amounted to RM7.368 billion and the amount owing by the Amsteel Group to AMSB is RM1.145 billion. The completion of the Proposals would facilitate the resolution of RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB. If the Proposals are not completed, adjustments would have to be made to the Amsteel Group's proposed corporate and debt restructuring scheme announced on 8 October 2001, for an additional RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB to be addressed under the Amsteel Group's proposed debt restructuring scheme.

Subject to the foregoing, your Directors do not expect the Proposals and Transactions to expose the Amsteel Group to any other risks.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors or major shareholders of Amsteel and/or persons connected to them, has any interest, direct or indirect, in the Disposal by AKR of 60% equity interest in ES.

The following Directors of Amsteel are deemed interested in the Acquisition of 49% equity interest in LGP and the Proposals ("Interested Directors"): -

(a) Tan Sri William H.J. Cheng by virtue of his substantial shareholdings in Amsteel and LLB;
(b) Jen (B) Tan Sri Dato' Zain Hashim, as he, being an employee of Amsteel, does not consider himself to be independent of the management of Amsteel, a company in which TSWC is a major shareholder;
(c) Pee Kang Seng @ Lim Kang Seng, as he, being an employee of Amsteel, does not consider himself to be independent of the management of Amsteel, a company in which TSWC is a major shareholder;
(d) Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, as he represents LTAT, a major shareholder of Amsteel and LLB, on the Board of Directors of Amsteel; and
(e) M. Chareon Sae Tang @ Tan Whye Aun, as he is also a Director of Lion Corporation Berhad ("LCB"), a company in which TSWC is a major shareholder.

Based on Amsteel's Register of Directors' Shareholdings as at 15 March 2002, the shareholdings of the Interested Directors in Amsteel are as follows:

	<—Direct—>		<——Indirect——>		
	No. of shares	%	No of shares	%	No of Options[1]
Jen (B) Tan Sri Dato' Zain Hashim	265,808	0.02	-	-	175,000
Tan Sri William H.J. Cheng	-	-	470,082,886	37.32[2]	-
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	-
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	-

Notes:

1. *Options granted pursuant to the Amsteel Executive Share Option Scheme.*
2. *Held through Amanvest (M) Sdn Bhd ("Amanvest"), Happyvest (M) Sdn Bhd ("Happyvest"), Panoron Sdn Bhd ("Panoron"), Araniaga Holdings Sdn Bhd ("Araniaga"), Lancaster Trading Company Ltd ("Lancaster"), Lion Holdings Sdn Bhd ("LHSB"), Finlink Holdings Sdn Bhd ("Finlink"), Teck Bee Mining (M) Sendirian Berhad ("TBM"), Tirta Enterprise Sdn Bhd ("Tirta"), William Cheng Sdn Bhd ("WCSB"), Horizon Towers Sdn Bhd ("Horizon Towers"), Lion Holdings Pte Ltd ("LHPL"), LCB, Limpahjaya Sdn Bhd ("Limpahjaya") and Ceemax Electronics Sdn Bhd ("Ceemax").*

Datuk Cheng Yong Kim is the Managing Director of LLB and also a major shareholder of Amsteel and LLB. Datuk Cheng Yong Kim was also a Director of Amsteel until his resignation on 23 October 2001. Part B, Chapter 10.02 of the KLSE Listing Requirement stipulates that a 'Director' includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the company (or any other company which is its subsidiary or holding company or a subsidiary of its holding company). Consequently, Datuk Cheng Yong Kim falls within the ambit of Part B, Chapter 10.02 of the KLSE Listing Requirement as he was a member of the Board of Directors of Amsteel at the time of the execution of the Exchange of Assets Agreement.

As at 15 March 2002, the shareholdings of the Interested Directors in LLB are as follows:

	<—Direct—>		<——Indirect——>	
	No. of Shares	%	No of Shares	%
Jen (B) Tan Sri Dato' Zain Hashim	29,696	0.01	-	-
Tan Sri William H.J. Cheng	1,680	*	342,179,285	57.67[1]
Pee Kang Seng @ Lim Kang Seng	-	-	-	-
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-

Notes:

* *Negligible*

1. *Held through Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, LHPL, Lion Management Sdn Bhd ("LMSB"), Lion Development (Penang) Sdn Bhd ("LDP"), Jelajah Jaya Sdn Bhd ("Jelajah"), Bayview Properties Sdn Bhd ("Bayview"), Umatrac Enterprises Sdn Bhd ("Umatrac"), Trillionvest Sdn. Bhd ("Trillionvest"), Angkasa Marketing Berhad ("AMB"), Amsteel, LCB, Ceemax and Konming Investments Limited ("Konming").*

Accordingly, the Interested Directors and Datuk Cheng Yong Kim have abstained and will continue to abstain (except Datuk Cheng Yong Kim) from all deliberations and voting at Amsteel's Board meeting on the Acquisition of 49% equity interest in LGP and the Proposals. The Interested Directors and Datuk Cheng Yong Kim who have interest in Amsteel will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP and the Proposals at the forthcoming EGM.

Based on Amsteel's Register of Substantial Shareholders as at 15 March 2002, the major shareholders of Amsteel who are deemed interested in the Acquisition of 49% equity interest in LGP and the Proposals ("Interested Major Shareholders") and their respective shareholdings are as follows:

	<------ Direct ------>		<------ Indirect ------>	
	No. of shares	**%**	**No of shares**	**%**
Tan Sri William H.J. Cheng	-	-	470,082,886	37.32[1]
Lion Realty Pte Ltd	-	-	451,047,826	35.81[2]
Datuk Cheng Yong Kim	435,000	0.03	452,743,826	35.94[3]
Lancaster	10,700,000	0.85	448,497,826	35.61[4]
Utara Enterprise Sdn Bhd	-	-	448,497,826	35.61[4]
WCSB	7,585,366	0.80	448,497,826	35.61[4]
LHSB	79,482	0.01	448,418,344	35.60[5]
Happyvest	654,381	0.05	447,608,563	35.54[6]
Amanvest	12,982,395	1.03	375,324,676	29.80[7]
Mirzan bin Mahathir	-	-	369,907,238	29.37[8]
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238	29.37[8]
LTAT	264,505,413	21.00	-	-
Limpahjaya	126,133,797	10.01	-	-
LCB	243,773,441	19.35	126,133,797	10.01[9]

Notes:

1. *Held through Amanvest, Happyvest, Panoron, Araniaga, Lancaster, LHSB, Finlink, TBM, Tirta, WCSB, Horizon Towers, LHPL, LCB, Limpahjaya and Ceemax.*
2. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, Horizon Towers, LCB and Limpahjaya.*
3. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, Horizon Towers, LCB, Limpahjaya and Sin Seng Investments Pte Ltd ("Sin Seng").*
4. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, LCB and Limpahjaya.*
5. *Held through Araniaga, TBM, Happyvest, Amanvest, Panoron, Finlink, Tirta, LCB and Limpahjaya.*
6. *Held through Amanvest, Panoron, Finlink, Tirta, LCB and Limpahjaya.*
7. *Held through Finlink, LCB and Limpahjaya.*
8. *Held through LCB and Limpahjaya.*
9. *Held through Limpahjaya.*

Except for Limpahjaya, which is a wholly-owned subsidiary of LCB, the above major shareholders are also major shareholders of LLB.

Based on LLB's Register of Substantial Shareholders as at 15 March 2002, the Interested Major Shareholders and their respective shareholdings in LLB are as follows:

	<——Direct——>		<——Indirect——		——>
	No. of Shares	%	No of Shares	%	No of Options[1]
Tan Sri William H. J. Cheng	1,680	*	342,179,285	57.67[2]	-
Lion Realty Private Limited	-	-	329,148,283	55.47[3]	-
Datuk Cheng Yong Kim	591,586	0.10	329,255,407	55.49[4]	175,000
Lancaster	11,518,084	1.94	320,561,025	54.02[5]	-
Utara Enterprise Sdn Bhd	-	-	320,561,025	54.02[5]	-
WCSB	7,466	*	320,561,025	54.02[5]	-
LHSB	12,482,614	2.10	308,078,411	51.92[6]	-
Happyvest	-	-	307,998,020	51.91[7]	-
Amanvest	8,297,194	1.40	299,529,946	50.48[8]	-
LTAT	17,360,993	2.93	299,983,946	50.56[9]	-
Limpahjaya	-	-	-	-	-
LCB	756	*	299,529,190	50.48[10]	-

Notes:

* *Negligible*

1. *Options granted pursuant to the LLB Executive Share Option Scheme.*
2. *Held through Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, LHPL, LMSB, LDP, Jelajah, Bayview, Trillionvest, Umatrac, AMB, Amsteel, LCB, Ceemax and Konming.*
3. *Held through Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB and Konming.*
4. *Held through Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB, Sin Seng and Konming.*
5. *Held through Amanvest, LHSB, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.*
6. *Held through Amanvest, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.*
7. *Held through Amanvest, Tirta, Umatrac, AMB, Amsteel, LCB and Konming.*
8. *Held through Umatrac, AMB, Amsteel, LCB and Konming.*
9. *Held through Umatrac, AMB, Amsteel, LCB, Affin-ACF Finance Berhad and Konming.*
10. *Held through Umatrac, AMB, Amsteel and Konming.*

The Interested Major Shareholders will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP and the Proposals at the forthcoming EGM.

The Interested Directors, Datuk Cheng Yong Kim and Interested Major Shareholders have undertaken to ensure that persons connected with them and having interest in the shares of Amsteel will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP and the Proposals at the forthcoming EGM.

Save as disclosed above, none of the other Directors and/or major shareholders of Amsteel and persons connected with them have any interest, whether directly or indirectly, in the Acquisition of 49% equity interest in LGP and the Proposals.

7. INDEPENDENT ADVISER

The Acquisition of 49% equity interest in LGP and the Proposals are deemed to be related party transactions. As such, Amsteel has appointed AMMB as its independent corporate adviser to advise the Independent Directors and minority shareholders of Amsteel on the fairness and reasonableness of the terms and conditions of the Acquisition of 49% equity interest in LGP and the Proposals. The opinion of the Independent Adviser is set out in Part B of this Circular.

Shareholders should read carefully the Independent Advice Letter so as to be in a position to make an informed judgement of the merits or otherwise of the Acquisition of 49% equity interest in LGP and the Proposals.

8. DIRECTORS' OPINION ON THE PROPOSALS AND TRANSACTIONS

After due consideration of the terms of the Acquisition of 49% equity interest in LGP and the Proposals and the opinion of AMMB on the Acquisition of 49% equity interest in LGP and the Proposals, the Directors are of the opinion that the terms of the Acquisition of 49% equity interest in LGP and the Proposals are fair and reasonable and in the best interests of Amsteel and its shareholders. Accordingly, the Independent Directors, namely Munajat bin Idris and Tan Siak Tee, recommend that you vote in favour of the resolutions pertaining to the Proposed Ratification of the Acquisition of 49% equity interest in LGP and the Proposals to be tabled at the forthcoming EGM.

Your Directors had given due consideration of the terms of the Disposal by AKR of 60% equity interest of ES and were of the opinion that the terms of the said transaction were fair and reasonable and in the best interests of Amsteel and its shareholders.

9. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 April 2002 at 3.00 p.m.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions therein as soon as possible and in any event so as to arrive at the Registered Office of Amsteel at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not later than 48 hours before the time for holding the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of
AMSTEEL CORPORATION BERHAD

TAN SIAK TEE
Independent Director

PART B

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Independent Advice Letter:-

Acquisition of 49% equity interest in LGP	:	The acquisition by Amsteel of the remaining 49% equity interest in LGP comprising 245,000 LGP Shares from Norville (36.75%) and Sumurmuda (12.25%) to facilitate the Proposed Disposal of LGP for a total cash consideration of RM20.37 million
AKR	:	Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of Amsteel
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
Amsteel or Company	:	Amsteel Corporation Berhad
Amsteel Group or Group	:	Amsteel and its subsidiaries
Antara	:	Antara Steel Mills Sdn Bhd, a wholly-owned subsidiary of JCorp
Arab-Malaysian	:	Arab-Malaysian Merchant Bank Berhad
Disposal by AKR of 60% equity interest in ES	:	The Sale of the First Tranche ES Shares and Sale of the Second Tranche ES Shares for an aggregate cash consideration of RM41.4 million or RM2.30 per ES Share
EGM	:	Extraordinary General Meeting
EPS	:	Earnings per share
ES	:	Excellent Strategy Sdn Bhd
ES SPAs	:	Sale and purchase agreements dated 16 March 2001 (as amended by the letter issued by the Other ES Shareholders dated 7 September 2001) between AKR with each of the Other ES Shareholders for the Disposal by AKR of 60% equity interest in ES
Exchange of Assets Agreement	:	Conditional Exchange of Assets Agreement dated 13 February 2001 between Amsteel, AMSB, AKR and JCorp for the Proposed Acquisition of Antara, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts
FIC	:	Foreign Investment Committee
First Tranche ES Shares	:	7,500,000 ES Shares representing 25% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
GM	:	Gateway Management Sdn Bhd, a wholly-owned subsidiary of LGP
HMI	:	HMI Balestier Hospital Pte Ltd
Independent Advice Letter	:	This independent advice letter dated 8 April 2002
JCorp	:	Johor Corporation, a body corporate incorporated under Johor Enactment No. 4 1968 (as amended by Enactment No. 5 1995)
KLSE	:	Kuala Lumpur Stock Exchange
LGP	:	Lion Gateway Parade Sdn Bhd, a wholly-owned subsidiary of Amsteel

Lion Group	:	Any one or more companies which is a member of Amsteel, LLB, Lion Corporation Berhad and Angkasa Marketing Berhad group of companies
LLB	:	Lion Land Berhad, a 50.48% owned subsidiary company of Amsteel (held via Amsteel, Angkasa Marketing Berhad, Umatrac Enterprises Sdn Bhd and Konming Investment Limited)
LLB Group	:	LLB and its subsidiaries
LTAT	:	Lembaga Tabung Angkatan Tentera
MITI	:	Ministry of International Trade and Industry
MOF	:	Minister of Finance
Norville	:	Norville Corporation Sdn Bhd
NTA	:	Net tangible assets
Option Agreement	:	Call option agreement dated 13 February 2001 between AKR and JCorp, for the proposed grant by AKR of a call option to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES for a total consideration of RM41.4 million, to be satisfied via the proposed transfer of the First Tranche ES Shares to JCorp and cash consideration of RM24.15 million
Other ES Shareholders	:	The shareholders other than AKR who prior to the Disposal by AKR of 60% equity interest in ES, collectively held the balance 40% equity interest in ES, namely HMI (20%), Unirio (9.67%) and Senipuri (10.33%)
Proposals	:	The Proposed Settlement of Inter-Co Debts, Proposed Disposal of LGP and Proposed Cash Payment to JCorp collectively
Proposed Acquisition of Antara	:	The proposed acquisition by AMSB of 100% equity interest in Antara comprising 218,010,000 Antara Shares from JCorp for a consideration of RM108.23 million to be satisfied pursuant to the Proposed Disposal of LGP and Proposed Cash Payment to JCorp
Proposed Cash Payment to JCorp	:	The proposed cash payment of RM17.25 million by AKR to JCorp pursuant to part (ii) of the Proposed Settlement of Inter-Co Debts
Proposed Disposal of LGP	:	The proposed disposal by Amsteel of 100% equity interest in LGP comprising 500,000 LGP Shares to JCorp and the assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million as at 30 June 2000), for a consideration of RM90.98 million, to be settled pursuant to part (i) of the Proposed Settlement of Inter-Co Debts
Proposed Ratification of the Acquisition of 49% equity interest in LGP	:	The proposal to shareholders of the Company to ratify the Acquisition of 49% equity interest in LGP, which was completed on 7 September 2001
Proposed Settlement of Inter-Co Debts	:	The proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB as at 31 December 2001, involving the following:- (i) proposed netting-off of the consideration for the Proposed Disposal of LGP against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and (ii) proposed cash payment of RM17.25 million by AKR to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB

RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RM	:	Ringgit Malaysia
Sale of the First Tranche ES Shares	:	The sale of the First Tranche ES Shares by AKR to the Other ES Shareholders for a cash consideration of RM17.25 million, which formed part of the Disposal by AKR of 60% equity interest in ES
Sale of the Second Tranche ES Shares	:	The sale of the Second Tranche ES Shares by AKR to the Other ES Shareholders for a cash consideration of RM24.15 million, which formed part of the Disposal by AKR of 60% equity interest in ES
Second Tranche ES Shares	:	10,500,000 ES Shares representing 35% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
Senipuri	:	Senipuri Emas Sdn Bhd
Share(s)	:	Ordinary share(s) of RM1.00 each
SSA	:	Share sale agreement dated 16 March 2001 between Amsteel, Norville and Sumurmuda for the Acquisition of 49% equity interest in LGP
Sumurmuda	:	Sumurmuda Sdn Bhd
Transactions	:	Acquisition of 49% equity interest in LGP and Disposal by AKR of 60% equity interest in ES collectively
Unirio	:	Unirio Corporation Sdn Bhd
Vigers or Valuer	:	Vigers (JB) Sdn Bhd

Arab-Malaysian Merchant Bank Berhad

(23742-V) (Licensed Merchant Bank)
(A Member of the Arab-Malaysian Banking Group)

Registered Address: 22nd Floor, Bangunan Arab-Malaysian, Jalan Raja Chulan, 50200 Kuala Lumpur, Malaysia.
Postal Address: P. O. Box 10233, 50708 Kuala Lumpur, Malaysia.
Tel: 03-20782633, 20782644, 20782655 Fax: 03-20782842 Telex: MA 31167 & 31169 ABMAL
Arab-Malaysian Banking Group Website: http://ambg.com.my ◦ http://www.mol-usa.com/ambg/ambg.html

8 April 2002

To: The Minority Shareholders of AMSTEEL CORPORATION BERHAD

Dear Sir/Madam,

AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY")

(i) Proposed ratification of the acquisition of the remaining 49% equity interest in LGP comprising 245,000 ordinary shares of RM1.00 each by Amsteel for a cash consideration of RM20.37 million;

(ii) Disposal by AKR, a 70% owned subsidiary of Amsteel, of 60% equity interest in ES comprising 18,000,000 ordinary shares of RM1.00 each for a cash consideration of RM41.4 million;

(iii) Proposed disposal by Amsteel to JCorp of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled pursuant to proposal (iv) below; and

(iv) Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB as at 31 December 2001, involving the following:-

(a) proposed netting-off of the consideration for proposal (iii) above against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and

(b) proposed cash payment of RM17.25 million by AKR to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB.

and upon the completion of proposals (iv)(a) and (iv)(b) above, AMSB shall discharge and release Amsteel from the obligation to repay the inter-company indebtedness of RM108.23 million owing by Amsteel to AMSB.

---

1. INTRODUCTION

On 16 February 2001, RHB Sakura announced on behalf of Amsteel that Amsteel has entered into the Exchange of Assets Agreement with AMSB, AKR and JCorp for the following:-

(i) (a) proposed transfer by Amsteel to JCorp of its 100% equity interest held in LGP comprising 500,000 LGP Shares and the proposed assignment by Amsteel to JCorp of all the sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) the transfer by AKR of the First Tranche ES Shares to JCorp for an aggregate consideration of RM17.25 million.

(ii) the proposed repayment of RM108.23 million of the total inter-company balances owing by Amsteel to AMSB by setting-off the aggregate purchase consideration receivable from (i)(a) and (i)(b) above against the consideration payable by AMSB to JCorp in respect of AMSB's proposed acquisition of 100% equity interest in Antara from JCorp of RM108.23 million.

The consideration for the Proposed Disposal of LGP of RM90.98 million and the First Tranche ES Shares of RM17.25 million, due to Amsteel and AKR respectively from JCorp are proposed to be satisfied by AMSB discharging and releasing Amsteel from the obligation to repay RM108.23 million of the inter-company indebtedness owing by Amsteel to AMSB.

At the time of execution of the Exchange of Assets Agreement, LGP was 51% held by Amsteel, and accordingly, Amsteel would have to acquire the remaining 36.75% and 12.25% equity interests in LGP held by Norville and Sumurmuda respectively, in order to facilitate the disposal of 100% equity interest in LGP to JCorp.

Simultaneous with the execution of the Exchange of Assets Agreement, AKR and JCorp entered into the Option Agreement for the proposed grant of a call option by AKR to JCorp or its nominees for JCorp or its nominees to acquire AKR's entire 60% equity interest in ES, exercisable in 2 tranches of (a) First Tranche ES Shares for a cash consideration of RM17.25 million and (b) Second Tranche ES Shares for a cash consideration of RM24.15 million.

Amsteel also announced on 16 February 2001 that the Other ES Shareholders have pre-emptive rights (pursuant to the Shareholders' Agreement dated 6 November 1998 between AKR and the Other ES Shareholders) to acquire AKR's shareholding in ES in the event AKR disposes of its shareholding in ES ("Pre-emptive Rights"). Accordingly, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES would automatically be terminated and be substituted with a cash payment by AKR to JCorp of RM17.25 million in the event the Other ES Shareholders exercise their Pre-emptive Rights.

Subsequent to the above, on 19 March 2001, Amsteel announced that:-

(i) following the exercise by the Other ES Shareholders of their Pre-emptive Rights, AKR entered into 3 separate ES SPAs with each of the Other ES Shareholders on 16 March 2001 for the disposal by AKR of its 60% equity interest in ES to the Other ES Shareholders for a total cash consideration of RM41.4 million, and as a result of the execution of ES SPAs, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES was terminated and the proposed transfer of the First Tranche ES Shares to JCorp was substituted with a cash payment of RM17.25 million by AKR to JCorp; and

(ii) Amsteel entered into the SSA with Norville and Sumurmuda on 16 March 2001 for the Acquisition of 49% equity interest in LGP for a total cash consideration of RM20.37 million.

On 12 September 2001, Amsteel further announced that AKR had agreed to certain variations to the ES SPAs, whereby:-

(i) the Sale of the First Tranche ES Shares and the Sale of the Second Tranche ES Shares were completed on 7 September 2001;

(ii) RM17.25 million that was paid upon execution of the ES SPAs as earnest money to AKR's Stakeholder, was released to AKR in full settlement of the consideration for the First Tranche ES Shares; and

(iii) RM17.75 million was paid on 7 September 2001 in part settlement of the consideration for the Second Tranche ES Shares, and the balance RM6.4 million of the consideration for the Second Tranche ES Shares shall be paid in four instalments due on 6 October 2001, 6 November 2001, 6 December 2001 and 6 January 2002.

On 12 September 2001, Amsteel also announced that Amsteel, Norville and Sumurmuda had completed the Acquisition of 49% equity interest in LGP on 7 September 2001 following the parties mutual agreement to waive the condition precedent that the completion of the Acquisition of 49% equity interest in LGP be undertaken simultaneously with the completion of the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement. In consideration of Amsteel waiving the aforesaid condition precedent, each of Norville and Sumurmuda executed put option agreements with Amsteel on 7 September 2001 whereby Amsteel is granted the options to dispose of the 36.75% and 12.25% equity interests in LGP to Norville and Sumurmuda for cash considerations of RM15.28 million and RM5.09 million respectively in the event the Exchange of Assets Agreement is terminated. The total cash consideration of RM20.37 million represents the amount paid by Amsteel pursuant to the Acquisition of 49% equity interest in LGP.

The Proposed Settlement of Inter-Co Debts is deemed a related party transaction due to the interests of the Directors and major shareholders of Amsteel as described in Section 5 below. The Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Acquisition of Antara are also deemed related party transactions due to their inter-conditionality with the Proposed Settlement of Inter-Co Debts.

Accordingly, pursuant to the requirements of Paragraph 10.08 of the KLSE Listing Requirements, your Board has appointed Arab-Malaysian as Independent Adviser to the Independent Directors and minority shareholders of Amsteel for the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts. BDO Binder has been appointed as Independent Adviser to the Independent Directors and minority shareholders of LLB for the Proposed Acquisition of Antara.

The purpose of this Independent Advice Letter is to provide the minority shareholders of Amsteel with an independent evaluation of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts and Arab-Malaysian's recommendation in relation to the resolutions pertaining to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts to be tabled at the forthcoming EGM.

This Independent Advice Letter is prepared solely for the use of the minority shareholders of Amsteel for the purpose of considering the merit of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts and should not be used or relied upon by any other party.

MINORITY SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ BOTH THIS INDEPENDENT ADVICE LETTER AND LETTER FROM THE BOARD AND TO CONSIDER CAREFULLY THE RECOMMENDATIONS CONTAINED THEREIN BEFORE VOTING ON THE RESOLUTIONS TO GIVE EFFECT TO THE PROPOSED RATIFICATION OF THE ACQUISITION OF 49% EQUITY INTEREST IN LGP, PROPOSED DISPOSAL OF LGP AND PROPOSED SETTLEMENT OF INTER-CO DEBTS AT THE FORTHCOMING EGM OF THE COMPANY.

2. LIMITATIONS TO THE EVALUATION OF THE ACQUISITION OF 49% EQUITY INTEREST IN LGP, PROPOSED DISPOSAL OF LGP, PROPOSED CASH PAYMENT TO JCORP AND PROPOSED SETTLEMENT OF INTER-CO DEBTS

Arab-Malaysian was not involved in any deliberation or negotiation on the terms and conditions of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts and accordingly our evaluation of these transactions is based on information provided by Amsteel and discussions with the management of Amsteel. In performing our evaluation, we have relied on the following sources of information:-

(i) Information contained in Part A of this Circular and the Appendices thereto;

(ii) The Exchange of Assets Agreement dated 13 February 2001 between Amsteel, AMSB, AKR and JCorp;

(iii) The Sale Share Agreement dated 16 March 2001 between Amsteel, Norville and Sumurmuda for the Acquisition of 49% equity interest in LGP;

(iv) The Put Option Agreements dated 7 September 2001 entered into by Amsteel with Norville and Sumurmuda;

(v) The projections of LGP's future cashflow to be derived from the operation of the transport terminal and wet market prepared by the management of Amsteel;

(vi) The valuation report dated 8 February 2001 prepared by Vigers (JB) Sdn Bhd in respect of the LGP Land (as defined in Section 3.1.1 below);

(vii) Other relevant information furnished to us by the management of Amsteel; and

(viii) Other publicly available information.

We have not independently verified such information for its reasonableness, reliability, accuracy and/or completeness but have obtained confirmation from the Board of Directors of Amsteel that all relevant material facts and information required for the purpose of our evaluation have been disclosed to us. The Board of Directors of Amsteel has also accepted responsibility for the accuracy of the information provided and given herein and confirmed that after making all reasonable queries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any information provided herein misleading.

It is not within our terms of reference to express any opinion on the commercial merits of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts and this remains the sole responsibility of the Directors of Amsteel. We also wish to emphasise that our role as Independent Adviser does not extend to conducting any valuation in respect of the LGP Land or the projections of LGP's future cashflow to be derived from the operation of the transport terminal and wet market. Neither does our appointment require us to express an opinion on the future plans of Amsteel nor consider the specific investment objectives, financial situations and particular needs of any individual minority shareholder or any group of minority shareholders. In preparing this letter of advice, we have paid attention to those factors which we believe are of general importance to the assessments of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-co Debts and our evaluation is rendered solely for the benefit of the minority shareholders of Amsteel as a whole.

We recommend that any individual minority shareholder or any group of minority shareholders who may require advice in relation to the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts in the context of their individual objectives, financial situations and particular needs should consult their respective stockbrokers, bank managers, solicitors or other professional advisers. We shall not be liable for any damage or loss of any kind sustained or suffered by any individual minority shareholder or any group of minority shareholders in reliance of the opinion stated herein for any purpose whatsoever which is particular to any individual minority shareholder or any group of minority shareholders.

3. DETAILS OF THE PROPOSALS AND TRANSACTIONS

As announced on 16 February 2001 and 19 March 2001, Amsteel proposes to settle RM108.23 million owing to AMSB by setting off the purchase considerations receivable from the proposals set out below against the purchase consideration by AMSB to JCorp in respect of the Proposed Acquisition of Antara:-

(i) the transfer by Amsteel of 100% equity interest in LGP and an assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million based on LGP's audited accounts as at 30 June 2000) for an agreed consideration of RM90.98 million (further details are set out in Section 3.1 below); and

(ii) the payment by AKR of cash sum of RM17.25 million (raised from the proceeds of the Sale of the First Tranche ES Shares, which is described in Section 3.2 below) to JCorp.

Upon completion of the aforesaid transfer and payment, AMSB shall discharge and release Amsteel from the obligation to repay RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB. As at 31 December 2001, the Amsteel Group's unaudited borrowings amounted to RM7.368 billion and the amount owing by the Amsteel Group to AMSB is RM1.145 billion (unaudited), whilst the amount owing by Amsteel to AMSB is RM940.15 million. Upon the completion of the Proposed Settlement of Inter-Co Debts, the balance owing by the Amsteel Group to AMSB as at 31 December 2001 will be reduced to RM1.037 billion. The Proposed Settlement of Inter-Co Debts is envisaged to result in an interest saving of approximately RM4.33 million per annum to the Amsteel Group, based on the Group's average interest rate of 8% per annum.

The balance owing by the Amsteel Group to AMSB reflects prior year advances (made mainly between 1995 and 1998) where in the past, the Amsteel Group practised a central cash management policy wherein cashflow of its subsidiary companies (including AMSB held via LLB) are centralised at Amsteel's level to fund the Amsteel Group's working capital and capital expenditure, including new investments. This practice had resulted in various inter-company advances arising between Amsteel (the holding company) and its subsidiary companies, including AMSB. The balance owing by the Amsteel Group to AMSB will be addressed as part of the proposed group wide restructuring scheme announced by the Lion Group on 8 October 2001.

3.1 ACQUISITION OF 49% EQUITY INTEREST IN LGP AND PROPOSED DISPOSAL OF LGP

3.1.1 Information on LGP

LGP's present authorised capital is RM5,000,000 comprising 5,000,000 LGP Shares, of which RM500,000 comprising 500,000 LGP Shares are issued and paid-up.

LGP entered into a privatisation agreement with the State Government of Johor and Majlis Perbandaran Johor Bahru on 4 November 1991 ("Privatisation Agreement") to construct and operate a three-storey transport terminal and wet market on part of a piece of land held under Lot PTB 17635 and 17639, Larkin, Johor measuring in total approximately 32 acres ("Privatisation Land") in consideration of (a) LGP being alienated with approximately 11 acres of land out of the Privatisation Land ("LGP Land"); and (b) Gateway Management Sdn Bhd ("GM"), a wholly-owned subsidiary of LGP, being granted a lease of the three-storey transport terminal and wet market by the State Secretary of Johor for a period of 15 years commencing 1 January 1996. The LGP Land does not include the aforesaid transport terminal and wet market. The lease agreement dated 28 March 1994 is renewable, subject to LGP giving a written notice of not less than 12 months before the expiry date of 31 December 2010, for such further period and upon terms and conditions to be agreed between the State Government of Johor and LGP. The said transport terminal and wet market commenced operations on 1 January 1996 and 1 April 1994 respectively.

The LGP Land is located along Jalan Datin Halimah in Larkin, Johor Bahru and is currently vacant. The LGP Land is currently not encumbered and will have a leasehold tenure of 99 years upon alienation by the State Government of Johor. The LGP Land has not been alienated to LGP as at 15 March 2002 as it is a condition of the Privatisation Agreement that LGP shall construct an underpass or other means of access to serve the Privatisation Land. Once the underpass is constructed, the LGP Land will be alienated to LGP. The original plan for the LGP Land to be a commercial development has been kept in abeyance due to the soft property market in Johor Bahru and the Amsteel Group's financial constraints.

LGP is currently a wholly-owned subsidiary of Amsteel.

3.1.2 Information on Norville

Norville was incorporated in Malaysia on 21 August 1990. Norville's present authorised share capital and issued and paid-up share capital is RM100,000 comprising 100,000 Norville Shares. Norville has an associated company but does not have any subsidiary.

Norville is principally an investment holding company.

The Directors and substantial shareholders of Norville and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	<---------Direct--------->		<--------Indirect------->	
	No. of shares	%	No. of shares	%
Directors and Substantial Shareholders				
Abdul Rashid bin Feroze Din	30,000	70	-	-
Abu Bakar bin Yusof	70,000	30	-	-
	100,000	100	-	-

3.1.3 Information on Sumurmuda

Sumurmuda was incorporated in Malaysia on 25 January 1985. Sumurmuda's present authorised share capital is RM500,000 comprising 500,000 Sumurmuda Shares whilst its issued and paid-up share capital is RM100,000 comprising 100,000 Sumurmuda Shares. Sumurmuda has neither subsidiaries nor associated companies.

Sumurmuda is principally an investment holding company.

The Directors and substantial shareholders of Sumurmuda and their respective direct and indirect shareholding as at 15 March 2002 are as follows:-

	<--------Direct-------->		<--------Indirect------>	
	No. of shares	%	No. of shares	%
Directors				
Tan Cheng Yong	-	-	-	-
Antony Herbert Loo @ Hermain Herbert bin Abdullah	-	-	-	-
Substantial Shareholders				
Dato' Mohamad bin Haji Ahmad	70,000	70	-	-
Abdul Rashid bin Abdul Aziz	30,000	30	-	-
	100,000	100	-	-

3.1.4 Information on JCorp

JCorp, formerly known as Johor State Economic Development Corporation was incorporated as a public enterprise and a statutory body vide Johor Enactment No. 4 in 1968 (as amended by Enactment No.5 in 1995). JCorp commenced its operations in 1970.

JCorp is principally involved in plantations, industrial development, healthcare, property, timber and intrapreneurial development and franchising.

The Directors of JCorp as at 15 March 2002 are as follows:-

Dato Haji Abdul Ghani bin Othman
Tan Sri Dato' Mohammad Ali Hashim
Tan Sri Dato' Abdullah bin Ayub
Dato' Ayub bin Mion
Umi Kalthum bte Abdul Majid
Dato' Haji Badri bin Haji Dasuki
Datuk Abdul Razak bin Haji Ramli
Datuk Zakiah bte Hashim
Hassan bin Ismail
Dato' Ahmad bin Abdullah
Dr Haris bin Salleh
Satira bte Omar

JCorp is wholly-owned by the Johor State Government.

3.1.5 Terms and conditions and mode of settlement

Pursuant to the Exchange of Assets Agreement, Amsteel shall transfer to JCorp, 100% equity interest in LGP comprising 500,000 LGP Shares, and assign to JCorp all sums owing by LGP to Amsteel (which amounted to approximately RM49 million based on LGP's audited accounts as at 30 June 2000).

The consideration for the Proposed Disposal of LGP of RM90.98 million due to Amsteel for the aforesaid proposed transfer and assignment (together with cash payment of RM17.25 million by AKR to JCorp as described in Section 3.2 hereafter) shall be satisfied pursuant to the Proposed Settlement of Inter-Co Debts.

At the time of execution of the Exchange of Assets Agreement, LGP was 51% held by Amsteel. Accordingly, Amsteel has entered into the SSA with Norville and Sumurmuda to acquire the remaining 49% equity interest in LGP for a total cash consideration of RM20.37 million, which is to be completed simultaneously with the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement. However, on 7 September 2001, the parties mutually waived the aforesaid condition precedent for simultaneous completion, and Amsteel completed the acquisition of 49% equity interest in LGP on the same day, details of which are set out as follows:-

	No. of LGP Shares	% of LGP Shares	Purchase consideration RM'million
Norville	183,750	36.75	15.28
Sumurmuda	61,250	12.25	5.09
	245,000	49.00	20.37

The aforesaid 245,000 LGP Shares acquired by Amsteel, and thereafter to be transferred to JCorp, were acquired free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the SSA.

The entire 500,000 LGP Shares, representing 100% equity interest in LGP, shall be disposed of to JCorp free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the Exchange of Assets Agreement.

For information purposes only, the original cost of investment of Amsteel's 51% equity interest in LGP is RM255,000 and the investments were made between 1991 and 1992. The audited consolidated NTA of LGP as at 30 June 2001 and the audited consolidated loss after tax of LGP for the financial year ended 30 June 2001 were RM8.48 million and RM1.75 million respectively.

For information purposes only, Norville has indicated that its cost of investment for the 183,750 LGP Shares (which was made between 1991 and 1992) is RM183,750, whilst Sumurmuda indicated its cost of investment for the 61,250 LGP Shares (which was made in 1993) is RM61,250.

No liabilities were assumed by Amsteel pursuant to the Acquisition of 49% equity interest in LGP.

RM17.75 million of the RM20.37 million consideration for the Acquisition of 49% equity interest in LGP was funded from the proceeds of the Sale of the Second Tranche ES Shares, whilst the remaining RM2.62 million was funded from the proceeds of the Sale of First Tranche ES Shares which has been earmarked for the Proposed Cash Payment to JCorp. The balance RM2.62 million was subsequently refunded from the RM1.28 million as set out in Section 3.2 (iv)(a) below and the balance from the RM1.92 million received by AKR pursuant to repayment of inter-company advances to ES respectively as set out in Section 3.2 below.

In consideration of Amsteel waiving the condition precedent which requires the completion of the Acquisition of 49% equity interest in LGP to be undertaken simultaneously with the completion of the Proposed Acquisition of Antara and the Proposals under the Exchange of Assets Agreement, each of Norville and Sumurmuda executed a put option agreement with Amsteel on 7 September 2001 whereby Amsteel is granted options to dispose of the 36.75% and 12.25% equity interests in LGP to Norville and Sumurmuda for cash considerations of RM15.28 million and RM5.09 million respectively in the event the Exchange of Assets Agreement is terminated. The total cash consideration of RM20.37 million represents the amount paid by Amsteel pursuant to the Acquisition of 49% equity interest in LGP. The put options can be exercised by Amsteel within 60 days from the termination of the Exchange of Assets Agreement and will automatically lapse if the Exchange of Assets Agreement is completed.

3.1.6 Basis of the consideration

The total purchase consideration for the 49% equity interest in LGP of RM20.37 million was negotiated and agreed by your Directors following negotiations on a 'willing buyer-willing seller' basis and after taking into consideration the adjusted consolidated NTA of LGP as at 30 June 2000 attributable to the 49% equity interest in LGP and the discounted cashflows valuation of the transport terminal and wet market, which is as set out below:-

	RM'000	RM'000
Audited consolidated NTA of LGP as at 30 June 2000		10,229
Valuation surplus		
- Open market value of the LGP Land[1]	62,000	
- Land and development expenditure	(59,399)	2,601
Adjusted consolidated NTA of LGP		12,830
Discounted cashflows valuation of the operation of the transport terminal and wet market[2]		28,450
Total		41,280
Value of 49% of LGP		20,227

Notes:-

1. *The LGP Land does not include the transport terminal and wet market.*
2. *Represents the discounted cashflows valuation of the operation of the transport terminal and wet market prepared by the management of Amsteel. The discounted cashflows valuation of the operations of the transport terminal and wet market by the management of Amsteel has not been reviewed by any external parties. No external valuation of the operation of the transport terminal and wet market was conducted for the Acquisition of 49% equity interest in LGP and Proposed Disposal of LGP. The cashflows projections for the operation of the transport terminal and wet market, prepared by the management of Amsteel, has not been reviewed by any external parties.*

The adjusted consolidated NTA of LGP as at 30 June 2000 as determined by the management of Amsteel is RM12.83 million which is derived based on the audited consolidated NTA of LGP as at 30 June 2000 of RM10.23 million and after taking into account the open market value of the LGP Land of RM62.0 million less the land and development expenditure of the LGP Land. The discounted cash flow valuation of the operation of the transport terminal and wet market of RM28.45 million was derived from cashflows over a 10-year period from 2001 to 2010 discounted at a rate of 12% (which was negotiated on a 'willing buyer-willing seller' basis).

The open market value of the LGP Land as at 8 February 2001 as assessed by Vigers, an independent firm of professional valuers appointed by Amsteel, is RM62.0 million. A copy of the Vigers' letter, is attached in Appendix III. For information purposes only, the net book value of the LGP Land as recorded in the audited balance sheets of LGP as at 30 June 2001 is RM59.4 million.

The sale consideration for the Proposed Disposal of LGP of RM90.98 million was negotiated and agreed by the Directors of Amsteel following negotiations on a 'willing buyer-willing seller' basis and after taking into consideration the adjusted consolidated NTA of LGP as at 30 June 2000 and the discounted cashflows valuation of the operation of the transport terminal and wet market of RM41.28 million as described above and the assignment to JCorp of all sums owing by LGP to Amsteel, which amounted to approximately RM49 million based on the audited accounts of LGP as at 30 June 2000.

3.2 DISPOSAL BY AKR OF 60% EQUITY INTEREST IN ES

On 13 February 2001, AKR and JCorp entered into the Option Agreement pursuant to which AKR granted JCorp or its nominees a call option to acquire AKR's 60% equity interest in ES ("Option Shares") for a total cash consideration of RM41.4 million or RM2.30 per ES Share.

The Other ES Shareholders have Pre-emptive Rights (pursuant to the Shareholders' Agreement dated 6 November 1998 between AKR and the Other ES Shareholders) to acquire AKR's shareholding in ES in the event AKR proposes to sell its shareholding in ES. As such, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES would automatically be terminated and the proposed transfer of the First Tranche ES Shares to JCorp will be substituted with a cash payment by AKR to JCorp of RM17.25 million in the event the Other ES Shareholders exercise their Pre-emptive Rights.

Following the exercise by the Other ES Shareholders of their Pre-emptive Rights, AKR entered into 3 separate ES SPAs on 16 March 2001 with each of the Other ES Shareholders for the Disposal by AKR of its 60% equity interest in ES to the Other ES Shareholders for a total cash consideration of RM41.4 million.

Pursuant to the ES SPAs (as amended by the revisions agreed between the parties on 7 September 2001), it was agreed that:

(i) the RM17.25 million paid by the Other ES Shareholders to AKR's Stakeholder upon execution of the ES SPAs ("Earnest Money"), be released to AKR on 3 September 2001 and for completion of the sale of the First Tranche ES Shares to be effected on 7 September 2001;

(ii) the sale of the Second Tranche ES Shares was completed on 7 September 2001 (whereby the Other ES Shareholders are the beneficial owner of the Second Tranche ES Shares) following the payment by the Other ES Shareholders to AKR of an aggregate amount of RM17.75 million on the same day, representing part of the consideration for the Second Tranche ES Shares, with the balance RM6.4 million to be addressed as per Section 3.2(iv) below;

(iii) the ES Shares shall be disposed of by AKR to the Other ES Shareholders free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the ES SPAs;

(iv) the Other ES Shareholders shall pay to AKR an aggregate amount of RM6.4 million ("Balance Price"), representing the balance of the consideration for the Second Tranche ES Shares, in four instalments:-

    (a) the first instalment of RM1.28 million is to be paid on or before 6 October 2001;

    (b) the second instalment of RM1.6 million is to be paid on or before 6 November 2001;

    (c) the third instalment of RM1.92 million is to be paid on or before 6 December 2001; and

    (d) the fourth instalment of RM1.6 million is to be paid on or before 6 January 2002; and

(v) the Second Tranche of ES Shares, which are beneficially owned by the Other ES Shareholders, shall be deposited with Messrs Nik Saghir & Ismail as stakeholder and to be released and returned to the Other ES Shareholders upon full payment of Balance Price referred to in Section 3.2(iv) above (except for the 4 million ES Shares which were mutually agreed between AKR and the Other ES Shareholders to be released to the Other Shareholders on 8 October 2001 as described below).

On 8 October 2001, AKR received payment of RM1.28 million referred to under Section 3.2(iv)(a) above (pursuant to which 4 million ES Shares from the Second Tranche ES shares were mutually agreed between AKR and Other ES Shareholders to be released to the Other ES Shareholders) and a further sum of RM1.92 million towards the repayment of inter-company advances owing by ES to AKR ("Amount Owing by ES to AKR").

After receipt of the sum of the RM1.92 million as part-settlement of the Amount Owing by ES to AKR, the remaining Amount Owing by ES to AKR is approximately RM1.6 million. The aforesaid inter-company advances were made by AKR to ES for ES's working capital when ES was a subsidiary of AKR.

Further details of the Disposal by AKR of 60% equity interest in ES, including information on ES, HMI, Unirio and Senipuri are set out in Section 2.2 of Part A of the Circular.

4. CONDITIONS TO THE PROPOSALS AND TRANSACTIONS

4.1 The Proposals are subject to the following conditions:-

(i) the approval of FIC for the Proposed Disposal of LGP (which was obtained on 15 June 2001 and 27 June 2001), which is subject to the condition that LGP and GM maintain at least 51% Bumiputera / Government Agency equity interest at all times;

(ii) the approval of the SC for the Proposed Settlement of Inter-Co Debts;

(iii) the approval of shareholders of Amsteel at the forthcoming EGM;

(iv) the consents of the creditors of Amsteel and AKR;

(v) the conditions precedent to the Proposed Acquisition of Antara as described hereafter; and

(vi) any other relevant approvals as may be required.

4.2 The conditionality of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts, Proposed Acquisition of Antara and Disposal by AKR of 60% equity interest in ES is as follows :-

(i) the Acquisition of 49% equity interest in LGP and Proposed Disposal of LGP are inter-conditional. The Acquisition of 49% equity interest in LGP, completed on 7 September 2001, is subject to the following conditions:-

(a) the approval of FIC (which was obtained on 15 June 2001), with no conditions attached; and

(b) the ratification of shareholders of Amsteel at the forthcoming EGM.

Amsteel has confirmed that in the event the Proposed Disposal of LGP is not completed, Amsteel will exercise the put options executed with Norville and Sumurmuda and dispose of the 36.75% and 12.25% equity interest in LGP back to Norville and Sumurmuda respectively.

(ii) the Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara are all inter-conditional;

(iii) the Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara, are conditional upon the Disposal by AKR of 60% equity interest in ES. The Disposal by AKR of 60% equity interest in ES was completed on 7 September 2001 and is subject to the approval of the FIC (which was obtained on 14 August 2001). The approval of the FIC is conditional upon ES maintaining at least 30% Bumiputera equity interest at all times and that ES shall decrease its foreign equity interest to 30% or less before 30 June 2002; and

(iv) the Disposal by AKR of 60% equity interest in ES is not conditional upon the Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara.

4.3 The Proposed Acquisition of Antara is subject to the following conditions:

(i) the approval of the FIC (which was obtained on 15 June 2001 and 27 June 2001),which is subject to the approval of the MITI;

(ii) the approval of the MITI (which was obtained on 13 June 2001 and 9 September 2001), which is subject to the condition that Antara complies with the equity condition that at least 70% of the equity interest of Antara is to be held by Malaysians with a minimum of 30% reserved. Antara is required to seek the MITI's approval for the allocation of the reserved shares;

(iii) the approval of the MOF to be procured by JCorp (which was obtained on 13 June 2001), with no condition attached;

(iv) the approval of shareholders of LLB at its EGM (which was obtained on 28 March 2002);

(v) the consents of the creditors of AMSB and LLB;

(vi) and Transactions (both of which were completed on 7 September 2001);

(vii) the conditions precedent to the Proposals being fulfilled; and

(viii) any other relevant approvals as may be required.

4.4 Barring unforeseen circumstances, your Directors expect the completion of the Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts to take place by April 2002 following satisfaction of all conditions precedent.

5. DIRECTORS' INTEREST AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors or major shareholders of Amsteel and/or persons connected to them, has any interest, direct or indirect, in the Disposal by AKR of 60% equity interest in ES.

Directors

The following Directors of Amsteel are deemed interested in the Proposed Settlement of Inter-Co Debts ("Interested Directors"):-

(i) Tan Sri William H.J. Cheng by virtue of his substantial shareholdings in Amsteel and LLB;
(ii) Jen (B) Tan Sri Dato' Zain Hashim, as he, being an employee of Amsteel, does not consider himself to be independent of the management of Amsteel, a company in which TSWC is a major shareholder;
(iii) Pee Kang Seng @ Lim Kang Seng, as he, being an employee of Amsteel, does not consider himself to be independent of the management of Amsteel, a company in which TSWC is a major shareholder;
(iv) Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, as he represents LTAT, a major shareholder of Amsteel and LLB, on the Board of Directors of Amsteel; and
(v) M. Chareon Sae Tang @ Tan Whye Aun, as he is also a Director of Lion Corporation Berhad ("LCB"), a company in which TSWC is a major shareholder.

Based on Amsteel's Register of Directors' Shareholdings as at 15 March 2002, the shareholdings of the Interested Directors in Amsteel were as follows:-

	<---------Direct --------->		<--------------- Indirect --------------->		
	No. of shares	%	No. of shares	%	No of options[1]
Jen (B) Tan Sri Dato' Zain Hashim	265,808	0.02	-	-	175,000
Tan Sri William H.J. Cheng	-	-	470,082,886	37.32[2]	-
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	-
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	-

Notes:-

1. *Options granted pursuant to the Amsteel Executive Share Option Scheme.*
2. *Held through Amanvest (M) Sdn Bhd ("Amanvest"), Happyvest (M) Sdn Bhd ("Happyvest"), Panoron Sdn Bhd ("Panoron"), Araniaga Holdings Sdn Bhd ("Araniaga"), Lancaster Trading Company Ltd ("Lancaster"), Lion Holdings Sdn Bhd ("LHSB"), Finlink Holdings Sdn Bhd ("Finlink"), Teck Bee Mining (M) Sendirian Berhad ("TBM"), Tirta Enterprise Sdn Bhd ("Tirta"), William Cheng Sdn Bhd ("WCSB"), Horizon Towers Sdn Bhd ("Horizon Towers"), Lion Holdings Pte Ltd ("LHPL"), LCB, Limpahjaya Sdn Bhd ("Limpahjaya") and Ceemax Electronics Sdn Bhd ("Ceemax").*

Datuk Cheng Yong Kim is the Managing Director of LLB and also a major shareholder of Amsteel and LLB. Datuk Cheng Yong Kim was also a Director of Amsteel until his resignation on 23 October 2001. Part B, Paragraph 10.02 of the KLSE Listing Requirement stipulates that a 'Director' includes any person who is or was within the preceeding 12 months of the date on which the terms of the transaction were agreed upon, a director of the company (or any other company which is its subsidiary or holding company or a subsidiary of its holding company). Consequently, Datuk Cheng Yong Kim falls within the ambit of Part B, Paragraph 10.02 of the KLSE Listing Requirements as he was a member of the Board of Directors of Amsteel at the time of the execution of the Exchange of Assets Agreement.

As at 15 March 2002, the shareholdings of the Interested Directors in LLB were as follows:-

	<---------------Direct ----------->		<----------- Indirect ---------->	
	No. of shares	%	No. of shares	%
Jen (B) Tan Sri Dato' Zain Hashim	29,696	0.01	-	-
Tan Sri William H.J. Cheng	1,680	-*	342,179,285	57.67[1]
Pee Kang Seng @ Lim Kang Seng	-	-	-	-
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	-	-	-	-

Notes:-

* *Negligible*

1. *Held through Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, LHPL, Lion Management Sdn Bhd ("LMSB"), Lion Development (Penang) Sdn Bhd ("LDP"), Jelajah Jaya Sdn Bhd ("Jelajah"), Bayview Properties Sdn Bhd ("Bayview"), Umatrac Enterprises Sdn Bhd ("Umatrac"), Trillionvest Sdn Bhd ("Trillionvest"), Angkasa Marketing Berhad ("AMB"), Amsteel, LCB, Ceemax and Konming Investments Limited ("Konming").*

As the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Cash Payment to JCorp are all inter-conditional with the Proposed Settlement of Inter-Co Debts, the Interested Directors are also deemed interested in the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Cash Payment to JCorp.

Accordingly, the Interested Directors and Datuk Cheng Yong Kim have abstained and will continue to abstain (except Datuk Cheng Yong Kim) from all deliberations and voting at Amsteel's Board meeting on the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts. The Interested Directors and Datuk Cheng Yong Kim who have interest in Amsteel will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts at the forthcoming EGM.

Major Shareholders

Based on Amsteel's Register of Substantial Shareholders as at 15 March 2002, the major shareholders of Amsteel who are deemed interested in the Proposed Settlement of Inter-Co Debts ("Interested Major Shareholders") and their respective shareholdings were as follows:-

	<------------- Direct --------->		<----------- Indirect ----------->	
	No. of shares	**%**	**No. of shares**	**%**
Tan Sri William H.J. Cheng	-	-	470,082,886	37.32[1]
Lion Realty Pte Ltd	-	-	451,047,826	35.81[2]
Datuk Cheng Yong Kim	435,000	0.03	452,743,826	35.94[3]
Lancaster	10,700,000	0.85	448,497,826	35.61[4]
Utara Enterprise Sdn Bhd	-	-	448,497,826	35.61[4]
WCSB	7,585,366	0.80	448,497,826	35.61[4]
LHSB	79,482	0.01	448,418,344	35.60[5]
Happyvest	654,381	0.05	447,608,563	35.54[6]
Amanvest	12,982,395	1.03	375,324,676	29.80[7]
Mirzan bin Mahathir	-	-	369,907,238	29.37[8]
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238	29.37[8]
LTAT	264,505,413	21.00	-	-
Limpahjaya	126,133,797	10.01	-	-
LCB	243,773,441	19.35	126,133,797	10.01[9]

Notes:-

1. *Held through Amanvest, Happyvest, Panoron, Araniaga, Lancaster, LHSB, Finlink, TBM, Tirta, WCSB, Horizon Towers, LHPL, LCB, Limpahjaya and Ceemax.*
2. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, Horizon Towers, LCB and Limpahjaya.*
3. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, Horizon Towers, LCB, Limpahjaya and Sin Seng Investment Pte Ltd ("Sin Seng").*
4. *Held through Amanvest, Happyvest, Panoron, Araniaga, LHSB, Finlink, TBM, Tirta, LCB and Limpahjaya.*
5. *Held through Araniaga, TBM, Happyvest, Amanvest, Panoron, Finlink, Tirta, LCB and Limpahjaya.*
6. *Held through Amanvest, Panoron, Finlink, Tirta, LCB and Limpahjaya.*
7. *Held through Finlink, LCB and Limpahjaya.*
8. *Held through LCB and Limpahjaya.*
9. *Held through Limpahjaya.*

Except for Limpahjaya, which is a wholly-owned subsidiary of LCB, the above major shareholders are also major shareholders of LLB.

Based on LLB's Register of Substantial Shareholders as at 15 March 2002, the Interested Major Shareholders and their respective shareholdings in LLB were as follows:-

	<----------Direct---------->		<------------------Indirect------------------>		
	No. of shares	%	No. of shares	%	No. of options[1]
Tan Sri William H.J. Cheng	1,680	-*	342,179,285	57.67[2]	-
Lion Realty Private Limited	-	-	329,148,283	55.47[3]	-
Datuk Cheng Yong Kim	591,586	0.10	329,255,407	55.49[4]	175,000
Lancaster	11,518,084	1.94	320,561,025	54.02[5]	-
Utara Enterprise Sdn Bhd	-	-	320,561,025	54.02[5]	-
WCSB	7,466	-*	320,561,025	54.02[5]	-
LHSB	12,482,614	2.10	308,078,411	51.92[6]	-
Happyvest	-	-	307,998,020	51.91[7]	-
Amanvest	8,297,194	1.40	299,529,946	50.48[8]	-
LTAT	17,360,993	2.93	299,983,946	50.56[9]	-
Limpahjaya	-	-	-	-	-
LCB	756	-*	299,529,190	50.48[10]	-

Notes:

* *Negligible*

1. *Options granted pursuant to the LLB Executive Share Option Scheme.*
2. *Held through Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, LHPL, LMSB, LDP, Jelajah, Bayview, Trillionvest, Umatrac, AMB, Amsteel, LCB, Ceemax and Konming.*
3. *Held through Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB and Konming.*
4. *Held through Amanvest, Horizon Towers, LHSB Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB, Sin Seng and Konming.*
5. *Held through Amanvest, LHSB, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.*
6. *Held through Amanvest, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.*
7. *Held through Amanvest, Tirta, Umatrac, AMB, Amsteel, LCB and Konming.*
8. *Held through Umatrac, AMB, Amsteel, LCB and Konming.*
9. *Held through Umatrac, AMB, Amsteel, LCB, Affin-ACF Finance Berhad and Konming.*
10. *Held through Umatrac, AMB, Amsteel and Konming.*

As the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Cash Payment to JCorp are all inter-conditional with the Proposed Settlement of Inter-Co Debts, the Interested Major Shareholders are also deemed interested in the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Cash Payment to JCorp.

The Interested Major Shareholders will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts at the forthcoming EGM.

The Interested Directors, Datuk Cheng Yong Kim and Interested Major Shareholders have undertaken to ensure that persons connected with them and having interest in the shares of Amsteel will abstain from voting in respect of their direct and indirect shareholdings in Amsteel in relation to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts at the forthcoming EGM.

Save as disclosed above, none of the other Directors and/or major shareholders of Amsteel and persons connected with them have any interest, whether directly or indirectly, in the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts.

6. EVALUATION OF THE ACQUISITION OF 49% EQUITY INTEREST IN LGP, PROPOSED DISPOSAL OF LGP, PROPOSED CASH PAYMENT TO JCORP AND PROPOSED SETTLEMENT OF INTER-CO DEBTS

In our evaluation of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts, we have taken into consideration the following: -

(i) Rationale for the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts;

(ii) Basis of determining the considerations for the Proposed Disposal of LGP and Acquisition of 49% equity interest in LGP;

(iii) Mode of satisfaction of the considerations for the Proposed Disposal of LGP and Acquisition of 49% equity interest in LGP; and

(iv) Financial effects of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquistion of Antara.

6.1 RATIONALE FOR THE ACQUISITION OF 49% EQUITY INTEREST IN LGP, PROPOSED DISPOSAL OF LGP, PROPOSED CASH PAYMENT TO JCORP AND PROPOSED SETTLEMENT OF INTER-CO DEBTS

The rationale for the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts, as stated in Section 3 of Part A of this Circular, is as follows:-

"The Acquisition of 49% equity interest in LGP is intended to facilitate the Proposed Disposal of LGP. The Proposed Disposal of LGP and Disposal by AKR of 60% equity interest in ES are part of the Amsteel Group's revised corporate and debt restructuring scheme announced on 8 October 2001 to rationalise the financial position of the Amsteel Group. The Directors of Amsteel consider the LGP and ES Shares to be peripheral and non-core assets and businesses of the Amsteel Group, which ought to be disposed. Pursuant to the Proposed Settlement of Inter-Co Debts, the Amsteel Group would settle RM108.23 million in value of the inter-company indebtedness owing by Amsteel to AMSB."

In its corporate and debt restructuring scheme which were announced on 5 July 2000 and 8 October 2001, the Amsteel Group has proposed to divest some of its non-core assets and instead focus on property development, retail (through the Parkson group of companies) and plantation assets.

LGP is principally a property contractor and developer. Since its incorporation in 1986, save for the construction of the transport terminal and wet market under the Privatisation Agreement, LGP was not involved in any other property development or construction projects. LGP's only subsidiary, GM is a property management company which holds a licence to manage a transport terminal and wet market for 15 years, up to year 2010. The management of the transport terminal and wet market is currently the only business of GM. As such, Amsteel considers LGP to be a non-core business of the Amsteel Group and is of the view that the divestment of LGP is in line with the Amsteel Group's plan to dispose of its non-core assets. Further, pursuant to the Exchange of Assets Agreement, it was agreed that AMSB shall cause Amsteel to sell and transfer 100% equity interest in LGP to JCorp. As Amsteel only hold 51% equity interest in LGP at the point of the aforementioned agreement, Amsteel would need to acquire the remaining 49% equity interest in LGP to facilitate the eventual Proposed Disposal of LGP, hence the completion of the Acquisition of 49% equity interest in LGP.

The Proposed Settlement of Inter-Co Debts will allow Amsteel to settle a sum of RM108.23 million in value owing by Amsteel to AMSB. As at 31 December 2001, the amount owing by the Amsteel Group to AMSB amounted to approximately RM1.145 billion (unaudited). Upon the completion of the Proposed Settlement of Inter-Co Debts, the balance owing by the Amsteel Group to AMSB as at 31 December 2001 will be reduced to approximately RM1.037 billion. Interest savings arising from the Proposed Settlement of Inter-Co Debts to the Amsteel Group is approximately RM4.33 million per annum based on the Group's average interest rate of 8% per annum.

The Proposed Cash Payment to JCorp represents payment to be made by AKR to JCorp as agreed in the Exchange of Assets Agreement. Pursuant to the aforesaid agreement, AKR, a 70% owned subsidiary of Amsteel, has agreed to grant JCorp a call option to acquire, inter-alia, the First Tranche ES Shares at an agreed consideration of RM17.25 million. The consideration of RM17.25 million due to AKR shall be satisfied by Amsteel setting off the amount of RM17.25 million against the inter-company indebtedness owing by Amsteel to AMSB. It was also agreed that in the event of the exercise by Other ES Shareholders of their Pre-emptive Rights, the sale of First Tranche ES Shares to JCorp shall automatically be terminated and the proceeds from the sale of the First Tranche ES Shares to the Other ES Shareholders of RM17.25 million shall be payable to JCorp. Following the exercise by Other ES Shareholders of their Pre-emptive Rights on 16 March 2001 and the receipt of RM17.25 million from the Other ES Shareholders in respect of the sale of the First Tranche ES Shares by AKR on 3 September 2001, the amount of RM17.25 million is now payable to JCorp.

Based on the foregoing, we are of the view that the rationale for the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts is fair and reasonable.

6.2 BASIS OF DETERMINING THE CONSIDERATIONS FOR THE PROPOSED DISPOSAL OF LGP AND ACQUISITION OF 49% EQUITY INTEREST IN LGP

6.2.1 Basis of determining the consideration for the Proposed Disposal of LGP

The disposal consideration for the Proposed Disposal of LGP is based on the audited consolidated NTA of LGP as at 30 June 2000 (being the latest audited accounts available at the point when the Exchange of Assets Agreement was entered into) after taking into consideration the discounted cashflows ("DCF") valuation of LGP's future cashflows to be derived the operation of the transport terminal and wet market, the open market value of the LGP Land and the assignment to JCorp of all sums owing by LGP to Amsteel ("Adjusted Audited Consolidated NTA II"). The basis for the consideration is calculated as follows:-

	RM'000	RM'000
Audited consolidated NTA of LGP as at 30 June 2000[1]		10,229
DCF valuation of LGP's future cashflows to be derived from the operation of the transport terminal and wet market		28,450
Surplus on revaluation of the LGP Land		
Open market value of the LGP Land based on valuation by Vigers dated 8 February 2001	62,000	
Less: Audited net book value as at 30 June 2000[2]	(59,399)	
Revaluation surplus		2,601
Adjusted Audited Consolidated NTA I		41,280
Assignment to JCorp of all sums owing by LGP to Amsteel[1]		49,000
Adjusted Audited Consolidated NTA II		**90,280**
Disposal consideration		**90,980**
Premium to NTA		700
Premium to NTA (%)		0.78 %

Notes:-

1. *The audited consolidated NTA of LGP and the amount owing by LGP to the Amsteel group of companies as at 31 June 2001 stood at approximately RM8.5 million and RM50.8 million respectively.*
2. *Represents the expenses incurred in the construction of the terminal and wet market. Under the Privatisation Agreement, the LGP Land was alienated to LGP for a premium of RM1.00 in consideration of LGP undertaking the construction of the transport terminal and wet market.*

The purchase consideration represents a small premium of RM0.7 million or 0.78% of the Adjusted Audited Consolidated NTA II. The basis for the adjustments made to the audited consolidated NTA of LGP as at 30 June 2000 is set out below:-

(i) DCF valuation of LGP's future cashflows to be derived from the operation of transport terminal and wet market

LGP, via GM, owns a lease to operate and manage a transport terminal and wet market. The 15-year lease, which has commenced on 1 January 1996, will expire in year 2010. This lease has a future earnings potential which should be taken into account when determining the value of LGP to be disposed of. Since the lease granted to LGP is for finite periods of time, the DCF method is appropriate in valuing the operation of the transport terminal and wet market.

Under the DCF method, the anticipated future cashflows of a company/operation are discounted to their net present value ("NPV") using a discount rate. The discount rate reflects the required rate of return for the investors, taking into account the relevant market interest, inflation rates and business and financial risk relating to the cashflows from the operations.

Based on the DCF valuation of LGP prepared by the management of Amsteel, the projected cashflows for the remaining life of the lease (i.e. 10 years from years 2001 to 2010) are summed up and are discounted at a discount rate of 12% to arrive at an NPV of RM28.45 million.

(ii) Open market value of the LGP Land

The LGP Land was valued by Vigers, an independent firm of professional valuers, on 8 February 2001 at an open market value of RM62.0 million. The valuation was ascertained by the Valuer using the following methods:-

(a) Comparison Method

The Comparison Method determines the value of the property by comparing and adopting as a yardstick of recent transactions and sale evidences involving other similar properties in the locality. The similarities and dissimilarities of the sales comparable are then reduced to a common denominator by adjusting for the differences between them and the subject property in order to arrive at the indicative value of the subject property.

The valuation of the LGP Land has taken into consideration, inter-alia, the approved plot ratio (plot ratio generally relates to the land use, building heights and urban design intentions for an area) for the property of 1:5.5 and the nominal premium payable for the commercial use of the land upon the issuance of the qualified title of only RM1.00. The Valuer also took into account the fact that the property enjoys 4 wide road frontages, its location next to the Central Larkin Bus and Taxi Terminal and Wet Market and several Government administrative centres as well as its easy accessibility from all directions.

Using the Comparison Method, a market value of RM130 per square foot or RM62,290,800 has been derived for the LGP Land.

(b) Residual Method

The Residual Method is based on the assumptions that the proposed development on the land is completed. The gross development value of the proposed development is computed, from which are deducted total development cost, building cost, developer's profit and financial cost to arrive at a residue value. The residue value is then deferred over a period of time required for the construction and sales of the various units of the proposed development at an appropriate discount rate to arrive at the present value ("PV") of the land.

The PV of the land is then compared to the sales of similar development lands with layout approval in the vicinity or similar vicinities and the necessary adjustments are made of the differences. The Residual Method also assumed that financial facilities are available to finance end-buyers of the development products.

A summary of the valuation of the LGP Land using the Residual Method, as reflected in the Valuer's report, is shown below:-

		Open Market Value RM'000
Estimated Gross Development Value ("GDV")		778,285
Estimated Gross Development Cost (including developer's profit[1])		(702,965)
Residual		75,320
Estimated PV of the LGP Land[2] (based on the discount rate of 12%)		67,988
Divide by land area	RM141.71 per square foot or approximately RM140.00 per square foot	

Notes:-

1 The developer's profit was estimated at 18% of the GDV.

2 The PV was arrived at after estimating that the construction and sales of the various units of the proposed development will be completed in 9 years.

Using the Residual Method, a market value of RM140 per square foot or approximately RM68.0 million has been derived for the LGP Land.

The Valuer have correlated the values derived from both the above methods and have adopted the Comparison Method, giving the open market value of the LGP Land of RM130 per square foot or RM62.0 million.

(iii) Assignment to JCorp of inter-company indebtedness owing by LGP to Amsteel

Based on the consolidated audited accounts of LGP as at 30 June 2000, an inter-company indebtedness of approximately RM49.0 million is owing by LGP to the Amsteel group of companies. This amount represents prior year advances made by the Amsteel group of companies to LGP to fund LGP's working capital requirements, capital expenditures, new investments etc. This amount will not be settled by LGP to Amsteel and will instead be assigned to JCorp upon the completion of the Proposed Disposal of LGP, thereby increasing the value of LGP to be disposed of to JCorp by the same amount.

Based on the above, we are of the opinion that the disposal consideration for the Proposed Disposal of LGP of RM90.98 million is reasonable.

6.2.2 Basis of determining the consideration for the Acquisition of 49% equity interest in LGP

The acquisition consideration for the Acquisition of 49% equity interest in LGP is based on the audited consolidated NTA of LGP as at 30 June 2000 and after taking into consideration the DCF valuation of LGP's future cashflows to be derived from the operation of the transport terminal and wet market and the open market value of the LGP Land ("Adjusted Audited Consolidated NTA I"). The basis for the consideration is calculated as follows:-

	RM'000
Adjusted Audited Consolidated NTA I (as computed in Section 6.2.1 above)	41,280
49% of Adjusted Audited Consolidated NTA I	**20,227**
Acquisition consideration	**20,370**
Premium to NTA	143
Premium to NTA (%)	0.71%

The acquisition consideration of RM20.37 million represents a small premium of approximately RM143,000 or 0.71% to the relevant proportion of the Adjusted Audited Consolidated NTA I.

Based on the above, we are of the opinion that the acquisition consideration for the Acquisition of 49% equity interest in LGP of RM20.37 million is reasonable.

6.3 MODE OF SATISFACTION OF THE CONSIDERATIONS FOR THE PROPOSED DISPOSAL OF LGP AND ACQUISITION OF 49% EQUITY INTEREST IN LGP

The consideration for the Proposed Disposal of LGP amounting to RM90.28 million ("Set-Off Amount") shall be satisfied by way of Amsteel setting off the Set-Off Amount against the inter-company indebtedness owing by Amsteel to AMSB. As at 31 December 2001, the outstanding amount owing by the Amsteel Group to AMSB amounted to approximately RM1.145 billion (unaudited). The balance after setting off the Set-Off Amount on completion of the Proposed Disposal of LGP is approximately RM1.037 billion. In view of this, the Proposed Disposal of LGP will not have any material effect on the Amsteel Group's cashflow position.

The Acquisition of 49% equity interest in LGP would not have any material effect on the Amsteel Group's cashflow as it was ultimately funded from the following sources:-

- RM19.03 million from the proceeds of the Sale of Second Tranche ES Shares; and
- RM1.34 million was advanced by AKR. The sum was received by AKR pursuant to repayment by ES of inter-company advances.

6.4 FINANCIAL EFFECTS

As the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara are inter-conditional transactions (i.e. the completion of one transaction is conditional upon the completion of the other transactions) undertaken by the Amsteel Group, the impact of the said transactions on the Amsteel Group will be shown collectively. The financial effects of the said transactions are as follows:-

6.4.1 Share Capital and Major Shareholders' Shareholding

The Acquisition of 49% equity interest in LGP did not have any effect on the share capital and the shareholding structure of Amsteel as there was no new issuance of Amsteel's shares pursuant to the transaction.

The Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara would not have any effect on the share capital and the shareholding structure of Amsteel as there is no new issuance of Amsteel's shares pursuant to the said proposals.

6.4.2 Earnings

The Acquisition of 49% equity interest in LGP was completed on 7 September 2001. The Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara are assumed to be completed by April 2002.

Based on the management of Amsteel's estimate, the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara are expected to collectively increase the earnings of the Amsteel Group for the financial year ending 30 June 2002 by approximately RM16.8 million. This will translate into an increase of approximately 1.3 sen in Amsteel's consolidated net EPS for the financial year ending 30 June 2002 based on Amsteel's shares in issue of approximately 1.26 billion as at 15 March 2002. On an individual basis, the management of Amsteel estimates that the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara will increase/(decrease) the earnings of the Amsteel Group by approximately RM(1.1) million, RM17.5 million, RM(0.1) million, RM0.5 million and RM0.4 million respectively. Expenses relating to these transactions are estimated to be RM0.4 million.

At the Company level, the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts are expected to increase the earnings of Amsteel for the financial year ending 30 June 2002 by approximately RM19.0 million. This will translate into an increase of approximately 1.5 sen in Amsteel's net EPS for the financial year ending 30 June 2002 based on Amsteel's shares in issue of approximately 1.26 billion as at 15 March 2002. On an individual basis, the management of Amsteel estimates that the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts will increase/(decrease) the earnings of the Amsteel Group by approximately RM(1.0) million, RM19.6 million, RM(0.2) million and RM1.0 million respectively. Expenses relating to these transactions are estimated to be RM0.4 million. The Proposed Acquisition of Antara is not expected to affect the earnings of Amsteel at the Company level.

Please note that the above computations do not include the effect of the Disposal by AKR of 60% equity interest in ES and hence differ from the effects on the earnings computed in Section 4.2 of Part A of the Circular.

6.4.3 NTA

The Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara are not expected to have any effects on the NTA position of the Amsteel Group.

Based on Amsteel's audited consolidated balance sheet as at 30 June 2001, the proforma effects of the Acquisition of 49% of equity interest in LGP, Proposed Disposal of LGP and Disposal by AKR of 60% equity interest in ES (included in view of its completion as at the date of this Independent Advice Letter) on the NTA position of the Amsteel Group would be as follows:-

	Audited as at 30 June 2001	I After Acquisition of 49% equity interest in LGP	II After I and Disposal by AKR of 60% equity interest in ES (Scenario 1)[1]	III After II and Proposed Disposal of LGP	IV After I and Disposal by AKR of 60% equity interest in ES (Scenario 2)[2]	V After IV and Proposed Disposal of LGP
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Share Capital	629,797	629,797	629,797	629,797	629,797	629,797
Reserves	(1,099,811)	(1,099,811)	(1,083,304)	(1,068,218)[4]	(1,080,980)	(1,065,894)[4]
Shareholders' funds	(470,014)	(470,014)	(453,507)	(438,421)	(451,183)	(436,097)
Less: Intangibles	(351,003)	(367,218)[3]	(367,218)	(351,003)	(367,218)	(351,003)
Net liabilities	821,017	(837,232)	(820,725)	(789,424)	(818,401)	(787,100)
No. of issued and paid up share capital ('000)	1,259,594	1,259,594	1,259,594	1,259,594	1,259,594	1,259,594
Net liabilities per share (sen)	(65.2)	(66.5)	(65.2)	(62.7)	(65.0)	(62.5)
Net liabilities per share (sen) excluding the effect of Disposal of 60% equity interest in ES	-	-	-	(64.0)	-	(64.0)

Notes:-

1. *Figures are extracted from Section 4.3 (Scenario 1) of Part A of this Circular.*
2. *Figures are extracted from Section 4.3 (Scenario 2) of Part A of this Circular.*
3. *Assuming goodwill on consolidation of RM16.215 million.*
4. *Assuming a consolidated gain on disposal of approximately RM15.486 million net of estimated expenses relating to the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp, Proposed Settlement of Inter-Co Debts and Proposed Acquisition of Antara of RM0.4 million.*

Based on the above, the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Settlement of Inter-Co Debts, Proposed Cash Payment to JCorp and Proposed Acquisition of Antara are not expected to have any material financial effects on the Amsteel Group.

7. FINANCIAL RESTRUCTURING OF JCORP

We understand that JCorp is currently undergoing a financial restructuring. The Group Chief Executive of JCorp in his foreword on JCorp's Corporate Restructuring Master Plan ("CRMP") dated 28 April 2001 has indicated that JCorp will need approximately 2 years (mid-2001 to mid-2003) to successfully implement its CRMP, during which time it will further reorganise and restructure itself, shedding the past burden of debts and liabilities and at the same time move to the corporate path of growth.

We are unable to assess whether the restructuring of JCorp would have any impact on the proposals. However, the management of Amsteel has represented to us that they have not received any indication from JCorp that JCorp may not proceed with the transactions as set out in the Exchange of Assets Agreement.

8. CONCLUSION AND RECOMMENDATION

As stated in Part A of the Circular, the Board is of the opinion that the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts are in the best interests of the Amsteel Group and accordingly, the Independent Directors, namely Tuan Haji Munajat bin Idris and Tan Siak Tee, have recommended that you vote in favour of the resolutions pertaining to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts to be tabled at the forthcoming EGM.

After taking into consideration the various factors discussed above and your Directors' abovementioned opinion, we are of the opinion that, on the basis of the information available to us, the financial terms of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP, Proposed Cash Payment to JCorp and Proposed Settlement of Inter-Co Debts are fair and reasonable and not detrimental to the minority shareholders and accordingly would recommend that you vote in favour of the resolutions pertaining to the Proposed Ratification of the Acquisition of 49% equity interest in LGP, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts to be tabled at the forthcoming EGM.

Yours faithfully
For and on behalf of
ARAB-MALAYSIAN MERCHANT BANK BERHAD

PUSHPA RAJADURAI
Director / Head of Corporate Finance

TAN KENG LIN
Director
Corporate Finance

1. HISTORY AND BUSINESS

ES was incorporated in Malaysia on 10 July 1990 and is the owner of a private medical centre in Melaka known as "Mahkota Medical Centre".

Mahkota Medical Centre started operations in September 1994. Mahkota Medical Centre provides a one-stop comprehensive patient care service supported by diagnostic radiology and clinical laboratory facilities. It has two 11-storey buildings with 288 beds in operation including a 9-bed intensive care unit, a 4-bed coronary care unit, a 5-bed cardiac intensive care unit and 12 operating theatres. There are currently 37 full-time consultants and 21 part-time and visiting consultants. The emergency/walk-in clinic provides 24-hour service to the public including public holidays and is supported by two ambulances.

Mahkota Medical Centre, which was completed in July 1994, is located at No 3 Mahkota Melaka, Jalan Merdeka, 75000 Melaka. The total land area of Mahkota Medical Centre is approximately 178,793 square feet consisting of the hospital land and a car-park which is adjacent to the hospital. The hospital land is currently encumbered to a financial institution and has a leasehold tenure of 99 years.

2. SHARE CAPITAL

As at 15 March 2002, the authorised share capital of ES is RM50,000,000 comprising 50,000,000 ES Shares, of which 30,000,000 ES Shares are issued and fully paid-up.

The details of the changes in the issued and paid-up capital of ES since its incorporation are as follows:

Date of allotment	No. of shares allotted	Par value RM	Type of issue	Total issued and paid-up capital RM
10.07.90	2	1.00	Subscribers' share	2
08.10.90	9,998	1.00	Cash	10,000
06.06.94	9,990,000	1.00	Cash	10,000,000
03.05.96	20,000,000	1.00	Cash	30,000,000

3. DIRECTORS AND DIRECTORS' SHAREHOLDINGS

The Directors of ES and their shareholdings in ES as at 15 March 2002 are as follows:

		<——Direct——>		<——Indirect——>	
Name	Nationality	No. of shares	%	No. of shares	%
Dato' Baharuddin bin Musa	Malaysian	-	-	-	-
Yeo Hwee Tiong	Singaporean	-	-	-	-
Dr Gan See Khem	Singaporean	-	-	15,000,000	50[1]
Cheng Yong Liang	Singaporean	-	-	-	-
Cheng Sin Yeng	Malaysian	-	-	-	-
Lim Poon Thoo	Malaysian	-	-	-	-
Dr Cheah Way Mun	Malaysian	-	-	-	-

Note:

1. *Deemed interested by virtue of her substantial shareholding in Health Management International Limited, which is the holding company of HMI. As at 15 March 2002, Dr Gan See Khem holds 0.06% direct interest and 45.50% indirect interest in Health Management International Limited.*

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders of ES and their respective shareholding as at 15 March 2002 are as follows:

Substantial Shareholders	Place of Incorporation	Total no. of ordinary shares held Direct	%	Indirect	%
HMI	Singapore	15,000,000	50.0	-	-
Unirio	Malaysia	7,400,000	24.7	-	-
Senipuri	Malaysia	7,600,000	25.3	-	-

5. SUBSIDIARY AND ASSOCIATED COMPANIES

ES does not have any subsidiary or associated company as at 15 March 2002.

6. PROFIT AND DIVIDEND RECORD

A summary of the audited profit and dividend record of ES Group for the past five financial years ended 30 June 2001 and unaudited accounts for the quarter ended 30 September 2001 are as follows:

	←Audited				→	Unaudited quarter ended
Financial years ended 30 June	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000	30.09.01 RM'000
Turnover	47,015	53,872	56,810	43,074	50,853	14,533
Profit / (Loss) before taxation	(18,715)	38,228	1,991	2,328	2,838	79
Taxation	-	-	-	-	-	-
Profit / (Loss) after taxation	(18,715)	38,228	1,991	2,328	2,838	79
No. of ordinary shares in issue ('000)	30,000	30,000	30,000	30,000	30,000	30,000
Net earnings / (loss) per ordinary share (sen)	(62.4)	127.4	6.6	7.8	9.5	0.3
NTA per ordinary share (RM)	(0.24)	0.86	0.91	0.97	1.07	1.07
Gross dividend rate per ordinary share (%)	-	32.44	-	-	-	-

Notes:-

1. *There were no exceptional and extraordinary items in respect of all the financial years under review.*

2. *A loss after taxation of RM18.7 million was recorded for the financial year ended 30 June 1997 due to increase in doctors' fees and medical supplies expenses.*

3. *A principal amount owing of RM62.1 million was waived by AKR, the holding company in the financial year ended 30 June 1998. However, this was partially offset by fixed assets written off for the year for assets no longer in use amounting to RM12.1 million, interest charged by AKR amounting to RM5.2 million and the writing off of intangible assets amounting to RM1.6 million. This has contributed to the increase in profit after taxation to RM38.2 million.*

4. *Without the waiver of the principal amount owing of RM62.1 million by AKR, the fixed assets written off for the year for assets no longer in use of RM12.1 million, interest charged by AKR of RM5.2 million and the writing off of intangible assets of RM1.6 million in the financial year ended 30 June 1998, there would be a loss after taxation of approximately RM5.0 million for the financial year ended 30 June 1998. Therefore, profit after taxation for the financial year ended 1999 has increased to RM2.0 million mainly due to a lower provision for doubtful debts and lower general and administrative expenses.*

5. *The lower profit after taxation for the quarter ended 30 September 2001 was mainly due to the recognition of gain on the sale of "consultant suites" amounting to RM2.7 million in the financial year ended 30 June 2001.*

7. AUDITED FINANCIAL STATEMENTS

The audited financial statements of ES for the financial year ended 30 June 2001 together with the auditor's letter thereon are enclosed herewith.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Company No.
200619	H

ANDERSEN

Arthur Andersen & Co
Public Accountants

Graha Maju Bangunan PKNM
Tingkat 10 Lot 1
Jalan Graha Maju
75300 Melaka
Malaysia

Tel 606 2831399
Fax 606 2841799

AUDITORS' REPORT

To the Shareholders of
EXCELLENT STRATEGY SDN. BHD.

We have audited the financial statements set out on pages 9 to 22. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia and give a true and fair view of :

   i) the state of affairs of the Company as at 30 June, 2001 and of its results and cash flows of the Company for the year then ended; and

   ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

ARTHUR ANDERSEN & CO.
No. AF 0103
Public Accountants

LEE AH TOO
No. 2187/09/03(J)
Partner of the Firm

Melaka
Dated: 16 OCTOBER, 2001

Company No.
200619	H

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET - 30 JUNE, 2001

	Note	2001 RM	2000 RM
CURRENT ASSETS			
Cash on hand and in bank		873,283	2,418,365
Trade debtors less provision for doubtful debts of RM590,880 (2000 : RM1,105,116)		3,628,218	2,315,373
Stocks	3	2,404,062	2,307,415
Other assets	4	617,084	1,267,573
Other debtors, deposits and prepayments	5	8,714,221	6,600,592
Clinics for sale and lease	6	3,541,740	5,464,834
Due from a related company	7	167,892	132,461
		19,946,500	20,506,613
CURRENT LIABILITIES			
Trade creditors		4,408,562	3,563,097
Other creditors and accruals	8	9,177,940	9,332,911
Hire purchase creditors	9	1,927,015	2,434,171
Term loans	10	8,835,006	6,180,006
Due to holding company	11	1,805,428	528,395
Due to related companies	7	1,619,691	1,379,441
		27,773,642	23,418,021
NET CURRENT LIABILITIES		(7,827,142)	(2,911,408)
FIXED ASSETS	12	65,157,972	66,227,973
DEFERRED EXPENDITURE	13	2,629,240	2,699,105
HIRE PURCHASE CREDITORS	9	(4,223,618)	(5,828,850)
TERM LOANS	10	(21,155,713)	(28,443,726)
		34,580,739	31,743,094
SHAREHOLDERS' FUNDS			
Share capital	14	30,000,000	30,000,000
Retained profits		4,580,739	1,743,094
		34,580,739	31,743,094

The accompanying notes are an integral part of this balance sheet.

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE, 2001

	Note	2001 RM	2000 RM
Revenue	15	50,852,697	43,073,987
Other operating income	16	3,828,086	5,362,710
Assets written back		4,243,358	1,267,573
Consumables and other direct costs		(11,491,975)	(9,350,436)
Doctors' fees		(14,716,645)	(11,862,415)
Staff costs		(10,241,229)	(9,716,279)
Depreciation		(5,611,655)	(5,835,072)
Other operating expenses	17	(8,662,330)	(6,103,532)
Profit from operations		8,200,307	6,836,536
Finance costs, net	18	(5,362,662)	(4,508,345)
Net profit for the year		2,837,645	2,328,191

The accompanying notes are an integral part of this statement.

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE, 2001

	Share capital RM	Retained profits (Distributable) RM	Total RM
At 1 July, 1999	30,000,000	(585,097)	29,414,903
Net profit for the year	-	2,328,191	2,328,191
At 30 June, 2000	30,000,000	1,743,094	31,743,094
Net profit for the year	-	2,837,645	2,837,645
At 30 June, 2001	30,000,000	4,580,739	34,580,739

The accompanying notes are an integral part of this statement.

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE, 2001

	2001 RM	2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	2,837,645	2,328,191
Adjustments for :		
Amortisation of deferred expenditure	923,315	710,470
Interest income	(12,126)	-
Assets written off	609,095	-
Debts written off	1,165,474	-
Assets written back	(4,243,358)	(1,267,573)
Depreciation	5,611,655	5,835,072
Interest expense	5,374,788	4,508,345
Gain on disposal of fixed assets	(56,058)	(28,555)
Provision for doubtful debts	178,893	-
Provision for doubtful debts no longer required	-	(503,741)
Operating profit before working capital changes	12,389,323	11,582,209
Clinics for sale and lease	1,874,578	1,491,302
Other assets	72,024	-
Increase in debtors	(3,795,557)	(4,349,052)
Increase in stocks	(96,647)	(177,625)
Increase in due from a related company	(35,431)	(37,042)
Increase/(decrease) in creditors	2,311,765	(655,802)
Increase/ (decrease) in due to holding company	(61,511)	(1,425,182)
Increase/ (decrease) in due to related companies	240,250	(369,428)
Net cash generated from operations	12,898,794	6,059,380
Interest paid	(6,620,668)	(1,996,847)
Tax refund	-	1,470,000
Net cash generated from operating activities	6,278,126	5,532,533
CASH FLOW FROM INVESTING ACTIVITIES		
Deferred expenditure incurred	(853,450)	(1,179,810)
Purchase of fixed assets	(286,301)	(598,612)
Proceeds from disposal of assets	61,944	331,302
Net cash used in investing activities	(1,077,807)	(1,447,120)

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE, 2001 (CONT'D)

	2001 RM	2000 RM
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short term borrowings	-	(162,432)
Repayment of hire purchase creditors	(2,112,388)	(2,934,010)
Drawdown of term loans	-	5,160,671
Repayment of term loans	(4,633,013)	-
Net cash (used in)/generated from financing activities	(6,745,401)	2,064,229
CASH ON HAND AND IN BANKS		
Net (decrease)/increase during the year	(1,545,082)	6,149,642
At beginning of year	2,418,365	(3,731,277)
At end of year	873,283	2,418,365

The accompanying notes are an integral part of this statement.

EXCELLENT STRATEGY SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS – 30 JUNE, 2001

1. PRINCIPAL ACTIVITY

The principal activity of the Company consists of the provision of hospital and healthcare services. There was no significant change in this activity during the financial year.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The financial statements are prepared under the historical cost convention and comply with applicable approved accounting standards in Malaysia.

(b) Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation.

Long term leasehold land is depreciated over the lease period of 99 years.

Depreciation of other fixed assets is provided on a straight line basis calculated to write off the cost of each asset over its estimated useful life.

The principal annual rates of depreciation are :

Building	2%
Medical equipment	6.7% to 10%
Electrical appliances, office and other equipment	10%
Computers	20%
Furniture, fittings, books and references	10%
Renovation	10%
Motor vehicles	20%

With effect from the current financial year, the Company changed the annual depreciation rate for certain medical equipment from 10% to 6.7% to reflect their revised estimated useful lives. This change in accounting estimate has the effect of increasing profit before taxation for the year by RM597,871.

(c) Stocks

Stocks comprise medical supplies and pharmaceutical products and are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis.

(d) Revenue Recognition

Revenue from provision of hospital and healthcare services is recognised upon performance of services.

(e) Clinics for sale and lease

Clinics for sale and lease are stated at the lower of cost and net realisable value.

Cost of clinics for sale and lease consist of land and building cost, and all incidental expenditure incurred to convert the building space into individual clinics for sale and lease.

(f) Currency Conversion Translation

Transactions in foreign currencies during the year are converted into Ringgit Malaysia at rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date. All exchange differences are taken to the income statement.

The exchange rate ruling at balance sheet date used is as follows :

	2001 RM	2000 RM
Singapore Dollar	2.09	2.19

(g) Deferred Taxation

Deferred taxation is provided under the liability method for all material timing differences except where there is reasonable evidence that these timing differences will not reverse in the foreseeable future.

Deferred tax benefits are only recognised when there is a reasonable expectation of realisation in the near future.

(h) Hire Purchase

Fixed assets acquired under hire purchase are capitalised in the financial statements and are depreciated in accordance with the policy set out in (b) above. The corresponding outstanding obligations due under the hire purchase after deducting finance expenses are charged to the income statement over the period of the respective agreements.

(i) Deferred Expenditure

Deferred expenditure represents the cost of training student nurses over the training period of three years. The accumulated costs are amortised over a maximum period of five years representing the bond period and will be fully written off in the financial year in which the nurses cease to be employed by the Company.

3. STOCKS

	2001 RM	2000 RM
Pharmaceutical and surgical medicine	735,583	623,352
Medical supplies	1,668,479	1,684,063
	2,404,062	2,307,415

4. OTHER ASSETS

Other assets represent medical equipment and furniture and fittings held for disposal and are stated at their net realisable values.

	2001 RM	2000 RM
At 1 July	1,267,573	-
Write back	36,600	1,267,573
Write off	(119,167)	-
Disposal	(72,024)	-
Reclassification to fixed assets	(495,898)	-
At 30 June	617,084	1,267,573

5. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	2001 RM	2000 RM
Purchasers of consultant suites	7,547,319	4,869,661
Other debtors	108,215	1,074,885
Deposits	63,106	66,466
Prepayments	995,581	589,580
	8,714,221	6,600,592

6. CLINICS FOR SALE AND LEASE

	2001 RM	2000 RM
Land cost	463,225	742,866
Building and incidental costs	3,078,515	4,721,968
	3,541,740	5,464,834

7. DUE FROM/(TO) RELATED COMPANIES

The amounts due from/(to) related companies are unsecured, interest free and have no fixed terms of repayment.

8. OTHER CREDITORS AND ACCRUALS

	2001 RM	2000 RM
Amount due to a company in which a director has interest	6,061,513	3,950,755
Accrual of interest expenses	27,806	1,649,077
Deposits received in advance	244,667	249,494
Other creditors and accruals	2,843,954	3,483,585
	9,177,940	9,332,911

9. HIRE PURCHASE CREDITORS

	2001 RM	2000 RM
Hire purchase payments due :		
Within one year	3,669,013	3,914,717
Between one to five years	6,565,877	10,469,176
	10,234,890	14,383,893
Less : Interest in suspense	(4,084,257)	(6,120,872)
	6,150,633	8,263,021
Repayments due within twelve months included in current liabilities	(1,927,015)	(2,434,171)
	4,223,618	5,828,850

10. TERM LOANS

	2001 RM	2000 RM
Term loan repayable as follows : - 1st to 6th instalments with principal repayment of RM171,834 monthly commencing July, 2000 to December, 2000 - 7th to 18th instalments with principal repayment of RM178,500 monthly commencing January, 2001 to December, 2001 - 19th to 30th instalments with principal repayment of RM232,917 monthly commencing January, 2002 to December, 2002 - 31st to 42nd instalments with principal repayment of RM289,334 monthly commencing January, 2003 to December, 2003 - 43rd to 48th instalments with principal payment of RM410,167 monthly commencing January, 2004 to June, 2004	10,334,616	11,901,120
Term loan repayable as follows : - 1st to 6th instalments with principal repayment of RM333,167 monthly commencing July, 2000 to December, 2000 - 7th to 18th instalments with principal repayment of RM346,500 monthly commencing January, 2001 to December, 2001 - 19th to 30th instalments with principal repayment of RM452,084 monthly commencing January, 2002 to December, 2002 - 31st to 42nd instalments with principal repayment of RM561,500 monthly commencing January, 2003 to December, 2003 - 43rd to 48th instalments with principal repayment of RM733,834 monthly commencing January, 2004 to June, 2004	19,656,103	22,722,612
	29,990,719	34,623,732
Repayments due within twelve months included in current liabilities	(8,835,006)	(6,180,006)
	21,155,713	28,443,726
Term loans due :		
Within one year	8,835,006	6,180,006
Between one and two years	9,215,010	7,260,006
Between two and five years	11,940,703	21,183,720
	29,990,719	34,623,732

The term loans are secured by way of fixed and floating charges over all the assets of the Company, and bear interest of between 8.50% to 10.45% (2000 : 8.50% to 11.50%) per annum.

11. DUE TO HOLDING COMPANY

The amount due to holding company is unsecured, has no fixed terms of repayment and bears interest of 10% (2000 : Nil) per annum.

12. FIXED ASSETS

	Long term leasehold land RM	Building RM	Medical equipment RM	Electrical and other equipment RM	Furniture, fittings, renovation and motor vehicles RM	Total RM
Cost						
Beginning of year	6,914,375	37,719,925	32,137,049	15,226,988	2,503,837	94,502,174
Additions	-	-	139,583	138,824	7,894	286,301
Disposals	-	-	(3,818)	-	(5,174)	(8,992)
Write back	-	4,834,920	3,181,279	-	-	8,016,199
Write off	-	(256,602)	(171,078)	(501,147)	-	(928,827)
Reclassification from other assets	-	-	1,057,445	-	-	1,057,445
End of year	6,914,375	42,298,243	36,340,460	14,864,665	2,506,557	102,924,300
Accumulated Depreciation						
Beginning of year	401,609	2,481,305	16,112,657	7,964,945	1,313,685	28,274,201
Additions	72,297	1,043,915	2,729,621	1,533,057	232,765	5,611,655
Disposals	-	-	(2,373)	-	(733)	(3,106)
Write back	-	1,954,007	1,855,434	-	-	3,809,441
Write off	-	(33,661)	(115,478)	(338,271)	-	(487,410)
Reclassification from other assets	-	-	561,547	-	-	561,547
End of year	473,906	5,445,566	21,141,408	9,159,731	1,545,717	37,766,328
Net Book Value						
At 30.6.2001	6,440,469	36,852,677	15,199,052	5,704,934	960,840	65,157,972
At 30.6.2000	6,512,766	35,238,620	16,024,392	7,262,043	1,190,152	66,227,973
Depreciation charge for the year 2000	69,842	753,820	3,237,357	1,529,368	244,685	5,835,072

(a) All the assets of the Company have been pledged to a bank and Pengurusan Danaharta Nasional Berhad for credit facilities granted to the Company.

(b) The long term leasehold land is registered under the name of the holding company.

(c) Included in fixed assets are assets held under hire purchase as follows :

	Net Book Value	
	2001	2000
	RM	RM
Medical equipment	9,078,258	13,605,420
Electrical appliances, office and other equipment	7,863	133,780
Furniture, fittings, books and references	10,832	60,491
Motor vehicles	3,047	43,109
	9,100,000	13,842,800

13. DEFERRED EXPENDITURE

	2001	2000
	RM	RM
At cost -		
Training cost of student nurses	8,009,425	7,155,975
Less : Cumulative amount amortised	(5,380,185)	(4,456,870)
	2,629,240	2,699,105

14. SHARE CAPITAL

	2001	2000
	RM	RM
Ordinary shares of RM1 each :		
Authorised	50,000,000	50,000,000
Issued and fully paid	30,000,000	30,000,000

15. REVENUE

Revenue of the Company consists of doctors' professional fees charged to the patients on their behalf for medical services rendered, room and services charges for wards and sales of medical and surgical supplies.

16. OTHER OPERATING INCOME

	2001 RM	2000 RM
Included in other operating income are the following :		
Gain on disposal of fixed assets	56,058	28,555
Provision for doubtful debts no longer required	-	503,741
Rental income	926,939	543,939

17. OTHER OPERATING EXPENSES

	2001 RM	2000 RM
Included in other operating expenses are the following:		
Amortisation of deferred expenditure	923,315	710,470
Assets written off	609,095	-
Auditors' remuneration	30,000	30,000
Debts written off	1,165,474	-
Provision for doubtful debts	178,893	-
Rental expense	-	20,296

18. FINANCE COSTS, NET

Included in finance costs of the Company are interest expenses of RM5,374,788 (2000 : RM4,508,345) and interest income of RM12,126 (2000 : Nil).

19. TAXATION

There is no tax charge for the year due principally to utilisation of brought forward capital allowance. Tax savings arising as a result of the utilisation of brought forward capital allowance amounts to approximately RM181,000. There is no tax charge for the prior year as the Company was in a tax loss position.

As at 30 June, 2001, the Company has unabsorbed tax losses of approximately RM24,591,000 (2000 : RM24,591,000) and unutilised capital allowances of approximately RM40,515,000 (2000 : RM41,161,000), which can be used to offset future taxable profits subject to agreement with the Inland Revenue Board.

As at 30 June, 2001, the Company has a potential deferred tax benefit of approximately RM14,553,000 (2000 : RM14,450,000) arising principally from tax losses carried forward and unutilised capital allowances, the effects of which are not included in the financial statements.

20. SUBSEQUENT EVENT

During the financial year, the holding company, Ayer Keroh Resort Sdn. Bhd. ("AKR") entered into sale and purchase agreements with HMI Balestier Hospital Pte Ltd, Senipuri Emas Sdn. Bhd. and Unirio Corporation Sdn. Bhd. (collectively referred to as the "Purchasers") for the disposal of all of AKR's remaining 60% interest in the Company to the Purchasers.

Following the completion of the disposal of shares by AKR to the Purchasers on 7 September, 2001, the Company ceased to be a subsidiary of AKR and Amsteel Corporation Berhad.

21. SIGNIFICANT RELATED PARTY TRANSACTIONS

	2001 RM	2000 RM
Interest payable to the holding company	365,257	-
Management fee payable to a company in which a director has interest	2,458,553	2,217,764

The above transactions have been entered into in the normal course of business and have been negotiated on an arm's length basis.

22. COMPARATIVE FIGURES

The following income statement comparative figures of the Company have been reclassified to conform with current year's presentation.

	As amended RM	As previously reported RM
Revenue	43,073,987	44,200,924
Doctors' fees	(11,862,415)	(12,989,352)

23 HOLDING AND ULTIMATE HOLDING COMPANIES

The holding and ultimate holding companies are Ayer Keroh Resort Sdn. Bhd. and Amsteel Corporation Berhad, both of which are incorporated in Malaysia.

24. CURRENCY

All amounts are stated in Ringgit Malaysia (RM).

1. HISTORY AND BUSINESS

LGP was incorporated in Malaysia on 26 July 1986 under the name of Dagangtani Sdn Bhd and assumed its present name on 29 August 1997.

LGP is principally engaged in the business of property contractor and developer.

LGP entered into a Privatisation Agreement with the State Government of Johor and Majlis Perbandaran Johor Bahru on 4 November 1991 ("Privatisation Agreement") to construct and operate a three-storey transport terminal and wet market on part of a piece of land held under Lot PTB 17635 and 17639, Larkin, Johor measuring in total approximately 32 acres ("Privatisation Land"), in consideration of (a) LGP being alienated with approximately 11 acres of land out of the Privatisation Land ("LGP Land"); and (b) Gateway Management Sdn Bhd ("GM"), a wholly-owned subsidiary of LGP, being granted a lease of the three-storey transport terminal and wet market by the State Secretary of Johor for a period of 15 years commencing 1 January 1996. The said transport terminal and wet market commenced operations on 1 January 1996 and 1 April 1994 respectively. The LGP Land does not include the aforesaid transport terminal and wet market. The lease agreement dated 28 March 1994 is renewable subject to LGP giving a written notice of not less than 12 months before the expiry date of 31 December 2010, for such further period and upon terms and conditions to be agreed between the State Government of Johor and LGP. The LGP Land is located along Jalan Datin Halimah in Larkin, Johor Bahru and is currently vacant. The LGP Land is not encumbered and will have a leasehold tenure of 99 years upon alienation by the State Government of Johor.

The rental agreements are standard for all transport terminal bays and market stalls in terms of pricing. The tenure for standard bays is 2 years and for larger bays is 3 years in the transport terminal. All market stalls have a tenure of 3 years. There are no clauses for future rental increments in the rental agreements. The rental revenue derived from the transport terminal and the wet market is approximately RM7.1 million based on the audited accounts for the financial year ended 30 June 2001. The transport terminal and the wet market have a total gross built-up area of 9,354 square meters and 14,221 square meters respectively and a net lettable area of 5,185 square meters and 4,654 square meters respectively. The current occupancy rates for the transport terminal and wet market are 92% and 90% respectively.

2. SHARE CAPITAL

As at 15 March 2002, the authorised share capital of LGP is RM5,000,000 comprising 5,000,000 LGP Shares, of which 500,000 LGP Shares have been issued and fully paid-up.

The details of the changes in the issued and paid-up capital of LGP since its incorporation are as follows:

Date of allotment	No. of shares allotted	Par value RM	Consideration	Total issued and paid-up capital RM
26.07.86	2	1.00	Subscribers' shares	2
30.10.91	998	1.00	Cash	1,000
24.08.92	499,000	1.00	Cash	500,000

3. DIRECTORS AND DIRECTORS' SHAREHOLDINGS

The Directors of LGP as at 15 March 2002 are as follows:

Name	Nationality
Dato' Hj. Zainalabidin bin Mohd Zin	Malaysian
Cheng Yong Liang	Singaporean
Abdul Rashid bin Feroze Din	Malaysian
Haji Mohamad Khalid bin Abdullah	Malaysian
Mohd Zam bin Mustaman	Malaysian
'Ala bin Mansor	Malaysian

None of the Directors has any direct or indirect shareholdings in LGP.

4. SUBSTANTIAL SHAREHOLDERS

As at 15 March 2002, LGP is a wholly-owned subsidiary of Amsteel.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary company of LGP as at 15 March 2002 is as follows:

Name of subsidiary	Date and place of incorporation	Paid-up share capital RM	Equity interest %	Principal activity
Gateway Management Sdn Bhd	6 September 1986 Malaysia	2	100	Property management

LGP does not have any associated company as at 15 March 2002.

6. PROFIT AND DIVIDEND RECORD

A summary of the consolidated audited profit and dividend record of LGP group for the past five financial years ended 30 June 2001 and unaudited accounts for the quarter ended 30 September 2001 are as follows:

	←Audited				→	Unaudited quarter ended
Financial years ended 30 June	**1997 RM'000**	**1998 RM'000**	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**	**30.09.01 RM'000**
Turnover	6,446	6,658	6,635	6,766	7,061	1,789
Profit/(Loss) before taxation	4,198	1,991	3,467	1,634	(514)	805
Taxation	(1,197)	(715)	10	(1,226)	(1,236)	(455)
Profit/(Loss) after taxation	3,001	1,276	3,477	408	(1,750)	350
No. of ordinary shares in issue ('000)	500	500	500	500	500	500
Net earnings/(loss) per ordinary share (RM)	6.00	2.55	6.95	0.82	(3.50)	0.70
NTA per ordinary share (RM)	10.17	12.69	19.64	20.46	16.96	17.66
Gross dividend rate per ordinary share (%)	-	-	-	-	-	-

Notes:

1. *There were no exceptional and extraordinary items in respect of all the financial years under review.*

2. *Profit after taxation for the financial year ended 30 June 1998 decreased to RM1.3 million mainly due to higher interest expense of RM2.9 million on the amount owing to Amsteel.*

3. *Profit after taxation for the financial year ended 30 June 1999 increased to RM3.5 million mainly due to no interest charges on the amount owing to Amsteel.*

4. *Profit after taxation for the financial year ended 30 June 2000 decreased to RM0.4 million mainly due to interest expense of RM2.3 million on the amount owing to Amsteel.*

5. *A loss after taxation of RM1.8 million was recorded for the financial year ended 30 June 2001 mainly due to higher interest expense of RM5.1 million on the amount owing to Amsteel.*

6. *The increase in profit after taxation for the quarter ended 30 September 2001 was mainly due to lower interest charges on the amount owing to Amsteel.*

7. AUDITED FINANCIAL STATEMENTS

The audited financial statements of LGP for the financial year ended 30 June 2001 together with the auditors' letter thereon are enclosed herewith.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

REPORT OF THE AUDITORS TO THE MEMBERS OF LION GATEWAY PARADE SDN BHD

We have audited the financial statements set out on pages 7 to 17. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements which have been prepared under the historical cost convention are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:-

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2001 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary company have been properly kept in accordance with the provisions of the said Act.

We are satisfied that the financial statements of the subsidiary company that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' report on the financial statements of the subsidiary company were not subject to any qualification and did not include any comment under Subsection (3) of Section 174 of the Companies Act 1965.

ONG BOON BAH & CO
AF: 0320
Public Accountants
Kuala Lumpur
2 6 OCT 2001

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

LION GATEWAY PARADE SDN BHD
(Incorporated in Malaysia)

BALANCE SHEETS
AS AT 30 JUNE 2001

		GROUP		COMPANY	
		2001	2000	2001	2000
	Note	RM	RM	RM	RM
PROPERTY, PLANT AND EQUIPMENT	3	323,250	405,560	1,822	2,253
SUBSIDIARY COMPANY	4	-	-	2	2
PROPERTY DEVELOPMENT EXPENDITURE		59,391,895	59,398,711	60,759,788	60,766,604
CURRENT ASSETS					
Trade debtors	5	980,764	1,004,676	-	-
Other debtors and deposits		1,407,737	1,013,803	1,298,732	934,732
Amount due from related companies		12,612,926	10,493,712	8,316,351	7,618,490
Short term deposits with licensed banks		863,400	1,633,000	93,000	93,000
Cash and bank balances		35,715	108,045	14,000	46,710
		15,900,542	14,253,236	9,722,083	8,692,932
CURRENT LIABILITIES					
Trade creditors		251,694	357,472	251,694	357,472
Other creditors and accruals		1,572,985	1,861,758	17,601	6,597
Amount due to ultimate holding company		50,885,858	45,781,061	50,866,486	45,778,456
Amount due to related companies		12,547,148	13,763,631	12,538,156	13,720,916
Amount due to subsidiary company		-	-	15,246,329	13,240,260
Taxation		1,879,323	2,065,057	-	-
		67,137,008	63,828,979	78,920,266	73,103,701
NET CURRENT LIABILITIES		(51,236,466)	(49,575,743)	(69,198,183)	(64,410,769)
		8,478,679	10,228,528	(8,436,571)	(3,641,910)
Financed by:-					
SHARE CAPITAL	6	500,000	500,000	500,000	500,000
ACCUMULATED PROFIT/(LOSS)		7,978,679	9,728,528	(8,936,571)	(4,141,910)
		8,478,679	10,228,528	(8,436,571)	(3,641,910)

The accompanying notes form an integral part of the financial statements

LION GATEWAY PARADE SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

		GROUP		COMPANY	
		2001	2000	2001	2000
	Note	RM	RM	RM	RM
Revenue	2	7,060,936	6,765,568	-	-
Other operating income		1,093,164	596,918	2,056,224	1,728,534
Staff costs		(602,309)	(595,999)	-	-
Depreciation and amortisation expenses		(83,111)	(81,579)	(431)	(431)
Operating expenses		(1,594,901)	(2,028,468)	(48,749)	(8,809)
Profit from operations		5,873,779	4,656,440	2,007,044	1,719,294
Finance costs	7	(6,387,628)	(3,022,837)	(6,801,705)	(4,197,289)
(Loss)/Profit before taxation	8	(513,849)	1,633,603	(4,794,661)	(2,477,995)
Taxation	9	(1,236,000)	(1,225,501)	-	-
(Loss)/Profit after taxation		(1,749,849)	408,102	(4,794,661)	(2,477,995)

The accompanying notes form an integral part of the financial statements

LION GATEWAY PARADE SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

GROUP	Share capital RM	Accumulated profit RM	Total RM
Balance at 30 June 1999	500,000	9,320,426	9,820,426
Net profit for the financial year	-	408,102	408,102
Balance at 30 June 2000	500,000	9,728,528	10,228,528
Net loss for the financial year	-	(1,749,849)	(1,749,849)
Balance at 30 June 2001	500,000	7,978,679	8,478,679

COMPANY	Share capital RM	Accumulated loss RM	Total RM
Balance at 30 June 1999	500,000	(1,663,915)	(1,163,915)
Net loss for the financial year	-	(2,477,995)	(2,477,995)
Balance at 30 June 2000	500,000	(4,141,910)	(3,641,910)
Net loss for the financial year	-	(4,794,661)	(4,794,661)
Balance at 30 June 2001	500,000	(8,936,571)	(8,436,571)

The accompanying notes form an integral part of the financial statements.

LION GATEWAY PARADE SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	GROUP 2001 RM	GROUP 2000 RM	COMPANY 2001 RM	COMPANY 2000 RM
CASH FLOWS FROM OPERATING ACTIVITIES					
Net (loss)/profit before taxation		(513,849)	1,633,603	(4,794,661)	(2,477,995)
Adjustments for non-cash items, interests and dividends	10(a)	5,605,953	2,572,340	4,745,642	2,469,238
Operating profit before working capital changes		5,092,104	4,205,943	(49,019)	(8,757)
Decrease/(Increase) in land and development expenditure		6,816	(28,823)	6,816	(28,823)
(Increase)/Decrease in trade and other receivables		(237,405)	5,506	-	-
(Increase)/Decrease in amount due from related companies		(1,058,754)	(6,433,376)	54,643	(4,095,525)
(Decrease)/Increase in trade and other payables		(394,551)	406,938	(94,774)	(14,163)
Increase/(Decrease) in amount due to subsidiary company		-	-	2,516,965	42,154
Increase in amount due to ultimate holding company		16,767	2,605	-	-
(Decrease)/Increase in amount due to related companies		(2,513,076)	4,124,286	(2,471,061)	4,105,235
Cash generated from/(used in) operations		911,901	2,283,079	(36,430)	121
Interest paid		-	(3,456)	-	-
Interest received		32,704	56,841	3,720	19,291
Tax paid		(1,785,734)	(1,734,706)	-	-
Net cash (outflow)/inflow from operating activities		(841,129)	601,758	(32,710)	19,412
CASH FLOWS FROM INVESTING ACTIVITY					
Purchase of property, plant and equipment		(801)	(50,653)	-	-
Net cash outflow from investing activity		(801)	(50,653)	-	-
Net (decrease)/increase in cash and cash equivalents		(841,930)	551,105	(32,710)	19,412
Cash and cash equivalents at beginning of the financial year		1,741,045	1,189,940	139,710	120,298
Cash and cash equivalents at end of the financial year	10(b)	899,115	1,741,045	107,000	139,710

The accompanying notes form an integral part of the financial statements.

LION GATEWAY PARADE SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the significant accounting policies adopted by the Group. These policies are consistent with those adopted in the previous financial year unless otherwise stated.

1.1 BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention and comply with applicable approved accounting standards issued by Malaysian Accounting Standards Board and the provisions of the Companies Act, 1965.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiary company made up to the end of the financial year.

1.3 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation is provided on a straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:-

Plant and machinery	10%
Office equipment, furniture and fittings	10%

1.4 REVENUE RECOGNITION

Revenue is recognised when the rights to receive is established.

1.5 DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefits is only recognised when there is a reasonable expectation of realisation in the near future.

1.6 PROPERTY DEVELOPMENT EXPENDITURE

Property development expenditure include development expenditure and all direct expenses including interest cost incurred on the development of the property.

1.7 INVESTMENT

Investment in subsidiary is stated at cost and provision is made for permanent diminution in value where considered appropriate.

1.8 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. REVENUE

Revenue of the Group represents rental income.

3. PROPERTY, PLANT AND EQUIPMENT

	Plant and machinery RM	Office equipment, furniture and fittings RM	Total RM
GROUP			
NET BOOK VALUE			
At 1 July 2000	242,550	163,010	405,560
Additions	801	-	801
Depreciation charged for the financial year	(49,136)	(33,975)	(83,111)
At 30 June 2001	194,215	129,035	323,250
At 30 June 2000			
Cost	490,623	339,743	830,366
Accumulated depreciation	(248,073)	(176,733)	(424,806)
Net book value	242,550	163,010	405,560
At 30 June 2001			
Cost	491,424	339,743	831,167
Accumulated depreciation	(297,209)	(210,708)	(507,917)
Net book value	194,215	129,035	323,250

COMPANY	Office equipment, furniture and fittings RM	Total RM
NET BOOK VALUE		
At 1 July 2000	2,253	2,253
Additions	-	-
Depreciation charged for the financial year	(431)	(431)
At 30 June 2001	1,822	1,822
At 30 June 2000		
Cost	4,308	4,308
Accumulated depreciation	(2,055)	(2,055)
Net book value	2,253	2,253
At 30 June 2001		
Cost	4,308	4,308
Accumulated depreciation	(2,486)	(2,486)
Net book value	1,822	1,822

4. **SUBSIDIARY COMPANY**

	COMPANY	
	2001 RM	2000 RM
Unquoted shares at cost	2	2

The subsidiary company is:

Name of company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activity
Gateway Management Sdn Bhd	Malaysia	100	100	Property management

5. TRADE DEBTORS

	GROUP 2001 RM	GROUP 2000 RM
Trade debtors	1,399,566	1,192,095
Provision for doubtful debts	(418,802)	(187,419)
	980,764	1,004,676

6. SHARE CAPITAL

	GROUP AND COMPANY 2001 RM	GROUP AND COMPANY 2000 RM
Authorised:		
5,000,000 Ordinary shares of RM1.00 each	5,000,000	5,000,000
Issued and fully paid:		
500,000 Ordinary shares of RM1.00 each	500,000	500,000

7. FINANCE COSTS

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Interest expenses on:				
- ultimate holding company balance	5,088,030	2,264,857	5,088,030	2,264,857
- related companies balances	1,296,593	751,316	1,288,301	750,588
- subsidiary company balance	-	-	425,104	1,181,572
- others	-	3,456	-	-
Bank charges	3,005	3,208	270	272
	6,387,628	3,022,837	6,801,705	4,197,289

8. (LOSS)/PROFIT BEFORE TAXATION

(Loss)/Profit before taxation is arrived at:

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
After charging:				
Auditors' remuneration:				
- current provision	7,000	6,200	2,000	1,200
- (over)/underprovision in prior year	(200)	-	800	-
Depreciation	83,111	81,579	431	431
Deferred expenditure written off	-	324	-	324
Rental of premises	62,436	63,909	-	-
Provision for doubtful debts	231,383	66,705	-	-
And crediting:				
Interest income from:				
- related companies	1,060,460	539,056	752,504	409,243
- short term deposits	32,704	56,841	3,720	19,291
Dividend income	-	-	1,300,000	1,300,000
Rental income	5,528,499	5,361,466	-	-

9. TAXATION

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Current year provision	1,600,000	1,640,000	-	-
Overprovision in prior year	-	(50,499)	-	-
Recovery of tax deducted at source on dividend received from subsidiary company	(364,000)	(364,000)	-	-
	1,236,000	1,225,501	-	-

The effective tax rate of the Group is higher than statutory tax rate mainly due to certain expenses which are not deductible for tax purpose.

The Company has estimated unabsorbed tax losses and unabsorbed capital allowances carried forward amounting to RM11,036,000 (2000: RM5,000,000) and RM27,000 (2000: RM27,000) respectively for which no credit has been taken in the financial statements. The amounts are subject to agreement with the tax authorities.

10. CONSOLIDATED CASH FLOW STATEMENT

a) Adjustments for non-cash items and interests

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Depreciation	83,111	81,579	431	431
Interest expenses	6,384,623	3,019,629	6,801,435	4,197,017
Interest income	(1,093,164)	(595,897)	(756,224)	(428,534)
Dividend income	-	-	(1,300,000)	(1,300,000)
Provision for doubtful debts	231,383	66,705	-	-
Deferred expenditure written off	-	324	-	324
	5,605,953	2,572,340	4,745,642	2,469,238

b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2001 RM	2000 RM	2001 RM	2000 RM
Short term deposits with licensed banks	863,400	1,633,000	93,000	93,000
Cash and bank balances	35,715	108,045	14,000	46,710
	899,115	1,741,045	107,000	139,710

11. CORPORATE INFORMATION

a. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 13, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

b. Number of employees

	GROUP		COMPANY	
	2001	2000	2001	2000
Total number of employees as at the end of the financial year	23	25	-	2

c. Ultimate holding company

The Company is a subsidiary of Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, which is regarded by the directors as the ultimate holding company.

12. RELATED PARTY TRANSACTIONS

The related companies represent fellow subsidiary companies of Amsteel Corporation Berhad.

The amount due to subsidiary company which arose mainly from inter-company advances and payments on behalf is interest bearing and has no fixed repayment terms.

The amount due from/to related companies which arose mainly from inter-company advances and payments on behalf are unsecured, interest bearing and have no fixed repayment terms.

The amount due to ultimate holding company which arose mainly from inter-company advances and payments on behalf is unsecured, interest bearing and has no fixed repayment terms.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified where necessary to conform with current financial year's presentation.

International Property Consultants

Vigers (JB) Sdn. Bhd. (192838-D)

Suite 808, 8th Floor,
City Plaza,
21, Jalan Tebrau
80300 Johor Bahru.

Tel : 607-3355188 (6 Lines)
Fax : 607-3328242
E-mail : tanbs@pc.jaring.my

APPENDIX III

VIGERS MALAYSIA

5 April 2002

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang,
50450 Kuala Lumpur
Malaysia

Dear Sirs,

RE: **VALUATION OF P.T.B. 17635, TOWNSHIP AND DISTRICT OF JOHOR BAHRU, STATE OF JOHOR**

(P.T.B. 17635, JALAN DATIN HALIMAH, LARKIN, JOHOR BAHRU)

This letter has been prepared for the inclusion in the Circular to the shareholders of Amsteel Corporation Berhad.

In connection with this Circular, we are pleased to certify that we have valued the abovementioned property using the Comparison Method of Valuation and Residual Method of Valuation vide our Report and Valuation bearing Reference No. VIGERS/JB/V/125/2001 (Lion Gateway Parade Sdn. Bhd.) dated 8th February 2001. This valuation report has been prepared based on the "Guideline on Asset Valuation for Submission to the Securities Commission" and valuation standards prescribed by the Board of Valuers, Appraisers and Estate Agents. Brief details of the valuation are as follows:-

Lot No.	P.T.B. 17635
Land Area	11.0 acres (4.4509 hectares)
Description	Converted development land with conditional planning approval for mixed development sited along Jalan Datin Halimah, Jalan Geruda, Jalan Keyalang and Jalan Geroda 2, next to Larkin Bus Station and Wet Market.
Date of Valuation	8th February 2001
Market Value	RM62,000,000.00
Tenure	99 - year leasehold commencing on issuance of individual qualified title

Yours faithfully,
VIGERS (JB) SDN BHD (192838-D)

TAN BENG SOOI
ANZIV FIS(M)
Registered Valuer (V-129)

Directors
Tan Beng Sooi ANZIV FIS (M)
James Wong BA (Hons) MIS (M)
Kelvin Tan ARICS MIS (M)
Datuk Kenneth Yen FRICS MIS (M)
Francis Loh ARICS MIS (M)

Malaysia
Kuala Lumpur
Penang
Kota Kinabalu
Petaling Jaya

Other Countries
Shanghai
Hong Kong
Kowloon
Surabaya
Jakarta
Singapore
Bangkok
Taipei
Seoul

Kuala Lumpur: 603-2148 8968
E-mail : vigers@po.jaring.my

Penang : 604-331 3392
E-mail : vigerspg@tm.net.my

Kota Kinabalu : 6088-216503
E-mail : vigers@tm.net.my

Petaling Jaya : 603-7880 0155
E-mail : vigerspj@tm.net.my

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board of Directors of Amsteel and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any information herein misleading.

Information relating to LGP and ES were extracted from information provided by LGP and ES. The responsibility of the Directors of Amsteel is therefore restricted to the accurate reproduction of the relevant information on LGP and ES as included in this Circular.

2. WRITTEN CONSENTS

RHB Sakura was not involved in the formulation of the terms and conditions of the Transactions and the Proposed Disposal of LGP (including the variations). Accordingly, RHB Sakura does not express any opinion nor make any recommendation on such transactions. RHB Sakura has been appointed as Adviser only for the Proposed Settlement of Inter-Co Debts.

The written consents of RHB Sakura, AMMB, Vigers, Messrs Arthur Andersen and Messrs Ong Boon Bah and Co to the inclusion in this Circular of their name, letter and/or report (as the case may be) and all references to them in the form and context in which they appear, have been granted and have not subsequently been withdrawn.

3. MATERIAL LITIGATION

Save as disclosed below, Amsteel and its subsidiaries are not engaged in any material litigation, claims and arbitration either as plaintiff or defendant, which has material effect on the financial position of Amsteel or any of its subsidiaries. The Directors of Amsteel and its subsidiaries are not aware of any proceedings pending or threatened against Amsteel and its subsidiaries or any facts likely to give rise to any proceedings which might materially affect the financial position and business of Amsteel and its subsidiaries, as at the date of this Circular:-

1. In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn Bhd ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts"), Avenel Sdn Bhd ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

   SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

   SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

   The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

2. In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

   The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

3. In the Kuala Lumpur High Court Summons No.D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a Revolving Credit Facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for summary judgment. BTM has appealed to the judge against the SAR's decision. The judge has on 5 February 2002 directed BTM to file its submission within two weeks from 5 February 2002 and for Amsteel to file its submission within a further two weeks. The judge has also directed that the matter be allocated a mention date in April 2002.

   The Directors of Amsteel have been advised that Amsteel has a defence to the claim.

4. In the Kuala Lumpur High Court Summons No.D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin Merchant") has sued LLB for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility of RM30,000,000 granted by Affin Merchant to LLB vide Affin Merchant's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

   The Directors of LLB have been advised that LLB has a defence to the claim.

5. Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit no. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit no. D6-22-2030-2000, both filed on 31 October 2000, have sued Optima Jaya Sdn Bhd ("Optima Jaya") and Amsteel. Optima Jaya is a wholly-owned subsidiary of Amsteel.

   By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

   By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter-alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

   Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

   Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya have submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the Court's decision ("Appeal on Stay Applications"). The Court has fixed 9 May 2002 for the hearing of the appeal.

Applications for summary judgment have been filed: -

(a) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(b) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application").

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for hearing on 16 May 2002.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter judgment against each of Optima Jaya and Amsteel ("Itochu Judgment") in the following sums:

a) the sum of RM2,183,225.13 due as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;

b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and

c) costs to be taxed by the Court.

Optima Jaya and Amsteel have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The Appeal of Itochu Judgment is fixed for hearing on 29 May 2002.

The Directors of Optima Jaya and Amsteel have been advised that Optima Jaya and Amsteel have a reasonable chance of (a) defending the Takenaka Group SJ Application and (b) succeeding in the Appeal of the Itochu Judgment.

6. In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimbursable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight properties/projects in China.

Lion Asia has counterclaimed against Atelier:

(i) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts, which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(ii) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court O.S. No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of

special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter-alia, the ground that both questions of law and fact should be decided by the arbitrator. No hearing date has been fixed in respect of the appeal.

The arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the arbitrator. At the meeting held by the parties and the arbitrator on 20 March 2002, the arbitrator has set timelines for the parties to submit the list of parameters, the facts to be found and to provide their submissions and samples/format of the interim award which are to be stated to the High Court.

The Directors of Lion Asia have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counterclaim against Atelier.

7. Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-200.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two strips of land through the said Land as access road to lands held under CT22851-22855 Lot nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining lands") by way of registered leases. TR subsequently sold the adjoining lands to LIP. Accordingly LIP became the registered proprietor of both the said Land and the adjoining lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining lands.

LIP has on 21 November 2001 obtained leave of the Court to add, inter-alia, the counterclaim for the cancellation of TR's two said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim. The matter is now fixed for mention on 28 June 2002 for case management.

The Directors of LIP have been advised that LIP has a good defence as TR had not suffered any actual damages.

8. In High Court of Malaya at Kuala Lumpur Suit No. 4-22-1611-98, Amsteel Securities (M) Sdn Bhd ("Amsteel Securities") claimed against Datuk Joseph Lee Yoke Min @ Ambrose (guarantor for Disporex Sdn Bhd) for contra losses incurred by Disporex Sdn Bhd amounting to RM12,199,341.68 and interest at the rate of 19% on the principal sum of RM12,199,341.68 from 13 March 1998 till date of full settlement. The case is fixed for case management on 24 June 2002.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims

9. In High Court of Malaya at Shah Alam Suit No. MT4-22-21-98, Amsteel Securities claimed against Chase Perdana Berhad and Dato' Mohan Swami (guarantor for Chase Perdana Berhad) for contra losses amounting to RM16,159,526.79 and interest at the rate of 24% on the principal sum of RM16,159,526.79 from 29 November 1997 till date of full settlement. The case is now kept in abeyance pending Chase Perdana Berhad's debt restructuring.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

10. In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, Amsteel Securities claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. A hearing date for the trial has yet to be fixed.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

11. In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, Amsteel Securities claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi were guarantors of Lim Tee Keong. The case is now pending the decision of the Court in respect of Amsteel Securities' application for summary judgment which was heard on 1 December 2000.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

12. In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, Amsteel Securities claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi. A hearing date for the trial has yet to be fixed.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

13. In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, Amsteel Securities claimed against Rekapacific Berhad and Soh Chee Wen (guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. A hearing date for the trial has yet to be fixed.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

14. In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, Amsteel Securities claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Amsteel Securities 's application for summary judgment is scheduled to be heard on 13 May 2002.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

15. In the High Court of Malaya at Shah Alam Suit No. MT1-22-737-98, Amsteel Securities claimed against Patric Lim, Ho Seng Chuan and Soh Chee Wen for contra losses amounting to RM11,732,003.22, interest amounting to RM143,910.61 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM11,732,003.22 from 27 March 1998 till date of full settlement. Ho Seng Chuan and Soh Chee Wen were guarantors for Patric Lim. The parties are awaiting the fixing of the hearing date for Amsteel Securities 's application for summary judgment.

The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

16. In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, Amsteel Securities claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. The case is scheduled to be mentioned on 18 April 2002 to enable Amsteel Securities to obtain the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng, who has been declared a bankrupt.

    The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

17. In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1033-97, Amsteel Securities claimed against Ng Seng Boon, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM6,133.412.30 and interest at the rate of 13.5% on the principal sum of RM6,133,412,30 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Ng Seng Boon. A trial date has not been fixed.

    The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

18. In the High Court of Malaya at Shah Alam Suit No. MT2-22-38-99, Amsteel Securities claimed against Chong Chek Ah for contra losses amounting to RM7,690,181.24, interest amounting to RM1,832,214.36 as at 21 December 1998 and further interest at the rate of 13.5% on RM7,690,181.24 from 22 December 1998 till date of full settlement. Summary judgment was obtained by Amsteel Securities against Chong Chek Ah on 28 September 1999. Hearing of Chong Chek Ah's appeal against summary judgment has been adjourned to 2 September 2002 pending settlement.

    The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

19. In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, Amsteel Securities claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary judgment was obtained by Amsteel Securities against Chong Kiew Fong on 10 August 1999. A date to hear Chong Kiew Fong's appeal against the summary judgment has not been fixed.

    The Directors of Amsteel Securities have been advised that Amsteel Securities has reasonable grounds for the claims.

4. MATERIAL CONTRACTS

Save as disclosed below, there are no contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by Amsteel or its subsidiaries within the two years preceding the date of this Circular:

1. Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte. Ltd. ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co., Ltd. ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 16 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co., Ltd. to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61,299,300 (equivalent to approximately RM28.12 million).

2. Sale and Purchase Agreement dated 28 April 2000 between WGD Retail Consulting Sdn. Bhd. ("WGD") and International Footware Permada (Kedah) Sdn. Bhd. for the disposal of WGD's entire 99.99% equity interest in Ozly Enterprise Sdn. Bhd. comprising 499,999 ordinary shares of RM1.00 each fully paid, for a cash consideration of RM449,000.

3. Joint-Venture Agreement dated 16 May 2000 between Shanghai Lion Parkson Investment Consultant Co. Ltd. ("SLP") and Hainan Future Computers Co. Ltd ("HFC") to undertake the research and development of computer software for integration of the system applications of Amsteel's retail business in the People's Republic of China ("PRC") which operates under the trade name of "Parkson" and "Xtra". The venture is to be undertaken via a newly incorporated company in PRC known as Beijing Future Century E-business Co. Ltd. ("BFC"). SLP has a 51% equity state and HFC holds the remaining 49% in BFC.

4. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac and Konming of the one part and LCB of the other part for the disposal by Amsteel, Umatrac and Konming of 299,387,843 LLB Shares representing 50.46% equity interest in LLB to LCB for a consideration of RM473,030,000 to be satisfied by way of netting off against the inter-company balances between the Amsteel Group and LCB Group and the balance to be settled by an issue of LCB bonds to Amsteel.

5. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac, Posim, LCB and Limpahjaya of the one part ("Vendors A") and AMB of the other part for the disposal by the Vendors A of 119,653,758 Silverstone Shares representing 58.69% equity interest in Silverstone to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB Shares at an issue price of RM0.855 per AMB Share.

6. Conditional Share Sale Agreement dated 5 July 2000 between Akurjaya Sdn Bhd ("Akurjaya") and Limpahjaya for the disposal by Akurjaya of 240,000,000 Megasteel Sdn. Bhd. ("Megasteel") Shares to Limpahjaya for a consideration of RM1,254,000,000 to be satisfied by the netting off against inter-company balances between Amsteel Group and LCB Group and the balance to be settled by an issue of LCB bonds to Amsteel Group

7. Conditional Share Sale Agreement dated 5 July 2000 between AKR, Ambang Jaya Sdn Bhd ("Ambang Jaya"), Amsteel, Umatrac and Parkson Corporation Sdn. Bhd. ("Parkson") (collectively "Vendors B") of the one part and LLB of the other part for the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in CPB to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the Inter-PLC Debts between Amsteel Group and LLB Group.

8. Conditional Share Sale Agreement dated 5 July 2000 between Avenel and LLB for the disposal by Avenel of 170,097,271 Posim Shares representing 83.77% equity interest in Posim to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against the Inter-PLC Debts between LLB Group and Amsteel Group.

9. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers and Amsteel for the acquisition by Amsteel of 44,450,000 Akurjaya Shares representing 30% equity interest in Akurjaya for a consideration of RM547,850,000 to be satisfied by the issue of 711,493,506 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

10. Conditional Share Sale Agreement dated 5 July 2000 between TBM and Umatrac for the acquisition by Umatrac of 135,000 Hiap Joo Chong Realty Sdn. Bhd. ("Hiap Joo Chong") Shares representing 13.5% equity interest in the capital of Hiap Joo Chong for a consideration of RM2,290,000 to be satisfied by way of an issue of 2,974,026 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

11. Conditional Share Sale Agreement dated 5 July 2000 between LCB and Umatrac for the acquisition by Umatrac of 135,000 Hiap Joo Chong Shares representing 13.5% equity interest in Hiap Joo Chong for a consideration of RM2,290,000 to be satisfied by way of netting off against the Inter-PLC Debts between the LCB Group and Amsteel Group.

12. Conditional Share Sale Agreement dated 5 July 2000 between AMB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 Avenel Shares representing 20% equity interest in the capital of Avenel and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92.38 million based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB Shares with an assumed value of RM0.855 per AMB Share and the balance to be settled by netting off against the Inter-PLC Debts owing from Amsteel Group to AMB Group amounting to RM11,090,000.

13. Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 Avenel Shares representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents approximately 25% share of Avenel's net liabilities of RM92.38 million based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset) to be satisfied by way of netting off against the Inter-PLC Debts between the LLB Group and the Amsteel Group.

14. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers, Amanvest, LHSB, Araniaga, Finlink, TBM, Tirta, WCSB, Ceemax (formerly known as Likom Electronics Sdn Bhd), Lancaster, LHPL, Sin Seng and Datuk Cheng Yong Kim (collectively "Vendors C") of the one part and AMB of the other part for the acquisition by AMB of a total of 31,727,292 Silverstone Shares representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB Shares to Vendors C with an assumed value of RM0.855 per AMB Share.

15. A Conditional Supplementary Agreement approved by Zhejiang Provincial Commission on Foreign Trade and Economic Corporation on 14 July 2000 between Consitrade (M) Sdn Bhd ("Consitrade") and Zhejiang Zhedong Beer Co Ltd for the dilution of its 55% equity interest in Ningbo Lion Brewery Co Ltd by 10.29% to 44.71% and the option to purchase the aforesaid 10.29% equity interest for an amount of Rmb24,696,346 (equivalent to approximately RM11,306,815.30).

16. Share Sale Agreement dated 27 July 2000 between Exuniq Sdn. Bhd., a wholly-owned subsidiary of Amsteel and Allianz Aktiengesellschaft for the disposal of 16,906,666 Malaysia British Assurance Berhad ("MBA") Shares representing 31.57% equity interest in the capital of MBA at a total cash consideration of RM129,335,994.90 or RM7.65 per MBA Share.

17. Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn. Bhd. ("Narajaya"), Likom Electronic Pte. Ltd. ("LEPL") and Likom Caseworks Sdn. Bhd. ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T.No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

18. First Supplemental Agreement dated 19 October 2000 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Amsteel, Umatrac and Konming of 299,387,843 LLB Shares to LCB.

19. First Supplemental Agreement dated 19 October 2000 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 Silverstone Shares to AMB.

20. First Supplemental Agreement dated 19 October 2000 between Akurjaya of the one part and Limpahjaya of the other part amending certain term in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Akurjaya of 240,000,000 Megasteel Shares to Limpahjaya.

21. First Supplemental Agreement dated 19 October 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each in Chocolate Products (Malaysia) Berhad ("CPB") to LLB.

22. First Supplemental Agreement dated 19 October 2000 between Avenel of the one part and LLB of the other part amending certain term in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 Posim Shares to LLB.

23. First Supplemental Agreement dated 19 October 2000 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 44,450,000 Akurjaya Shares from Horizon Towers.

24. First Supplemental Agreement dated 19 October 2000 between TBM of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Umatrac of 135,000 Hiap Joo Chong Shares from TBM.

25. First Supplemental Agreement dated 19 October 2000 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 Avenel Shares from AMB.

26. First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 Avenel Shares from LLB.

27. First Supplemental Agreement dated 19 October 2000 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 Silverstone Shares.

28. Conditional Share Sale Agreement dated 19 October 2000 between LLB of the one part and Akurjaya of the other part for the disposal of 3,418,260 Lion Plaza Sdn Bhd Shares representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM33,350,000 to be settled by way of netting-off against the consideration payable by the LLB Group to Amsteel Group pursuant to the proposed acquisitions of assets by LLB Group from Amsteel Group under the conditional share sale agreements executed on 5 July 2000.

29. Conditional Share Sale Agreement dated 30 October 2000 between Amsteel Holdings (H.K.) Limited, a wholly-owned subsidiary company of Amsteel Capital Holdings Sdn. Bhd., of the one part and Steppington Holdings Limited of the other part for the disposal of the entire issued share capital of Amsteel Securities (H.K.) Limited, Amsteel Futures (H.K.) Limited, Amsteel Derivatives Limited and Amsteel Nominees (H.K.) Limited (collectively the "Amsteel Companies") for a total consideration of HKD10 million plus the Net Tangible Assets of Amsteel Companies.

30. Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn. Bhd. ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri Cheng Heng Jem ("TSWC"), in which TSWC or his nominees shall subscribe for 2,156,000 ATE Shares representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per Share or at a total subscription price of approximately RM3,365,000.

31. Conditional Sale and Purchase Agreement dated 10 November 2000 between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 ATE Shares, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being:-

    (a) SGD18,060,648 (equivalent to approximately RM39 million); or
    (b) SGD41,664,404 (equivalent to approximately RM90 million based on the exchange rate of SGD1.00 : RM2.16), in the event the Proposed Listing of the associate company of ATE, Anhui Jianghuai Automotive Chasis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

    to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD0.25 each together with up to 166,657,616 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co. Ltd. ("AJ Group") and adjustments contained therein.

32. An Agreement dated 17 November 2000 between Consitrade and Taixing Brewery Factory for the acquisition of an additional 45% equity stake in Jiangsu DEbier Brewery Co Ltd, inclusive of shareholder's loan for a cash consideration of Rmb50 million (equivalent to approximately RM22.8 million).

33. Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn. Bhd. ("LCS") and LEPL, whereby the parties thereto agreed to the variation of the mode of redemption by LCS of 43,613,000 5-years cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

34. Second Supplemental Agreement dated 12 December 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors B of 209,209,445 ordinary shares of RM0.50 each in CPB to LLB.

35. Conditional shares sale and purchase agreement dated 14 December 2000 entered into between, among others, Datavest Sdn Bhd ("Datavest"), as one of the vendors of the one part and Affin-UOB Holdings Sdn Bhd ("Affin-UOB") as purchaser of the other part and Amsteel of the last part in which Datavest disposes its entire 83.78% equity interest comprising 155,000,000 Amsteel Securities Shares for a cash consideration of up to RM238,783,783.78.

36. Conditional sale and purchase agreement dated 14 December 2000 entered into between LLB of the one part and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") of the other part in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang, Negeri Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14.88 million.

37. Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000, whereby TSWC shall instead subscribe for 2,530,000 ATE Shares representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per Share or at a total subscription price of approximately RM3,365,000.

38. Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMBV shall dispose of its 25,000,000 ATE Shares, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:-

    (a) SGD15,383,527 (equivalent to approximately RM33.2 million); or
    (b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

    to be satisfied by LAP with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

39. Exchange of Assets Agreement dated 13 February 2001 between JCorp, Amsteel and AKR and AMSB in which:-

    (i) JCorp shall sell and transfer 218,010,000 Antara Shares to AMSB for a consideration of RM108,230,000.00; and
    (ii) in satisfying the aforesaid consideration payable to JCorp, AMSB shall procure (a) Amsteel to transfer to JCorp 500,000 LGP Shares and assign to JCorp shareholders' advances owing by LGP to Amsteel; and (b) AKR to transfer to JCorp, 7,500,000 ES Shares.

40. Call Option Agreement dated 13 February 2001 between AKR and JCorp in which JCorp has been granted a call option to purchase 18,000,000 ES Shares.

41. Lease Agreement dated 13 February 2001 between Antara and AMSB pursuant to which AMSB has the full rights and liberty to operate Antara steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

42. Sale and Purchase Agreement dated 16 March 2001 between Amsteel and Sumurmuda and Norville for the acquisition by Amsteel of 245,000 LGP Shares representing 49% equity interest in LGP for a total cash consideration of RM20.37 million.

43. Sale and Purchase Agreement dated 16 March 2001 between AKR and HMI for the sale of 9,000,000 ES Shares representing 30% equity interest in ES for a total cash consideration of RM20.70 million.

44. Sale and Purchase Agreement dated 16 March 2001 between AKR and Unirio for the sale of 4,500,000 ES Shares representing 15% equity interest in ES for a total cash consideration of RM10.35 million.

45. Sale and Purchase Agreement dated 16 March 2001 between AKR and Senipuri for the sale of 4,500,000 ES Shares representing 15% equity interest in ES for a total cash consideration of RM10.35 million.

46. Sale and Purchase Agreement dated 20 June 2001 between Amsteel and SCB Developments Berhad for the sale by Amsteel to SCB Developments Berhad of Amsteel's entire equity interest in Optima Jaya (comprising 150,000 Optima Jaya Shares) for a consideration of RM150,000 for the shares and payment by SCB Developments Berhad to Amsteel of the sum of RM113,850,000 in settlement of amount owing by Optima Jaya to Amsteel and in consideration of Amsteel assuming the debts of Optima Jaya.

47. Supplemental Conditional Agreement dated 10 July 2001 made between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-years cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):-

    (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and
    (b) on 28 December 2002.

48. Supplemental Guarantee dated 10 July 2001 made between LLB and TSWC, supplemental to the guarantee agreement dated 2 August 1996 made between LLB and TSWC, whereby the parties thereto had agreed that TSWC shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

49. Put Option Agreement dated 7 September 2001 entered into between Norville and Amsteel, whereby Norville has granted Amsteel a put option to require Norville to purchase 183,750 LGP Shares representing 36.75% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM15,280,000.

50. Put Option Agreement dated 7 September 2001 entered into between Sumurmuda and Amsteel, whereby Sumurmuda has granted Amsteel a put option to require Sumurmuda to purchase 61,250 LGP Shares representing 12.25% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM5,090,000.

51. Conditional Share Sale Agreement dated 1 October 2001 between AMB and Suzuki Motor Corporation, Japan ("SMC") whereby AMB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. ("SAM") comprising of 13,393,298 SAM Shares to SMC for a cash consideration of RM26,682,706.00.

52. Conditional Joint Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of SAM and the management and business operation of SAM.

53. Conditional Share Sale Agreement dated 1 October 2001 between AMB and SMC whereby AMB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. ("LSM") comprising of 1,530,510 LSM Shares to SMC for a cash consideration of RM1,227,789.00.

54. Conditional Joint Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of LSM and the management and business operation of LSM.

55. Second Supplemental Agreement dated 8 October 2001 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Amsteel, Umatrac and Konming of a revised 224,540,882 LLB Shares representing 50.45% equity interest in LLB to LCB for a revised consideration of RM260,467,423 to be satisfied by an issue of RM227,834,077 LCB Bonds and an issue of RM32,633,346 in value of new LCB.

56. Second Supplemental Agreement dated 8 October 2001 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 Silverstone Shares representing 58.69% equity interest in Silverstone to AMB for a revised consideration of RM150,055,564 to be satisfied by an issue of 143,147,530 in value of new AMB Shares at a proposed issue price of RM1.00 per AMB Share and the balance of RM6,908,034 to be set-off against inter-company balances owing from LCB Group to AMB Group.

57. Second Supplemental Agreement dated 8 October 2001 between Akurjaya of the one part and Limpahjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Akurjaya of 240,000,000 Megasteel Shares for a revised consideration of RM1,089,992,435 to be satisfied by an issue of RM953,429,867 LCB Bonds and RM136,562,568 in value of new LCB Shares at an indicative price of RM1.00 per LCB Share.

58. Second Supplemental Agreement dated 8 October 2001 between Avenel of the one part and LLB and AMSB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel and LLB, to include the inclusion of AMSB as a co-purchaser and the disposal by Avenel of 170,097,271 Posim Shares representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by Amsteel Group to LLB and AMSB.

59. Second Supplemental Agreement dated 8 October 2001 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 44,450,00 Akurjaya Shares for a revised consideration of RM423,897,731 to be satisfied by an issue of RM423,897,731 in value of new Amsteel shares.

60. Second Supplemental Agreement dated 8 October 2001 between TBM of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary Hiap Joo Chong Shares for a revised consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new Amsteel shares.

61. First Supplemental Agreement dated 8 October 2001 between LCB of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties, to include the acquisition by Umatrac of 135,000 Hiap Joo Chong Shares for a revised consideration of RM1,915,000 to be satisfied by netting-off against inter-company balances owing by LCB Group to Amsteel Group.

62. Second Supplemental Agreement dated 8 October 2001 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 Avenel Shares for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel group to Posim), to be satisfied by the netting-off of existing inter-company indebtedness owing by Amsteel Group to AMB Group.

63. Second Supplemental Agreement dated 8 October 2001 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 Avenel Shares for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets as at 30 June 2001 (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel group to Posim, to be satisfied by netting-off the existing inter-company indebtedness owing by Amsteel Group to LLB Group.

64. Second Supplemental Agreement dated 8 October 2001 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 Silverstone Shares for a revised consideration of RM39,788,610 to be satisfied by an issue of 39,788,610 new AMB Shares.

65. Second Supplemental Agreement dated 8 October 2001 between Vendors B of the one part and LLB and AMSB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include AMSB as a co-purchaser and the disposal by Vendors B and the acquisition by LLB and AMSB of 207,209,445 ordinary shares of RM0.50 each in CPB for a revised consideration of RM201,501,369 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the LLB Group.

66. First Supplemental Agreement dated 8 October 2001 between LLB of the one part and Akurjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB of 100% equity interest in Lion Plaza Sdn. Bhd., for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 in value of bonds to be issued by Amsteel.

67. Conditional Share Sale Agreement dated 8 October 2001 between AMSB of the one part and LLB of the other part for the disposal by AMSB to LLB of RM33,900,000 worth of ordinary shares of RM0.50 each in CPB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 in value of bonds to be issued by LLB.

68. Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co Ltd ("LBG"), a 55% subsidiary of Debier Sdn Bhd, which is in turn a wholly-owned subsidiary of CPB, of the one part and Consitrade, a wholly-owned subsidiary of CPB, of the other part, for the acquisition of 30% equity interest in Pingyang Lion Beer Co Ltd ("Pingyang") for a cash consideration of Rmb11,784,000 (equivalent to approximately RM5,395,110.34).

69. Conditional Agreement dated 5 November 2001 between LBG of the one part and Jinkeda Group Co Ltd of the other part for the acquisition of 24.6% equity interest in Pingyang for a cash consideration of Rmb9,663,000 (equivalent to approximately RM4,424,045.42).

70. A Letter dated 20 November 2001 between AMBV, TSWC and LAP, whereby the consideration for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP, was confirmed at SGD37,255,682 (equivalent to approximately RM80.47 million) pursuant to the completion of the listing of AJ Auto by September 2001, to be satisfied by LAP partly in cash and partly with the issuance of up to 87,488,620 new LAP shares at par value of SGD0.25 together with up to 87,488,620 free detachable LAP warrants to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

71. Conditional Share Sale Agreement dated 6 December 2001 between Amsteel, Ambang Jaya and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore") of the one part and Shen Gang Limited and Grand Marvellous Limited on the other part for the disposal by Ambang Jaya and Angkasa Singapore of 241,615,000 ordinary shares of HKD0.20 each representing 12.95% equity interest in eCyberChina Holdings Limited for a cash consideration of HKD48,323,000.

72. Conditional Sale and Purchase Agreement dated 28 January 2002 between Amsteel Securities and Affin-UOB for the disposal by Amsteel Securities of (a) its dealer's licence and (b) certain assets including Amsteel Securities' entire equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a total cash consideration of RM42,253,000.

73. Third Supplemental Agreement dated 26 March 2002 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel, Umatrac and Konming of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in LLB to LCB for a consideration of RM260,467,423 to be satisfied by an issue of RM219,973,973 LCB Bonds and an issue of RM40,493,450 in value of new LCB shares.

74. Third Supplemental Agreement dated 26 March 2002 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone to AMB for a consideration of RM150,055,564 to be satisfied by an issue of RM143,231,483 in value of new AMB Shares and the balance of RM6,824,081 to be set-off against inter-company balances owing by the LCB Group to the AMB Group.

75. Third Supplemental Agreement dated 26 March 2002 between Akurjaya of the one part and Limpahjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in Megasteel for a revised consideration of RM1,007,921,816 to be satisfied by an issue of RM851,225,707 LCB Bonds and RM156,696,109 in value of new LCB shares.

76. Third Supplemental Agreement dated 26 March 2002 between Avenel of the one part and LLB and AMSB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a revised consideration of RM499,417,017, of which 47,627,236 ordinary shares of RM1.00 each representing 28% equity interest in Posim to be apportioned to LLB and 122,470,035 ordinary shares of RM1.00 each representing 72% equity interest in Posim to be apportioned to AMSB.

77. Third Supplemental Agreement dated 26 March 2002 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each in Akurjaya for a revised consideration of RM399,276,545 to be satisfied by an issue of RM399,276,545 in value of new Amsteel shares.

78. Third Supplemental Agreement dated 26 March 2002 between TBM of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong for a consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new Amsteel shares.

79. Third Supplemental Agreement dated 26 March 2002 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM80,626,597, which represents: (i) AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim) and (ii) netting-off indemnity payment made by AMB to lenders of Avenel.

80. Third Supplemental Agreement dated 26 March 2002 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM122,045,746 which represents LLB's 25% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000 and after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim).

81. Third Supplemental Agreement dated 26 March 2002 between Horizon Towers, Amanvest, LHSB, Araniaga, Finlink, TBM, Tirta, WCSB, Ceemax, Lancaster, LHPL, Sin Seng and Datuk Cheng Yong Kim of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new AMB shares.

82. Fourth Supplemental Agreement dated 26 March 2002 between Vendors B of the one part and LLB and AMSB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties, to include the acquisition by LLB and AMSB of 207,209,445 ordinary shares of RM0.50 each in CPB representing 59.47% equity interest in CPB for a consideration of RM201,501,369, of which 58,018,645 ordinary shares of RM0.50 each to be apportioned to LLB and 149,190,800 ordinary shares of RM0.50 each to be apportioned to AMSB.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any working day from the date of this Circular up to and including the date of the EGM:

(a) Memoranda and Articles of Association of Amsteel, LGP and ES;

(b) Audited financial statements of Amsteel, LGP and ES for the past 2 financial years ended 30 June 2001, unaudited results of Amsteel for the half year ended 31 December 2001 and unaudited results of LGP and ES for the quarter ended 30 September 2001;

(c) Valuation Report and Letter from Vigers dated 8 February 2001 and 5 April 2002 respectively on the LGP Land;

(d) the letters of consent referred to in Section 2 above;

(e) the material litigations referred to in Section 3 above; and

(f) the material contracts referred to in Section 4 above.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 April 2002 at 3.00 p.m., for the purpose of considering, and if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed ratification of the acquisition of the remaining 49% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") by Amsteel Corporation Berhad ("Amsteel") for a cash consideration of RM20.37 million

THAT the acquisition by Amsteel of the remaining 49% equity interest in LGP comprising 245,000 ordinary shares of RM1.00 each fully paid from Norville Corporation Sdn Bhd (36.75%) and Sumurmuda Sdn Bhd (12.25%) for a total cash consideration of RM20.37 million upon the terms and conditions contained in the Share Sale Agreement dated 16 March 2001 be and is hereby affirmed and ratified.

ORDINARY RESOLUTION 2

Proposed disposal of 100% equity interest in LGP by Amsteel to Johor Corporation ("JCorp")

THAT subject to the approvals being obtained from all relevant authorities and contingent upon the passing of Ordinary Resolutions 1 and 3, authority be and is hereby given for the proposed disposal by Amsteel to JCorp of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled in the manner set out in Ordinary Resolution 3 below ("Proposed Disposal of LGP")

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Disposal of LGP; and
b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

ORDINARY RESOLUTION 3

Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel to Amsteel Mills Sdn Bhd ("AMSB")

THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above, authority be and is hereby given for the proposed settlement of inter-company indebtedness of RM108.23 million of the RM940.15 million owing as at 31 December 2001 by Amsteel to AMSB involving the following:

a) proposed netting-off of the consideration for the Proposed Disposal of LGP against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and

b) proposed cash payment of RM17.25 million by Ayer Keroh Resort Sdn Bhd to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB

(collectively referred to as the "Proposed Settlement")

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement; and
b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
8 April 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member / members of AMSTEEL CORPORATION BERHAD hereby appoint ....

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 April 2002 at 3 p.m. or at any adjournment thereof.

RESOLUTIONS	**FOR**	**AGAINST**
ORDINARY RESOLUTION 1		
ORDINARY RESOLUTION 2		
ORDINARY RESOLUTION 3		

Please indicate with an "X" how you wish your vote to be cast in respect of the resolutions. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my hand this ________________ day of ___________________ 2002

No. of shares _________________________________ Signed _______________________

In the presence of _______________

Representation at Meeting

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.